Exhibit 2.1

ASSET PURCHASE AGREEMENT

by and between

RENESAS ELECTRONICS AMERICA INC.

and

SITIME CORPORATION

Dated as of February 4, 2026

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(continued)

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(continued)

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(continued)

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		Page

ARTICLE XI TAX MATTERS		103

11.1	Tax Covenants	103

ARTICLE XII MISCELLANEOUS		105

12.1	Assignment	105
12.2	No Third-Party Beneficiaries	105
12.3	Expenses	106
12.4	Notices	106
12.5	Interpretation	107
12.6	Limitation on Damages	108
12.7	Counterparts	108
12.8	Entire Agreement	108
12.9	Severability	108
12.10	Governing Law; Venue	119
12.11	Waiver of Jury Trial	119
12.12	Amendments and Waivers	119
12.13	Specific Performance	110
12.14	Joint Drafting	110
12.15	Fulfillment of Obligations	110
12.16	Legal Representation and Privilege	110
12.17	Financing Sources	112

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LIST OF EXHIBITS

Exhibit A	Form of Acquired Patent License Agreement

Exhibit B	Form of Bill of Sale and Assignment and Assumption Agreement

Exhibit C	Form of Patent Assignment

Exhibit D	Form of Retained Patent License Agreement

Exhibit E	Form of Trademark Assignment

Exhibit F	Form of Transition Services Assignment

Exhibit G	Data Migration

Exhibit H-1	Form of Canadian Local Transfer Agreement

Exhibit H-2	Form of Chinese Local Transfer Agreement

Exhibit H-3	Form of Malaysian Local Transfer Agreement

Exhibit I	R&W Binder

Exhibit J	Form of Registration Rights Agreement

Exhibit K	Form of Intellectual Property Assignment Agreement

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LIST OF SCHEDULES

Schedule A Schedule 1.1(a)	Key Employees Products in Development

Schedule 1.1(b)	Divesting Entities

Schedule 1.1(c)	Employee Schedule

Schedule 1.1(d)	TSA Employees

Schedule 1.1(e)	Seller Knowledge Individuals

Schedule 1.1(f)	Purchaser Knowledge Individuals

Schedule 1.1(g)	Permitted Activities

Schedule 1.1(h)	Permitted Liens

Schedule 1.1(i)	Prior Products

Schedule 1.1(j)	Seller Retained Restricted IP

Schedule 1.1(k)	Seller Retained Unregistered IP

Schedule 1.1(l)	Shared Software

Schedule 1.1(m)	Transferred Products

Schedule 2.1(b)	Transferred Contracts

Schedule 2.1(c)	Transferred Patents

Schedule 2.1(d)	Transferred Trademarks

Schedule 2.1(f)	Transferred Permits

Schedule 2.1(g)(iv)	Transferred Equipment

Schedule 2.1(g)(v)	Transferred Laptops

Schedule 2.1(h)	Transferred Data

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Schedule 2.1(j)	Other Transferred Assets

Schedule 2.4(h)	Retained Liabilities

Schedule 2.5(c)	Non-Assignable Assets

Schedule 6.4(a) Schedule 6.15	Regulatory Filing Jurisdictions Retained Names and Marks

Schedule 6.25	Supply Matters

Schedule 8.1(a)	Governmental Approvals

Schedule 8.1(b)	Restraint Jurisdictions

Schedule 9.2(c)	Effect of Termination

Schedule 11.1(a)	Allocation of Purchase Price

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ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement dated as of February 4, 2026 (this “Agreement”), is entered into between Renesas Electronics America Inc., a California corporation (“Seller”), and SiTime Corporation, a Delaware corporation (“Purchaser”). Capitalized terms used herein without definition have the respective meanings assigned to them in Article I.

WHEREAS, Seller is the direct or indirect parent or an Affiliate of each other Divesting Entity that holds Transferred Assets, and Seller and such other Divesting Entities collectively own all of the Transferred Assets;

WHEREAS, the Divesting Entities are engaged in the Business;

WHEREAS, Seller wishes to sell and assign, and to cause the other Divesting Entities to sell and assign, to Purchaser, and Purchaser wishes to purchase and assume from the Divesting Entities, the Transferred Assets and Assumed Liabilities, subject to the terms and conditions set forth herein; and

WHEREAS, each employee listed on Schedule A (each, a “Key Employee”) has executed and delivered to Purchaser an employment agreement and other required employment documents required to be entered into with Purchaser.

NOW, THEREFORE, in consideration of the premises and the mutual agreements and covenants hereinafter set forth, and intending to be legally bound, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1 Definitions. As used in this Agreement, the following terms shall have the following meanings:

“2025 and 2024 Audited Financial Statements” has the meaning set forth in Section 6.20(a).

“2026 Audited Financial Statements” has the meaning set forth in Section 6.20(b).

“Accounting Standards” means International Financial Reporting Standards, comprising the accounting standards and interpretations issued, adopted, and/or approved by the International Accounting Standards Board.

“Acquired Patent License Agreement” means the Acquired Patent License Agreement, dated as of the Closing Date, by and between Seller and Purchaser, in substantially the form attached as Exhibit A.

“Acquisition” means the purchase and sale of the Transferred Assets and the assumption of the Assumed Liabilities pursuant to this Agreement.

“Acquisition Transaction” shall mean any transaction involving, directly or indirectly, the sale, assignment or other disposition of all or any material portion of the Transferred Assets, other than disposal of inventory or obsolete equipment in the ordinary course of business consistent with past practices.

“Affiliate” means, with respect to any party, any Person or entity controlling, controlled by or under common control with such party. For purposes of this definition, “control” means, with respect to any entity, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such entity, whether through the ownership of voting securities (or other ownership interest), by contract or otherwise.

“Agreement” has the meaning set forth in the preamble.

“Allocation” has the meaning set forth in Section 11.1(a).

“Alternative Debt Financing” has the meaning set forth in Section 6.18(f)(ii).

“Alternative Debt Financing Commitment” has the meaning set forth in Section 6.18(f)(iii).

“Ancillary Agreements” means the Bill of Sale and Assignment and Assumption Agreement, the Transition Services Agreement, the IP Agreements, the Local Transfer Agreements, the Registration Rights Agreement and any other agreements and instruments to be executed and delivered by the parties hereto or their respective Affiliates in connection with the transactions contemplated by this Agreement.

“Anti-Corruption Laws” has the meaning set forth in Section 4.22.

“Assumed Liabilities” has the meaning set forth in Section 2.3.

“Attorney-Client Information” means information or documents of the Divesting Entities protected under the attorney-client privilege, solicitor-client privilege, work product or other attorney-client or solicitor-client confidential information.

“Balance Sheet” has the meaning set forth in Section 4.4(a).

“Bill of Sale” means the Bill of Sale and Assignment and Assumption Agreement, dated as of the Closing Date, by and between Seller and Purchaser, in substantially the form attached as Exhibit B.

“Business” means the development, fabrication, testing, sales and marketing of the Transferred Products.

“Business Contract” has the meaning set forth in Section 4.8.

“Business Day” means any day, other than a Saturday or a Sunday, on which commercial banks are not required or authorized to close in New York City or San Jose, California.

“C Reorg” has the meaning set forth in Section 11.1(a).

“Cash Consideration” has the meaning set forth in Section 3.2(a).

“Cause” means (i) a material breach of an employment agreement or any other written agreement between Purchaser and the Employee, (ii) gross negligence or gross misconduct in the performance of the Employee’s duties, (iii) the commission of any act or omission constituting dishonesty or fraud that is injurious to Purchaser or any Affiliate thereof, (iv) any conduct which constitutes a felony or indictable offence under applicable Law, (v) conduct by the Employee that demonstrates gross unfitness to serve, (vi) failure to attempt in good faith to implement a clear, reasonable and legal directive of the Employee’s supervisor or manager, or (vii) a breach of fiduciary duty; provided, that if an Employee’s actions or omissions set forth in this paragraph can be cured, such actions must remain uncured for 30 days after the Employee has been provided with written notice of the Employee’s obligations to cure such actions or omissions.

“Ceiling Price” has the meaning set forth in the definition of “Purchaser Per Share Stock Value.”

“Chosen Courts” has the meaning set forth in Section 12.10(b).

“Claim” means any claims, demands, actions, suits and causes of action, whether class, individual or otherwise in nature, in law or in equity.

“Claim Notice” has the meaning set forth in Section 10.3(b)(i).

“Closing” has the meaning set forth in Section 3.1.

“Closing Date” has the meaning set forth in Section 3.1.

“Closing Statement” has the meaning set forth in Section 3.4(a).

“Closing Stock Consideration Number” means the Initial Stock Consideration Number multiplied by (i) the Initial Purchaser Per Share Stock Value divided by (ii) the Purchaser Per Share Stock Value.

“Code” means the Internal Revenue Code of 1986.

“Competing Business” means the development, fabrication and testing of semiconductor timing products that directly compete with the Transferred Products.

“Compliant” shall mean, with respect to the Required Financial Information, that (i) such Required Financial Information, taken as a whole, does not contain any untrue statement of a material fact regarding the Business or omit to state any material fact regarding the Business necessary in order to make such Required Financial Information, in light of the circumstances under which such statements were made, not misleading,

(ii) Seller’s independent accountants have consented to the use of their audit opinions related to any financial statements contained in the 2025 and 2024 Audited Financial Statements or the 2026 Audited Financial Statements, as applicable, and not withdrawn any audit opinion included therein or any such consent, (iii) to the extent the Debt Financing or the Permanent Financing includes any offering or private placement of securities, such financial statements are sufficient for the delivery of customary comfort letters from Seller’s independent accountants with respect to the financial information of the Business included in the offering memorandum or prospectus for such Debt Financing or Permanent Financing in connection with the offering of such securities (subject to the completion by such accountants of customary procedures relating thereto), and (iv) the financial statements included in the Required Financial Information have not become stale under the applicable requirements of Regulation S-X.

“Confidentiality Agreements” has the meaning set forth in Section 6.3(a).

“Consent” has the meaning set forth in Section 4.3(b).

“Contingent Worker” has the meaning set forth in Section 4.13(j).

“Continuation Period” has the meaning set forth in Section 7.2(a).

“Contract” means any written contract, agreement, lease, sublease, license, sublicense or other legally binding instruments, which is either unexpired and unterminated, or under which there are surviving obligations relating to the Transferred Assets.

“Copyrights” means copyrights (whether or not registered) and registrations and applications for registration thereof in any jurisdiction, including all derivative works, moral rights, renewals, extensions, reversions or restorations associated with such copyrights, regardless of the medium of fixation or means of expression.

“Data Migration” means the migration and transfer of Transferred Data from the possession and control of Seller and the Divesting Entities to the possession and control of Purchaser as provided in the Data Migration Exhibit.

“Data Migration Exhibit” means Exhibit G (Data Migration).

“Debt Commitment Letter” has the meaning set forth in Section 5.5(a).

“Debt Financing” has the meaning set forth in Section 5.5(a).

“Debt Financing Commitment” has the meaning set forth in Section 5.5(a).

“Deficit Amount” has the meaning set forth in Section 3.4(c).

“Delayed Transferred Employee” has the meaning set forth in Section 7.1(b).

“Design Database” means the complete set of design data for the Transferred Products and any products in development set forth on Schedule 1.1(a), including, where applicable, (a) pre-layout and pre-synthesis design files and materials (such as schematics, RTL, netlists, constraints, testbenches, scripts, and related documentation) that remain editable for bug-fixing and modification, (b) simulation files, simulation results, and verification files and results, (c) post design, validation, characterization, and qualification results, (d) the final mask-ready layout data (including the GDSII or equivalent format), and (e) process design kit from any foundries used for the design. “Design Database” includes all updates, revisions, ECOs, and derivative versions of the foregoing.

“Designated Parties” has the meaning set forth in Section 4.20.

“Direct Claim” has the meaning set forth in Section 10.3(b)(i).

“Divesting Entities” means Seller and each of the entities set forth on Schedule 1.1(b).

“Dodd-Frank” has the meaning set forth in Section 5.11.

“Effective Time” has the meaning set forth in Section 3.1.

“Employee” means each employee of Seller or its Affiliates (i) listed in Schedule 1.1(c) (the “Employee Schedule”), (ii) hired after the date of this Agreement (A) to replace an Employee listed in the Employee Schedule (or any such replacement), (B) to fill a vacancy listed in the Employee Schedule, or (C) as otherwise permitted by Section 6.1(a)(ii) (each of whom shall be deemed to be an Employee and added to the Employee Schedule), (iii) as set forth on Schedule 1.1(d)(i) and will provide the Operations Services (collectively, the “Malaysia TSA Employees”), or (iv) as set forth on Schedule 1.1(d)(ii) and will provide the “Provision of the VDE” service described on Section 8 of Schedule A of the Transition Services Agreement (the “US TSA Employee”).

“Employee Benefit Plan” means any written or oral plan, program, policy, practice or agreement or arrangement providing for any retirement, pension, deferred compensation, medical, dental, vision, disability, life, severance, change-in-control, retention, vacation or other leave, incentive bonus, commissions, fringe benefit, phantom equity, equity or equity-based compensation, or any other compensation or benefits of any kind, which is sponsored or maintained by Seller or its Affiliates and in which any Employee (or any of their dependents or beneficiaries) is eligible to participate (whether or not an “employee benefit plan” within the meaning of Section 3(3) of ERISA).

“EOR” means a third party employer of record who has entered into a service agreement with the Purchaser or its designated Affiliate to employ individuals who provide services to Purchaser or its Affiliates on or following Closing.

“End Date” has the meaning set forth in Section 9.1(b)(ii).

“Enforceability Exceptions” has the meaning set forth in Section 4.2.

“Environmental Laws” means all applicable Laws and Permits relating to pollution, protection of the environment or natural resources.

“Environmental Liabilities” means any liabilities arising under or resulting from any Environmental Laws, the requirements of any Governmental Entity with regulatory jurisdiction over the enforcement of Environmental Laws, or the Release or threatened Release of Hazardous Substances.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“Estimated Transferred Inventory Amount” has the meaning set forth in Section 3.2(b).

“Exchange Act” has the meaning set forth in Section 5.11.

“Exchange Rate” means the average applicable exchange rate for the conversion of the applicable currency into U.S. Dollars (as reported on Bloomberg or, if not reported thereby, another authoritative source mutually agreeable by Seller and Purchaser), for the ten (10) Business Day period ending on (i) the second Business Day prior to the Closing Date with respect to conversions in connection with the determination of Transferred Inventory Amount or any of the payments to be made at or in connection with the Closing, or (ii) the second Business Day prior to the date of such conversion for other exchange rate calculations as may be required under this Agreement or any other Transaction Agreement.

“Excluded Assets” has the meaning set forth in Section 2.2.

“Excluded Benefits” has the meaning set forth in Section 7.2(a).

“Excluded Data” has the meaning set forth in Section 2.2(l).

“Excluded Information” means any (i) pro forma financial statements and information, including post-Closing or pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments, (ii) any financial projections, (iii) description of all or any portion of the Debt Financing, including any “description of notes,” and other information customarily provided by Debt Financing Sources or their counsel, (iv) risk factors relating to all or any component of the Debt Financing, (v) “Management’s Discussion & Analysis (MD&A)” section to be contained in any document prepared in connection with the Debt Financing and (vi) other information required by Rules 3-09, 3-10, 3-16 and Article 13 of Regulation S-X, the Compensation Discussion and Analysis or other information required by Item 10, Item 402 or Item 404 of Regulation S-K, XBRL exhibits and the executive compensation and related person disclosure rules related to SEC Release Nos. 33-8732A, 34-54302A and IC-27444A.

“Excess Amount” has the meaning set forth in Section 3.4(c).

“Existing Stock” has the meaning set forth in Section 6.15(b).

“Export Control Laws” has the meaning set forth in Section 4.21.

“Extent” has the meaning set forth in Section 12.5(a).

“Facility” means the Divesting Entities’ buildings and improvements located on the property that is the subject of the Transferred Lease.

“FCPA” has the meaning set forth in Section 4.22.

“Final Determination” means, with respect to any Taxes, (i) the expiration of the statute of limitations on both assessments and refunds of such Taxes, or (ii) the final settlement of Taxes through agreement of the parties or by an administrative or judicial decision from which no appeal can be taken.

“Final Purchase Price” has the meaning set forth in Section 3.4(c).

“Final Transferred Inventory Amount” has the meaning set forth in Section 3.4(b)(ii).

“Financial Statements” has the meaning set forth in Section 4.4(a).

“Financing Sources” means the Persons that have committed to provide, or agreed to arrange, purchase or place, any of the Debt Financing or any Permanent Financing or have otherwise entered into agreements in connection with the Debt Financing or any Permanent Financing, including any lenders, arrangers, bookrunners, underwriters, placement agents or initial purchasers, together with their Affiliates, and any of their or their Affiliates’ respective, direct or indirect, former, current or future stockholders, managers, members, directors, officers, employees, agents, advisors, other representatives or assignees.

“First Extended End Date” has the meaning set forth in Section 9.1(b)(ii)(A).

“Floor Price” has the meaning set forth in the definition of “Purchaser Per Share Stock Value.”

“Fraud” means, with respect to any party hereto, an actual or intentional fraud with respect to the making of representations and warranties contained in Article IV or Article V, as applicable; provided that such actual and intentional fraud of such party shall only be deemed to exist if (i) (A) with respect to the representations and warranties contained in Article IV, to the Knowledge of Seller, that the representations and warranties made by Seller were actually breached when made or (B) with respect to the representations and warranties contained in Article V, Purchaser had actual knowledge (as opposed to imputed or constructive knowledge) that the representations and warranties made by Purchaser were actually breached when made, (ii) such representations and warranties were made with the express intent to induce the other party hereto to rely thereon and take action or inaction to such other party’s detriment, (iii) such reliance and subsequent action or inaction by such other party was justifiable and (iv) such action or inaction resulted in Losses to such other party. “Fraud” shall only include common law liability for fraud with respect to the making of the representations and warranties contained in Article IV or Article V, as applicable, and shall exclude equitable fraud, promissory fraud, unfair dealing and any other fraud-based claim.

“GAAP” has the meaning set forth in Section 6.20(a).

“Governmental Entity” has the meaning set forth in Section 4.3(b).

“Government Official” has the meaning set forth in Section 4.22.

“Hazardous Substances” means any pollutant, contaminant, chemical, waste, or toxic or hazardous substance or material subject to regulation under Environmental Laws.

“HSR Act” has the meaning set forth in Section 4.3(b).

“Indemnification Objection Notice” has the meaning set forth in Section 10.3(b)(iii).

“Indemnification Objection Period” has the meaning set forth in Section 10.3(b)(iii).

“Indemnified Party” has the meaning set forth in Section 10.3(a)(i).

“Indemnifying Party” has the meaning set forth in Section 10.3(a)(i).

“Independent Expert” has the meaning set forth in Section 3.4(b)(ii).

“Initial Closing Statement” has the meaning set forth in Section 3.2(b).

“Initial Purchase Price” has the meaning set forth in Section 3.2(b).

“Initial Purchaser Per Share Stock Value” means $363.1395.

“Initial Stock Consideration Number” means 4,130,644.

“Intellectual Property” means all (i) Patents, (ii) Copyrights, (iii) Trademarks, and (iv) rights in trade secrets, and all other intellectual property substantially similar to any of the foregoing.

“Intellectual Property Assignment Agreement” means the Intellectual Property Assignment Agreement, dated as of the Closing Date, by and between Seller and Purchaser, in substantially the form attached as Exhibit K.

“Inventory Adjustment Amount” has the meaning set forth in Section 3.2(c).

“Inventory Target” means $16,000,000.

“IP Agreements” means, collectively, (i) the Patent Assignment, (ii) the Trademark Assignment, (iii) the Retained Patent License Agreement, (iv) the Acquired Patent License Agreement, and (v) the Intellectual Property Assignment Agreement.

“IRS” means the Internal Revenue Service of the United States.

“Judgment” has the meaning set forth in Section 4.3(a).

“Knowledge of Seller” means the actual knowledge of the Persons set forth on Schedule 1.1(e), following reasonable inquiry.

“Knowledge of Purchaser” means the actual knowledge of the Persons set forth on Schedule 1.1(f), following reasonable inquiry.

“Law” has the meaning set forth in Section 4.3(a).

“Law Firm” means Sidley Austin LLP.

“Licensable” means sublicensable, within the scope of the license set forth in Section 6.21 by Seller or its Affiliates without the payment of any additional fees or royalties, and without obtaining any consent or approval of any third party, and without taking any other action or satisfying any other condition, in each case, imposed by the licensor, as determined by Seller, in its reasonable discretion.

“Liens” has the meaning set forth in Section 4.3(a).

“Local Transfer Agreements” has the meaning set forth in Section 3.3(a)(i).

“Losses” has the meaning set forth in Section 10.1.

“made available”, “provided by”, or any similar term means, with respect to any document, that such document (i) was in the electronic data room by the Business Day prior to the date hereof or (ii) was delivered to Purchaser or its Representatives by Seller or any of its Affiliates or Representatives prior to the date hereof.

“Malaysia TSA Employees” has the meaning set forth in the definition of “Employee.”

“Malaysian Stamp Taxes” means any stamp duty payable under Malaysian Law in connection with the transactions contemplated by the Transaction Agreements.

“Marked Evaluation Boards” means the ready to use circuit boards that the customers of the Business use to test Transferred Products for performance, features and suitability bearing the Retained Names and Marks.

“Marked Masks” means: (a) the Transferred Masks; and (b) the Transferred Product Mask Sets (as defined in Schedule A to the Transition Services Agreement). For clarity, new tape-outs and revisions shall not be considered a Marked Mask.

“Marketing Period” means the first period of fifteen (15) consecutive Business Days after the date of this Agreement commencing on the later of (A) forty-five (45) days after the delivery of the 2024 Audited Financial Statements by Seller in accordance with Section 6.20(b) and (B) thirty (30) days after the delivery of the 2025 Audited Financial Statements in accordance with Section 6.20(b) and, to the extent the 2026 Audited Financial Statements are required to be delivered by the Seller in accordance with Section 6.20(b), the 2026 Audited Financial Statements, as applicable, or (C) to the extent any Subsequent Unaudited Financial Statements are required to be delivered by the Seller in accordance with Section 6.20(b), the later of (I) the date the Marketing Period would have commenced pursuant to clause (A) above, (II) the first Business Day following the date that is twenty one (21) days following the delivery of such Subsequent Unaudited Financial Statements and (III) the preparation of the pro forma statements by the Purchaser (it being understood and agreed that the Purchaser shall use best efforts to prepare such pro forma statements promptly following the receipt of such Subsequent Unaudited Financial Statements, but in no event later than twenty one (21) days after such receipt); provided that

(i) if Seller shall in good faith reasonably believe it has provided the applicable Required Financial Information, it may deliver to Purchaser a written notice to that effect (stating when it believes it completed such delivery), in which case Seller shall be deemed to have complied with the foregoing requirements (and the Marketing Period shall be deemed to have commenced on the date specified in such notice) unless the Purchaser in good faith reasonably believes that Seller has not completed the delivery of the applicable Required Financial Information and, within three (3) Business Days after the delivery of such notice by Seller, delivers a written notice to Seller to that effect or stating that the Required Financial Information is not Compliant (stating with reasonable specificity which Required Financial Information Seller has not delivered or is not Compliant);

(ii) notwithstanding the delivery of any Required Financial Information, and the passage of time as set forth in clause (A) or (B) above, Purchaser shall not be required to cause its Financing Sources to begin the Marketing Period, and the Marketing Period shall not begin, to the extent (x) the condition set forth in Section 8.1(a) has not been met, or (y) the Required Financial Information is not Compliant;

(iii) as of the first day and throughout such fifteen (15) consecutive Business Day period, nothing shall have occurred and no condition shall exist that would cause any of the conditions set forth in Section 8.1(b) to fail to be satisfied assuming the Closing Date were to be scheduled for any time during such fifteen (15) Business Day period;

(iv) as of the first day and throughout such fifteen (15) consecutive Business Day period, the Required Financial Information is Compliant;

(v) the Marketing Period shall end on any earlier date on which the Debt Financing (or any Alternative Debt Financing or Permanent Financing) in an amount necessary to fund the Required Amount is consummated or obtained;

(vi) April 2 and April 3, 2026 shall not constitute Business Days for purposes of such Marketing Period (provided, however, that such exclusion shall not restart the Marketing Period);

(vii) May 21, 2026 through May 26, 2026 shall not constitute Business Days for purposes of such Marketing Period; provided that such exclusion shall not restart the Marketing Period;

(viii) June 18 and June 19, 2026 shall not constitute Business Days for purposes of such Marketing Period (provided, however, that such exclusion shall not restart the Marketing Period);

(ix) July 1, 2026 through July 3, 2026 shall not constitute Business Days for purposes of such Marketing Period; provided that such exclusion shall not restart the Marketing Period;

(x) if the Marketing Period has not been completed on or prior to August 19, 2026, such Marketing Period shall not commence until September 8, 2026;

(xi) November 26 and November 27, 2026 shall not constitute Business Days for purposes of such Marketing Period; provided that such exclusion shall not restart the Marketing Period;

(xii) if such Marketing Period has not been completed on or prior to December 18, 2026, such Marketing Period shall not commence until January 4, 2027;

(xiii) January 15 and January 18, 2027 shall not constitute Business Days for purposes of such Marketing Period (provided, however, that such exclusion shall not restart the Marketing Period);

(xiv) February 12 and February 15, 2027 shall not constitute Business Days for purposes of such Marketing Period (provided, however, that such exclusion shall not restart the Marketing Period);

(xv) March 25 and March 26, 2027 shall not constitute Business Days for purposes of such Marketing Period (provided, however, that such exclusion shall not restart the Marketing Period);

(xvi) May 27, 2027 through June 1, 2027 shall not constitute Business Days for purposes of such Marketing Period; provided that such exclusion shall not restart the Marketing Period; and

(xvii) July 1, 2027 through July 5, 2027 shall not constitute Business Days for purposes of such Marketing Period; provided that such exclusion shall not restart the Marketing Period.

For the avoidance of doubt, after the Marketing Period has commenced, unless the previously delivered Required Financial Information ceases to be Compliant, furnishing Purchaser and/or the Financing Sources with updates to the Required Financial Information shall not be deemed to restart the fifteen (15)-Business Day period then in effect.

“Mask Names and Marks” means the Retained Names and Marks on the Marked Masks as of the Closing.

“Material Adverse Effect” means any event, change, occurrence or effect that, individually or in the aggregate, has a material adverse effect on the financial condition or results of operations of the Business, taken as a whole; provided, however, that none of the following, and no effect, change, occurrence or effect arising out of or resulting from the following, shall constitute or be taken into account, individually or in the aggregate, in determining whether there has been or will be a Material Adverse Effect: (i) (A) any of Seller’s or other Divesting Entities’

compliance with their respective obligations in accordance with the express terms and conditions of this Agreement or any Ancillary Agreement or (B) any action by Seller which Purchaser has expressly requested in writing to be taken; (ii) any event, change, occurrence or effect affecting any industry, industry sector or any geographic market in which the Business operates generally or the United States or worldwide economy generally or the securities, syndicated loan, credit or other financial markets generally, including changes in interest or exchange rates; (iii) political or regulatory conditions, including the worsening of any existing conditions; (iv) any natural disaster or pandemic or other outbreak of disease (including measures taken by any Governmental Entity in response thereto) or any acts of terrorism, sabotage, military action or war (whether or not declared, including the ongoing conflict between the Russian Federation and Ukraine), or any escalation or worsening thereof, or any other force majeure event, whether or not caused by any Person, or any national or international calamity or crisis; (v) any failure of the Business or Seller or any of its Affiliates to meet internal or public forecasts, projections, predictions, guidance, estimates, milestones or budgets; (vi) the negotiation or execution of this Agreement or any Ancillary Agreement or the announcement or pendency of the Acquisition or a potential transaction involving the Business, including any litigation or any loss of, or impact on the relation of the Business with, any employees, customers, suppliers, partners or distributors (other than any representation or warranty the purpose of which is to expressly address the consequences of the negotiation or execution of this Agreement or any Ancillary Agreement or the announcement or pendency of the Acquisition or a potential transaction involving the Business); (vii) any change or prospective change in Laws or any accounting standards or the enforcement thereof; or (viii) any actions required under Section 6.4 hereof; provided, however, that with respect to clauses (ii), (iii), (iv) and (vii), such matter shall be considered to the extent (but solely the disproportionate extent) that it disproportionately affects the Business, taken as a whole, as compared to similar situated businesses in the industries in which the Business operates.

“Material Customer” has the meaning set forth in Section 4.17(a).

“Material Distributor” has the meaning set forth in Section 4.17(c).

“Material Supplier” has the meaning set forth in Section 4.17(b).

“MD&A” has the meaning set forth in Section 6.19(a)(v).

“Most Recent Balance Sheet Date” has the meaning set forth in Section 4.4(a).

“Nasdaq” has the meaning set forth in Section 5.14.

“Non-Assignable Asset” has the meaning set forth in Section 2.5(a).

“Non-Scheduled Contracts” means the following: (a) Contracts for open source code, (b) form invention assignment Contracts with employees, consultants and independent contractors, (c) Contracts where Seller or any of its Affiliates granted non-exclusive rights to consultants and contractors to use Intellectual Property for purposes of performing services for the benefit of Seller or any of its Affiliates, (d) confidentiality and non-disclosure agreements, (e) purchase orders, invoices, and similar confirmatory or administrative documents that are ancillary to the main contractual relationship between the parties to a particular Contract or group of Contracts, (f) Contracts with a non-exclusive license that is merely incidental to the transaction contemplated by such Contract and not material to the Business, the commercial purpose of which is primarily for something other than such license, including a Contract to purchase or lease equipment, such as a phone system, photocopier, printer, scanner, computer, server, workstation, tablet, mobile device, or smartphone that also contains a license of Intellectual Property included in any such device, or with respect to feedback, suggestions, or with respect to a party’s trademark(s) for inclusion on customer lists (or similar promotional purposes), (g) online terms of service and privacy policies, and inbound licenses granted to Seller or any of its Affiliates to commercially available software in object code form and licensed on a non-exclusive basis, and (h) Contracts for computer leases.

“Notice of Objection” has the meaning set forth in Section 3.4(b)(i).

“Objection Period” has the meaning set forth in Section 3.4(b)(i).

“OCA” has the meaning set forth in Section 6.20(d).

“Operations Services” has the meaning set forth in Section 7.5.

“Other Available Funds” has the meaning set forth in Section 5.5(b).

“Patent Assignment” means the Patent Assignment, dated as of the Closing Date, by and between Seller and Purchaser, in substantially the form attached as Exhibit C.

“Patents” means national and multinational statutory invention registrations, patents and patent applications of any type that are issued, pending or applied for in any jurisdiction, including claims or pending claims to inventions or improvements and all provisionals, nonprovisionals, divisions, continuations, continuations-in-part, reissues, extensions, supplementary protection certificates, reexaminations and the equivalents of any of the foregoing in any jurisdiction, and all inventions disclosed in each such registration, patent or patent application.

“Permit” means the permits, licenses, franchises, approvals or authorizations issued or granted to the Divesting Entities by Governmental Entities for the current operation of the Business and the Facilities.

“Permanent Financing” has the meaning set forth in Section 6.19(a).

“Permitted Activity” means the activities set forth on Schedule 1.1(g).

“Permitted Liens” means (i) such Liens as are set forth on Schedule 1.1(h), (ii) mechanics’, carriers’, workmen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business, (iii) Liens arising under original purchase price conditional sales Contracts and equipment leases with Third Parties entered into in the ordinary course of business, (iv) Liens for Taxes that may thereafter be paid without penalty or that the taxpayer is contesting in good faith, in each case for which adequate reserves have been established on the Financial Statements in accordance with the Accounting Standards, (v) Liens disclosed in the Financial Statements or the notes thereto or securing liabilities reflected in the Financial Statements or the notes thereto or in the Closing Statement, (vi) restrictions under real property leases, subleases, licenses or occupancy agreements to which any Divesting Entity is a party, (vii) recorded or unrecorded easements, covenants, rights-of-way and other similar restrictions, (viii) (A) zoning, entitlement, land use, building and other similar restrictions and (B) Liens that have been placed by any developer, landlord or other Third Party on property over which any Divesting Entity have leasehold rights, easement rights and subordination or similar agreements relating thereto, (ix) other imperfections of title, licenses or Liens, if any, which do not materially impair the continued use and operation of the assets to which they relate in the conduct of the Business as currently conducted and (x) any matter which would be disclosed by an accurate survey or physical inspection of the Facilities.

“Person” means an individual or a sole proprietorship, partnership, limited partnership, limited liability partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, or other similar entity or organization, including a Governmental Entity.

“Personal Data” means any data or information arising out of or related to the Business that constitutes “personal data,” “personal information” or similar term as defined under Law.

“Post-Closing Tax Period” means all taxable periods beginning after the Closing Date and the portion beginning on the day after the Closing Date of any tax period that includes but does not end on the Closing Date.

“Pre-Closing Period” means the period from the date of this Agreement until the earlier of (x) the Closing Date and (y) the date this Agreement is terminated pursuant to Article IX.

“Pre-Closing Tax Period” means all taxable periods ending on or prior to the Closing Date and the portion ending on the Closing Date of any taxable period that includes but does not end on the Closing Date.

“Preliminary Allocation” has the meaning set forth in Section 11.1(a).

“Preliminary Allocation Objection Notice” has the meaning set forth in Section 11.1(a).

“Prior Products” means, collectively, the inactive products listed on Schedule 1.1(i).

“Privacy Requirements” has the meaning set forth in Section 4.9(a).

“Proceeding” has the meaning set forth in Section 2.5(a).

“Purchase Price” has the meaning set forth in Section 3.2(a).

“Purchaser” has the meaning set forth in the preamble.

“Purchaser Common Stock” means shares of common stock, $0.0001 par value per share, of Purchaser.

“Purchaser Confidential Information” has the meaning set forth in Section 6.3(c).

“Purchaser Fundamental Representations” means the representations and warranties of Seller set forth in Section 5.1 (Organization), Section 5.2 (Authority; Execution and Delivery; Enforceability), Section 5.5 (Availability of Funds), Section 5.6 (Solvency) and Section 5.8 (Brokers and Finders).

“Purchaser Group Members” has the meaning set forth in Section 12.16(a).

“Purchaser Indemnitees” has the meaning set forth in Section 10.1.

“Purchaser Material Adverse Effect” has the meaning set forth in Section 5.3(b).

“Purchaser Per Share Stock Value” means the volume-weighted average price, rounded to four decimal points, of shares of Purchaser Common Stock on Nasdaq (as reported on Bloomberg L.P. under the function “VWAP”) for the period of the 10 consecutive trading days ending on the third full trading day prior to the Closing Date; provided that if such volume-weighted average price for the period of the 10 consecutive trading days ending on the third full trading day prior to the Closing Date is (i) equal to or less than $308.6686 (the “Floor Price”), then “Purchaser Per Share Stock Value” shall mean the Floor Price or (ii) equal to or greater than $417.6104 (the “Ceiling Price”), then “Purchaser Per Share Stock Value” shall mean the Ceiling Price.

“Purchaser Preferred Stock” has the meaning set forth in Section 5.10(a).

“Purchaser Subsidiary” has the meaning set forth in Section 5.1.

“Purchaser Termination Payment” means the Tier 1 Termination Payment and/or the Tier 2 Termination Payment, as applicable.

“Qualifying Offer” has the meaning set forth in Section 7.2(d).

“R&D Sponsor” has the meaning set forth in Section 4.7(l).

“R&W Binder” has the meaning set forth in Section 5.7.

“R&W Insurer” has the meaning set forth in Section 5.7.

“R&W Policy” has the meaning set forth in Section 5.7.

“Registration Rights Agreement” means the Registration Rights Agreement, in substantially the form attached as Exhibit J, pursuant to which Purchaser has agreed to provide Seller with certain registration rights under the Securities Act.

“Regulation S-X” has the meaning set forth in Section 6.19(a)(v).

“Regulatory Authorities” means the United States Federal Trade Commission, the Antitrust Division of the United States Department of Justice, the Committee on Foreign Investment in the United States, and any other non-U.S. authorities having jurisdiction over the transactions contemplated by the Transaction Agreements under any applicable Regulatory Law.

“Regulatory Law” means any antitrust, competition or trade regulation Law of any jurisdiction or any country that are designed or intended to prohibit, restrict or regulate actions for the purpose or effect of monopolization, attempting to monopolize, tending to create a monopoly, lessening of competition through merger or acquisition, restraining trade or abusing a dominant position, including the HSR Act, the Sherman Act, the Clayton Act, the Federal Trade Commission Act, and any Law issued by a Regulatory Authority relating to foreign investment or national security.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, injecting, depositing, disposing, discharging, dispersal or leaching into the environment, including surface water, soil or groundwater.

“Representatives” means, as to any Person, such Person’s directors, officers, managers, employees, investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives.

“Required Amount” has the meaning set forth in Section 5.5(b).

“Required Financial Information” has the meaning set forth in Section 6.20(b).

“Resolution Period” has the meaning set forth in Section 3.4(b)(ii).

“Restraint” has the meaning set forth in Section 8.1(b).

“Restricted Countries” has the meaning set forth in Section 4.20.

“Restricted Territory” means anywhere in the world where Seller conducts the Business as of immediately prior to the Closing.

“Retained Equipment” has the meaning set forth in Section 2.2(g).

“Retained IP” has the meaning set forth in Section 2.2(e).

“Retained Liabilities” has the meaning set forth in Section 2.4.

“Retained Names and Marks” has the meaning set forth in Section 6.15(a).

“Retained Patent License Agreement” means the Retained Patent License Agreement, dated as of the Closing Date, by and between Seller and Purchaser, in substantially the form attached as Exhibit D.

“Sanctioned Parties” has the meaning set forth in Section 4.20.

“Sanctions” has the meaning set forth in Section 4.20.

“SEC” means the U.S. Securities and Exchange Commission.

“SEC Documents” means all reports, schedules, registration statements, proxy statements, forms and other documents (including all amendments, supplements, exhibits and schedules thereto) filed or furnished by Purchaser with the SEC (including any documents incorporated by reference therein) since December 31, 2022.

“Second Extended End Date” has the meaning set forth in Section 9.1(b)(ii)(B).

“Securities Act” has the meaning set forth in Section 6.22(a).

“Seller” has the meaning set forth in the preamble.

“Seller Disclosure Schedule” has the meaning set forth in Article IV.

“Seller Fundamental Representations” means the representations and warranties of Seller set forth in Section 4.1 (Organization), Section 4.2 (Authority; Execution and Delivery; Enforceability), Section 4.6(b) (Title to the Transferred Assets) and Section 4.18 (Brokers and Finders).

“Seller Group Members” has the meaning set forth in Section 12.16(a).

“Seller Indemnitees” has the meaning set forth in Section 10.2.

“Seller Parent” means Renesas Electronics Corporation, a Japanese corporation.

“Seller Parent HSR Filing” has the meaning set forth in Section 6.4(a).

“Seller Parent Regulatory Approvals” has the meaning set forth in Section 6.4(a).

“Seller Parties” has the meaning set forth in Section 6.12.

“Seller Retained Restricted IP” means, excluding the Intellectual Property set forth on Schedule 1.1(j)(i), the individual design tools (including EDA and CAD), ERP systems, software development tools that meet each of the following conditions: (i) prior to the Closing Date, they were used by the Business for internal purposes only; (ii) they are commercially available to third parties; (iii) they are provided to Purchaser by Seller pursuant to the Transition Services Agreement; (iv) they are owned by Seller or its Affiliates on the Closing Date; (v) they were used, copied, distributed, disclosed, displayed or otherwise exploited by, or otherwise would be infringed by, Seller or its Affiliates in connection with the operation of the Business as conducted prior to the Closing Date; and (vi) they are identified by Seller as Seller Retained Restricted IP, either on Schedule 1.1(j)(ii), pursuant to Section 6.28, or otherwise in writing. For the avoidance of doubt, “Seller Retained Restricted IP” excludes the Shared Software. “Seller Retained Restricted IP” includes the Intellectual Property set forth on Schedule 1.1(j)(ii).

“Seller Retained Unregistered IP” means the Intellectual Property (other than Patents, Trademarks, Transferred Intellectual Property, Seller Retained Restricted IP, the Intellectual Property set forth on Schedule 1.1(k) and third party software that is provided to Purchaser by Seller pursuant to the Transition Services Agreement) that (i) are owned or Licensable by Seller or its Affiliates on the Closing Date; and (ii) were used, copied, distributed, disclosed, displayed or otherwise exploited by, or otherwise would be infringed by, Seller or its Affiliates in connection with the operation of the Business as conducted prior to the Effective Date. For the avoidance of doubt, “Seller Retained Unregistered IP” includes the Shared Software.

“Seller Severance Obligations” has the meaning set forth in Section 7.2(d).

“Seller Timing Business” means the operation of Seller’s semiconductor timing product division and the development, fabrication, testing, sales and marketing of the Transferred Products.

“Selling Entities” has the meaning set forth in Section 6.19(b).

“Shared Administrative Licenses” means any Contract for any, software or services where such software or service is used by the Divesting Entities for the Business and is also used by Seller and its Affiliates for businesses, activities or operations other than the Business. The Shared Administrative Licenses include software and services used for finance, accounting, tax, legal, human resources, payroll, employee benefits, information technology, CRM, ERP, ADP and the Microsoft Office suite of products.

“Shared Equipment Schedule” has the meaning set forth in Section 6.16(b).

“Shared Software” means (i) the proprietary software of Seller and its Affiliates currently known as “RICBox”; and (ii) the proprietary software tools of Seller and its Affiliates that are necessary for the development of “RICBox” including those set forth on Schedule 1.1(l).

“SOX” has the meaning set forth in Section 5.11.

“Stock Consideration” has the meaning set forth in Section 3.2(a).

“Subsequent Unaudited Financial Statements” has the meaning set forth in Section 6.20(b).

“Subsidiary” of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first Person or by another Subsidiary of such first Person.

“Tax” or “Taxes” means any and all domestic and foreign, federal, state, provincial, local, municipal and other taxes, charges, assessments, levies, duties, tariffs, imposts and other similar amounts in the nature of taxes, including such Taxes on, or measured by or with respect to, net or gross income, gains, gross receipts, capital, franchise, windfall or other profits, withholding, real or personal property, intangible, real estate, environmental, license, employment, unemployment, social security, payroll, excise, use, sales, value added, goods and services, ad valorem, stamp, transfer, recording, registration, documentary, escheat, unclaimed property, and any interest, penalties and additions to such Taxes imposed by a Taxing Authority.

“Tax Return” means any report, return, document, declaration or other information or filing supplied or required to be supplied to any Taxing Authority with respect to Taxes, including any amendment made with respect thereto.

“Taxing Authority” means any governmental authority that imposes, administers, assesses or collects Taxes or Tax Returns.

“Third Party” means any Person other than Purchaser, the Divesting Entities and their respective Affiliates.

“Third Party Claim” has the meaning set forth in Section 10.3(a)(i).

“Tier 1 Termination Payment” has the meaning set forth in Section 9.2(c)(i).

“Tier 2 Termination Payment” has the meaning set forth in Section 9.2(c)(ii).

“Trademark Assignment” means the Trademark Assignment, dated as of the Closing Date, by and between Seller and Purchaser, in substantially the form attached as Exhibit E.

“Trademarks” means trademarks, service marks, trade dress, logos, brand names, certification marks, domain names, trade names, corporate names and other indications of origin, and domain names whether or not registered, in any jurisdiction, and all registrations and applications for registration of the foregoing in any jurisdiction, and all goodwill associated with the foregoing.

“Transaction Agreements” means, collectively, this Agreement and the Ancillary Agreements.

“Transfer Taxes” means all sales (including bulk sales), use, transfer, recording, value added, ad valorem, privilege, documentary, gross receipts, registration, conveyance, excise, license, stamp or similar fees and Taxes arising out of, in connection with or attributable to the transfer of the Transferred Assets or assumption of the Assumed Liabilities pursuant to this Agreement, including Malaysian Stamp Taxes.

“Transferred Assets” has the meaning set forth in Section 2.1.

“Transferred Contracts” has the meaning set forth in Section 2.1(b).

“Transferred Data” has the meaning set forth in Section 2.1(h).

“Transferred Employees” has the meaning set forth in Section 7.1(b).

“Transferred Equipment” has the meaning set forth in Section 2.1(g).

“Transferred Furnishings” has the meaning set forth in Section 2.1(g).

“Transferred Intellectual Property” has the meaning set forth in Section 2.1(e).

“Transferred Inventory” has the meaning set forth in Section 2.1(a).

“Transferred Inventory Amount” means the amount of Transferred Inventory as of the Effective Time, calculated in accordance with the Accounting Standards and on a net of inventory reserves.

“Transferred Laptops” has the meaning set forth in Section 2.1(g).

“Transferred Lease” has the meaning set forth in Section 2.1(b).

“Transferred Masks” has the meaning set forth in Section 2.1(g).

“Transferred Other Intellectual Property” has the meaning set forth in Section 2.1(e).

“Transferred Patents” has the meaning set forth in Section 2.1(c).

“Transferred Permits” has the meaning set forth in Section 2.1(f).

“Transferred Personal Property” has the meaning set forth in Section 2.1(g).

“Transferred Products” means, collectively, the products listed on Schedule 1.1(m).

“Transferred Trademarks” has the meaning set forth in Section 2.1(d).

“Transferred Wafers” has the meaning set forth in Section 2.1(g).

“Transition Period” means: (i) with respect to the license granted in Section 6.15(b), twelve (12) months following the Closing Date; (ii) with respect to the license granted in Section 6.15(c), until the later of (a) the date on which Transferred Inventory and TSA Products have been sold by Purchaser or its Affiliates and, (b) twelve (12) months following the Closing Date; and (iii) with respect to the license granted in Section 6.15(d), until the later of (a) the date on which Evaluation Boards have been sold or otherwise distributed by Purchaser or its Affiliates and (b) twelve (12) months following the Closing Date.

“Transition Services Agreement” means the Transition Services Agreement, in substantially the form attached as Exhibit F.

“TSA Products” has the meaning set forth in Section 6.15(c).

“US TSA Employee” has the meaning set forth in the definition of “Employee.”

“WARN Act” has the meaning set forth in Section 7.4.

“Willful Breach” means a deliberate act or a deliberate failure to act, which act or failure to act constitutes in and of itself a material breach of this Agreement, regardless of whether breaching was the conscious object of the act or failure to act.

“Wrong Pocket Asset” has the meaning set forth in Section 6.10(b).

“2024 Audited Financial Statements” has the meaning set forth in Section 6.20.

“2025 Audited Financial Statements” has the meaning set forth in Section 6.20.

ARTICLE II

PURCHASE AND SALE

2.1 Purchase and Sale of Transferred Assets. At the Closing, upon the terms and subject to the conditions of this Agreement, Seller shall, and shall cause the other Divesting Entities (as applicable) to, sell, transfer, assign and convey to Purchaser, and Purchaser or its designated Affiliate shall purchase, acquire and accept from the Divesting Entities, all of the Divesting Entities’ right, title and interest in, to and under the following assets, properties and rights of the Divesting Entities, free and clear of all Liens (other than Permitted Liens) to the extent that such assets, properties and rights exist as of the Closing Date (the “Transferred Assets”):

(a) all finished goods inventory, in each case, of the Transferred Products held by Seller or any of the other Divesting Entities or by Third Parties (“Transferred Inventory”);

(b) (i) the Contracts set forth on Schedule 2.1(b), including the lease agreement set forth thereon (the “Transferred Lease”) and (ii) any Contracts to which Seller or any of the other Divesting Entities becomes a party to or by which Seller or any of the other Divesting Entities becomes bound in accordance with Section 6.1(a)(viii)(B) between the date hereof and the Closing Date that are related to the operation of the Business and are identified in writing by Seller to Purchaser prior to the Closing as a Transferred Contract (collectively, the “Transferred Contracts”);

(c) the Patents exclusively related to the Business, including the Patents set forth on Schedule 2.1(c) (the “Transferred Patents”);

(d) the Trademarks exclusively related to the Business, including the Trademarks set forth on Schedule 2.1(d) (the “Transferred Trademarks”);

(e) the Intellectual Property of the Divesting Entities (other than Patents or Trademarks) that (i) is exclusively related to the Business, or (ii) subsists in the Design Databases (the “Transferred Other Intellectual Property”, and together with the Transferred Patents and the Transferred Trademarks, the “Transferred Intellectual Property”) and goodwill associated therewith, licenses and sublicenses granted and obtained with respect thereto, and rights in the foregoing (including, the right to collect royalties and proceeds in connection therewith), and all rights and remedies (including the right to sue for and recover damages, profits, and any other remedy) for past, present and future infringement, misappropriation, or other violation relating to any of the foregoing, and rights to protection of past, present and future interests therein under the laws of all jurisdictions, together with any priority right that may arise from any of the foregoing as well as all rights to record and register the Transferred Intellectual Property and the assignment thereof;

(f) the Permits listed on Schedule 2.1(f) (the “Transferred Permits”) but only to the extent such Permits may be transferred under applicable Law;

(g) (i) the furnishings and other tangible personal property located at the Facility (the “Transferred Furnishings”), (ii) mask sets exclusively used in the Business and held by Seller or any of the other Divesting Entities or by Third Parties (the “Transferred Masks”), (iii) wafers exclusively used in the Business and held by Seller or any of the other Divesting Entities or by Third Parties (the “Transferred Wafers”), (iv) the machinery and equipment exclusively used in the Business and held by Seller or any of the other Divesting Entities, including the machinery and equipment set forth on Schedule 2.1(g)(iv) (the “Transferred Equipment”) and (v) the laptops forth on Schedule 2.1(g)(v) (the “Transferred Laptops”, and together with the Transferred Furnishings, the Transferred Masks, the Transferred Equipment and the Transferred Wafers, the “Transferred Personal Property”); provided that (A) the Transferred Personal Property shall not include (I) raw material inventory, work in process inventory and finished goods inventory (which is addressed in Section 2.1(a)), or (II) any Retained Equipment, and (B) the Transferred Assets shall not include any Intellectual Property contained or embodied in any Transferred Personal Property that is not a Transferred Intellectual Property;

(h) information and data contained and comprised in (i) shared data repositories, and any files within shared data repositories, that are exclusively related to the Business, (ii) Design Databases, (iii) machinery and equipment maintenance files with respect to the Transferred Equipment, and (iv) (A) customer information, including contact information, customer purchasing histories, price lists, sales records, and warranty and return records, (B) distribution lists and supplier lists and contact information for relevant distributors and suppliers, and (C) production data, research and development files, in each case of clauses (A) through (C) that are exclusively related to the Transferred Assets or the Business, and (v) the data set forth in Schedule 2.1(h), in each case with respect to the items set forth on Schedule 2.1(h) to the extent exclusively related to the Business (clauses (i)-(v), collectively, the “Transferred Data”); provided that (I) the Transferred Data shall not include Excluded Data, and (II) the transfer of the Transferred Data is subject to applicable limitations set forth in the Data Migration Exhibit;

(i) all of the Divesting Entities’ goodwill to the extent related to the Business and the Transferred Products;

(j) without duplication of the other provisions of this Section 2.1, the other assets set forth on Schedule 2.1(j); and

(k) (i) all rights under warranties with respect to the Transferred Personal Property and Transferred Inventory and (ii) all defenses available to Seller or any of its Affiliates under Business Contracts against Third Parties to the extent relating to the Assumed Liabilities.

2.2 Excluded Assets. Notwithstanding anything to the contrary contained in this Agreement, Purchaser expressly understands and agrees that it is not purchasing, acquiring or accepting, and the Divesting Entities are not selling, transferring, assigning or conveying, any assets, properties or rights not expressly included in the Transferred Assets (the “Excluded Assets”), including:

(a) all assets, properties and rights of Seller and its Affiliates in their businesses other than the Business;

(b) other than the Transferred Inventory, all inventory, raw materials, work in progress, finished goods, packaging, supplies, parts and other inventories of Seller and its Affiliates;

(c) all cash and cash equivalents, accounts receivable (including intercompany accounts receivable), bank accounts and securities of Seller and its Affiliates;

(d) all Contracts other than the Transferred Contracts;

(e) all Intellectual Property other than the Transferred Intellectual Property (the “Retained IP”);

(f) all shares of capital stock and other equity interests, the corporate seals, organizational documents, minute books, stock books, Tax Returns, books of account or other records having to do with the corporate organization of Seller and its Affiliates, all Employee-related or Employee-benefit-related files or records;

(g) all tangible personal property and interests therein not included in the Transferred Personal Property, including (i) all computer hardware, laptops (except for the Transferred Laptops), monitors, servers, network equipment, copying machines, printers, fax machines and accessories, and (ii) all furniture and other furnishings not at the Facility (the “Retained Equipment”);

(h) all of Seller’s and its Affiliates’ rights under claims, warranties, indemnities and all similar contractual rights against Third Parties to the extent not arising out of or relating to the Transferred Assets or the Assumed Liabilities;

(i) all rights to insurance policies or practices of Seller and its Affiliates (including any captive insurance policies, self-insurance, surety bonds or corporate insurance policies or practices), any refunds paid or payable in connection with the cancellation or discontinuance of any such policies or practices, and any claims made under such policies;

(j) all Employee Benefit Plans and trusts or other assets attributable thereto;

(k) all Tax assets of Seller and its Affiliates and all rights to refunds related to Taxes paid or economically borne by Seller and its Affiliates with respect to the Business or the Transferred Assets or Assumed Liabilities for any Pre-Closing Tax Period;

(l) any information or data (i) that comprises customer purchasing histories, price lists, distribution lists, supplier lists, production data, research and development files, sales and material records, or material and research to the extent that such information is not exclusively related to the Transferred Assets, (ii) to the extent that Seller or its Affiliate is prohibited from disclosing or transferring to Purchaser under applicable Law, any non-disclosure agreement or obligations of confidentiality to any Third Party by which Seller or such Affiliate is duly bound and such Third Party has not consented to such disclosure or transfer, (iii) constituting financial or Tax records, working papers of Seller’s or its Affiliates’ auditors, Tax Returns and any records (including accounting records) related to Taxes paid or payable by Seller or its Affiliates, (iv) that is protected under the attorney-client privilege, solicitor-client privilege, or is otherwise attorney-

client or solicitor-client work product, (v) constituting supplier cost or supplier price information, or (vi) that is prepared or received by Seller or any of its Affiliates or Representatives in connection with the Acquisition or the other transactions contemplated hereby, including all analyses relating to the Business, the Transferred Assets or Assumed Liabilities, Purchaser or its Affiliates so prepared or received, other than information delivered to Purchaser in connection with the Seller’s obligations pursuant to Section 6.19 and Section 6.20 (clauses (i)-(vi), collectively, the “Excluded Data”); and

(m) the rights which accrue or will accrue to the Divesting Entities under this Agreement, the Ancillary Agreements and any other agreements, certificates and instruments relating to the sale of the Business (or any portion thereof), or otherwise delivered in connection with this Agreement.

Notwithstanding anything to the contrary contained in this Agreement, Seller and its Affiliates shall have the right to (i) retain copies of the documents, materials and data relating to the conduct of the Business (including the Design Databases) prior to the Closing Date, in each case, as shall be reasonably required to enable Seller and its Affiliates to complete their legal, contractual, regulatory, stock exchange, Tax and financial reporting requirements and for any other similar business purpose (subject to Section 6.14), including in respect of litigation and insurance matters and (ii) prior to delivering or making available any Transferred Asset to Purchaser or its Affiliates, redact from such Transferred Asset any information solely to the extent that such information (A) does not relate to the Business or (B) constitutes Retained IP or Excluded Data.

2.3 Assumed Liabilities. Upon the terms and subject to the conditions of this Agreement, Purchaser shall assume, effective as of the Closing, and pay, perform and discharge when due, any and all obligations, liabilities and commitments of Seller and its Affiliates of any nature, whether known or unknown, express or implied, primary or secondary, direct or indirect, liquidated, absolute, accrued, contingent or otherwise and whether due or to become due, arising out of, relating to or otherwise in respect of the Transferred Assets, the Transferred Products, the Business (including the operation and conduct thereof) or the Transferred Lease (including the occupancy, operation or use of the Facility thereunder), whether arising before, on or after the Closing Date, excluding the Retained Liabilities (collectively, the “Assumed Liabilities”), including the following:

(a) all accrued expenses (including freight and utilities) related to the Business;

(b) all liabilities and obligations arising under or relating to Transferred Contracts (including accounts payable);

(c) all liabilities to the extent arising out of, relating to or in respect of any and all services and products manufactured, provided or sold with respect to the Business by Seller, Purchaser or any of their respective Affiliates, including any such liabilities for refunds, adjustments, allowances, repairs, exchanges, returns and warranties, product liability, merchantability and other liabilities;

(d) all liabilities and obligations assumed by Purchaser pursuant to Article VII;

(e) Environmental Liabilities arising out of, relating to or otherwise in respect of the occupancy, operation, use or ownership of the Transferred Assets (including the Facility);

(f) all liabilities and obligations for (i) Taxes relating to the Business, the Transferred Assets or the Assumed Liabilities for any Post-Closing Tax Period, and (ii) Transfer Taxes for which Purchaser is responsible pursuant to Section 11.1(b); and

(g) all other liabilities and obligations arising out of or relating to Purchaser’s and its Affiliates’ ownership or operation of the Business and the Transferred Assets.

2.4 Retained Liabilities. Purchaser shall not assume and shall not be responsible to pay, perform or discharge any of the following liabilities or obligations of the Divesting Entities (collectively, the “Retained Liabilities”):

(a) all liabilities or obligations to the extent relating to the Excluded Assets;

(b) any accounts payable of the Divesting Entities, other than accounts payable arising under the Transferred Contracts;

(c) all liabilities in respect of indebtedness for borrowed money owing or guaranteed by the Divesting Entities;

(d) any liabilities or obligations for (i) Taxes relating to the Business or the Transferred Assets or the Assumed Liabilities for any Pre-Closing Tax Period, (ii) Taxes relating to the Excluded Assets or Retained Liabilities for any Tax period or portion thereof, and (iii) any Transfer Taxes for which Seller and the Divesting Entities are responsible pursuant to Section 11.1(b);

(e) all intercompany accounts payable, intercompany debts and other intercompany obligations of the Divesting Entities;

(f) all liabilities with respect to the Employees (including, for the avoidance of doubt, the Seller Severance Obligations), other than (i) liabilities with respect to the Transferred Employees arising in the period before, on or after the Closing and (ii) any Employee who is not made a Qualifying Offer by the Purchaser or one of its Affiliates or an EOR, as applicable and does not become a Transferred Employee, in the period before, on or after the Closing, whether arising under an Employee Benefit Plan (or any plan, program, policy, practice, agreement or arrangement under applicable Law or which is required to be maintained by applicable Law), Contract, Law, or otherwise, regardless of whether such liabilities become payable from and after the Closing (“Seller Retained Employee Liabilities”);

(g) any liabilities or obligations of the Divesting Entities arising or incurred in connection with the negotiation, preparation, investigation and performance of this Agreement, the Acquisition and the other transactions contemplated hereby, including fees and expenses of counsel, accountants, consultants, advisers and others; and

(h) all liabilities or obligations of the Divesting Entities arising out of or incurred with respect to the matters set forth on Schedule 2.4(h).

2.5 Non-Assignable Assets.

(a) Notwithstanding anything to the contrary contained in this Agreement, this Agreement shall not constitute an agreement to sell, transfer, assign, convey or deliver, directly or indirectly, any Transferred Asset, or any benefit arising thereunder, if an attempted direct or indirect sale, transfer, assignment, conveyance or delivery thereof, without the Consent of a Third Party (including a Governmental Entity), would constitute a breach, default, violation or other contravention of the rights of such Third Party, would constitute a violation of Law or would be ineffective with respect to any party to a Contract concerning such Transferred Asset or would in any way adversely affect the rights of Seller or any of its Affiliates or, upon transfer, Purchaser under such Transferred Asset (each, a “Non-Assignable Asset”). Purchaser agrees that, subject to Section 6.17, neither Seller nor any of its Affiliates shall have any liability whatsoever to Purchaser or any of its Affiliates arising out of or relating to the failure to obtain any such Consent, and (subject to its disclosure on Section 4.3(a) of the Seller Disclosure Schedule and compliance with the first sentence of Section 2.5(b)) no representation, warranty or covenant of Seller herein shall be breached or deemed breached, and no condition shall be deemed not satisfied, as a result of such failure or any suit, action or proceeding (a “Proceeding”) or investigation commenced or threatened by or on behalf of any Person arising out of or relating to the failure to obtain any such Consent.

(b) During the Pre-Closing Period but subject to Section 6.7, Seller shall and to the extent necessary, shall cause the other Divesting Entities to, use commercially reasonable efforts to obtain any such Consent from any Person as may be required with respect to the Non-Assignable Assets. If any such Consent is not obtained prior to the Closing, subject to satisfaction of the conditions to Closing set forth in Article VIII, the Closing shall nonetheless take place on the terms set forth herein and, thereafter, Purchaser shall use commercially reasonable efforts to secure such Consent as promptly as practicable after the Closing and, for a period of up to six months after the Closing Date, Seller shall provide or cause to be provided all commercially reasonable assistance to Purchaser (not including the giving of any consideration) reasonably requested by Purchaser to secure such Consent, or cooperate with Purchaser (at Purchaser’s sole expense) in any lawful and commercially reasonable arrangement reasonably proposed by Purchaser under which (i) Purchaser shall obtain (without infringing upon the legal rights of such Third Party or violating any Law) the economic rights and benefits (net of the amount of any related Tax costs imposed on Seller or its Affiliates) under the Non-Assignable Asset with respect to which the Consent has not been obtained and (ii) Purchaser shall assume any related economic obligation (including the amount of any related Tax costs imposed on Seller or its Affiliates) with respect to such Non-Assignable Asset. Following the Closing, until such Consent is obtained, Purchaser and Seller will comply with the terms of any Transferred Contract that has not yet been transferred or assigned due to the failure to receive such Consent as if such Transferred Contract had been so transferred or assigned. The obligation of Seller pursuant to this Section 2.5(b) with respect to any Non-Assignable Asset shall not extend beyond the lesser of (x) six months following the Closing Date and (y) the remaining term of such Transferred Contract constituting a Non-Assignable Asset as of the Closing Date.

(c) Notwithstanding anything to the contrary set forth herein, (i) Purchaser shall be solely responsible for obtaining replacements of any Permits held by the Divesting Entities that are not transferrable under applicable Law to Purchaser. Seller and its Affiliates shall not have any liabilities to Purchaser whatsoever in relation to such Permits and (ii) during the Pre-Closing Period, Purchaser shall use commercially reasonable efforts to obtain the consents, waivers, approvals and licenses set forth on Schedule 2.5(c).

(d) Nothing in this Section 2.5 shall require Seller or any of its Affiliates to make any payment (except to the extent advanced, assumed or agreed in advance in writing to be reimbursed by Purchaser), incur any obligation or grant any concession, refinance any indebtedness or initiate any proceeding, in each case, in order to effect any transaction contemplated by this Section 2.5.

ARTICLE III

CLOSING

3.1 Closing. The closing of the Acquisition (the “Closing”) shall take place remotely by electronic exchange of executed signature pages on the third Business Day following the date on which there first occurs the satisfaction (or, to the extent permitted, the waiver) of the conditions set forth in Article VIII (other than those conditions which by their terms are to be satisfied at the Closing, but subject to satisfaction of all such conditions) or at such other place and date as may be agreed by Seller and Purchaser; provided, however, that if, at the time of satisfaction or waiver of the conditions set forth in Article VIII (other than those conditions which by their terms are to be satisfied at the Closing), the Marketing Period has not ended, then the Closing shall occur on the earlier to occur of (a) a date during the Marketing Period specified by Purchaser on not less than three (3) Business Days’ prior written notice to Seller and (b) the third Business Day immediately following the final day of the Marketing Period (as it may be extended pursuant to the definition of “Marketing Period”). In the event that Purchaser requests in writing that the Closing be delayed from the date that the Closing would otherwise occur until the Business Day falling on or before the first Business Day of the succeeding calendar month, Seller shall consider such request; provided that unless Seller consents in writing the Closing will occur in accordance with the terms of this Section 3.1. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.” The Closing shall be deemed to have occurred at 11:59 p.m. E.T. on the day before the Closing Date (the “Effective Time”), such that Purchaser shall be deemed the owner of the Transferred Assets on and immediately after the Closing Date.

3.2 Purchase Price; Adjustments.

(a) The aggregate consideration for the Transferred Assets shall be (i) (A) $1,500,000,000, in cash, without interest (the “Cash Consideration”) and (B) that number of shares of Purchaser Common Stock equal to the Closing Stock Consideration Number, without interest (the “Stock Consideration”), plus the Inventory Adjustment Amount (which may be a positive or negative number), (such Cash Consideration together with the Stock Consideration, as so adjusted, the “Purchase Price”), and (ii) the assumption of the Assumed Liabilities.

(b) At least five Business Days prior to the Closing Date, Seller shall prepare and deliver to Purchaser a good faith estimate of the Transferred Inventory Amount as of the Effective Time (the “Estimated Transferred Inventory Amount”) and the resulting estimated Purchase Price (the “Initial Purchase Price”), together with reasonable supporting detail and access to Representatives as requested by Purchaser, as to each of the calculations contained therein and Seller’s calculation of the Exchange Rate (the “Initial Closing Statement”). The Initial Closing Statement, including the calculations of the Estimated Transferred Inventory Amount and the Initial Purchase Price, shall be consistent with the definitions herein and the Accounting Standards. Purchaser (without affecting its remedies under this Agreement or otherwise) shall have an opportunity to review the Initial Closing Statement and provide reasonable comments.

(c) In the event that the Estimated Transferred Inventory Amount is less than the Inventory Target, then the Stock Consideration shall be adjusted downward by the amount by which the Estimated Transferred Inventory Amount is less than the Inventory Target (with each share of Purchaser Common Stock valued at the Purchaser Per Share Stock Value). In the event that the Estimated Transferred Inventory Amount is greater than the Inventory Target, then the Cash Consideration or Stock Consideration, at Purchaser’s election shall be adjusted upward by the amount by which the Estimated Transferred Inventory Amount is greater than the Inventory Target (with each share of Purchaser Common Stock valued at the Purchaser Per Share Stock Value). The adjustments, if any, referred to in this Section 3.2(c) are referred to herein as the “Inventory Adjustment Amount.” For the avoidance of doubt, in the event that the Estimated Transferred Inventory Amount is (i) equal to the Inventory Target or the Inventory Target or (ii) more than the Inventory Target but less than the Inventory Target, the Inventory Adjustment Amount shall be $0.

3.3 Closing Deliverables.

(a) At the Closing, Seller shall, and shall cause the other Divesting Entities to (as applicable), deliver or cause to be delivered to Purchaser the following:

(i) one or more local asset transfer agreements (“Local Transfer Agreements”) providing for the transfer of the Transferred Assets from the Divesting Entities to Purchaser and its designated Affiliates, which Local Transfer Agreements shall be substantially in the forms attached as Exhibit H-1, Exhibit H-2, and Exhibit H-3, respectively;

(ii) a duly executed counterpart to the Transition Services Agreement;

(iii) duly executed counterparts to each of the applicable IP Agreements;

(iv) a duly executed closing certificate referred to in Sections 8.2(a) and 8.2(b);

(v) a duly executed counterpart to the Bill of Sale and Assignment and Assumption Agreement;

(vi) a properly completed and duly executed IRS Form W-9 or applicable IRS Form W-8;

(vii) a duly executed counterpart to the Registration Rights Agreement;

(viii) subject to Section 6.17, the Transferred Personal Property and Transferred Inventory; and

(ix) subject to Section 6.18 and the Data Migration Exhibit, the Transferred Data.

(b) At the Closing, Purchaser shall or shall cause its designated Affiliate to deliver or cause to be delivered to Seller the following:

(i) (A) payment, by wire transfer of immediately available funds to one or more accounts designated in writing by Seller, including an account held by a Divesting Entity (such designation to be made at least two Business Days prior to the Closing Date), of the Cash Consideration and (B) evidence of a number of shares of the Purchaser Common Stock, issuable in book-entry form, constituting the Stock Consideration (as adjusted in accordance with Section 3.2);

(ii) a duly executed counterpart to each Local Transfer Agreement;

(iii) a duly executed counterpart to the Transition Services Agreement;

(iv) a duly executed counterpart to the Bill of Sale and Assignment and Assumption Agreement;

(v) duly executed counterparts to each of the applicable IP Agreements;

(vi) a duly executed counterpart to the Registration Rights Agreement; and

(vii) a duly executed closing certificate referred to in Sections 8.3(a) and 8.3(b).

3.4 Post-Closing Purchase Price Adjustments.

(a) Closing Statement. Within 60 days after the Closing Date, Purchaser shall prepare and deliver to Seller a statement (the “Closing Statement”) setting forth Purchaser’s calculation of Transferred Inventory Amount as of the Effective Time and the resulting Purchase Price, together with reasonable supporting detail and reasonable supporting documentation as to each of the calculations contained therein and Purchaser’s calculation of the Exchange Rate. The Closing Statement, including the calculations of the Transferred Inventory Amount and resulting Purchase Price, shall be consistent with the definitions herein and the Accounting Standards. If Purchaser does not deliver the Closing Statement within 60 days after the Closing Statement, then the Initial Closing Statement shall become final and binding and deemed to set forth the Final Purchase Price. After delivery of the Closing Statement, Purchaser may not introduce any disagreement that increases the amount of difference between the amounts set forth on the Initial Closing Statement and in the Closing Statement (or raise any other disagreements with respect to the calculation of the Inventory Adjustment Amount) other than in response to a proposal or clarification by Seller.

(b) Objections; Resolution of Disputes.

(i) Unless Seller notifies Purchaser in writing within 60 days (such 60-day period, the “Objection Period”) after Purchaser’s delivery of the Closing Statement of any objection to the computation of the Transferred Inventory Amount set forth therein (a “Notice of Objection”), the Closing Statement shall become final and binding and deemed to set forth the Final Purchase Price. Any Notice of Objection shall specify the basis for the objections set forth therein, together with reasonable supporting detail as to each objection contained therein.

(ii) If Seller provides the Notice of Objection to Purchaser within the Objection Period, Seller and Purchaser shall, during the 30-day period following Seller’s receipt of the Notice of Objection (such 30-day period, the “Resolution Period”), attempt to resolve Seller’s objections as specified in the Notice of Objection. If Purchaser and Seller are unable to resolve all such objections within the Resolution Period, the matters remaining in dispute shall be submitted to an independent accounting firm nationally recognized in the United States, to be mutually agreed upon in good faith by Seller and Purchaser (such agreed firm being the “Independent Expert”). The Independent Expert shall be engaged pursuant to an engagement letter among Purchaser, Seller and the Independent Expert on terms and conditions consistent with this Section 3.4. The Independent Expert shall be instructed, pursuant to such engagement letter, to resolve only those matters set forth in the Notice of Objection remaining in dispute and not to otherwise investigate any matter independently. Purchaser and Seller each agree to furnish to the Independent Expert such individuals and such information, books and records as may be reasonably required by the Independent Expert to make its final determination and not to engage in ex parte communications. Purchaser and Seller shall also instruct the Independent Expert to render its reasoned written decision as promptly as practicable but in no event later than 30 days from the date that information related to the unresolved objections was presented to the Independent Expert by Purchaser and Seller. The basis of such decision shall be made solely in accordance with the definitions and terms set forth in this Agreement, including in a manner consistent with the Accounting Standards. With respect to each disputed line item, such decision, if not in accordance with the position of either Purchaser or Seller, shall not be in excess of the higher, nor less than the lower, of the amounts advocated by Purchaser in the Closing Statement or Seller in the Notice of Objection with respect to such disputed line item. The resolution of disputed items by the Independent Expert shall be final and binding on the parties, absent manifest error, and, absent manifest error the determination of the Independent Expert shall constitute an arbitral award that is final, binding and non-appealable and upon which a judgment may be entered by a court having jurisdiction thereover in accordance with Section 12.10. The fees and expenses of the Independent Expert shall be borne by Purchaser and Seller based on the percentage which the portion of the contested amount not awarded in favor of each such party bears to the amount actually contested by such party. By way of illustration, if Purchaser’s calculations would have resulted in a $100,000 net payment to Purchaser, and Seller’s calculations would have resulted in a $100,000 net payment to Seller and the Independent Expert’s final determination as adopted pursuant to this Section 3.4(b)(ii) results in an aggregate net payment of $50,000 to Seller, then Purchaser and Seller shall pay 75% and 25%, respectively, of such fees and expenses. After the final determination of the Transferred Inventory Amount and Purchase Price in accordance with this Section 3.4, Purchaser shall have no further right to make any claims against Seller or any of its Affiliates in respect of any element of the Purchase Price or any payment made pursuant to Section 3.4(c). The Transferred Inventory Amount reflected in the Closing Statement, as revised to reflect the resolution of any and all disputes by Purchaser and Seller and/or the Independent Expert, as applicable, shall be deemed to be the “Final Transferred Inventory Amount.”

(iii) Each party shall provide promptly to the other party, as reasonably requested by such party, all information, books and records and reasonable access to Representatives, during such party’s normal business hours, as such other party shall reasonably request in connection with review of the Closing Statement or the Notice of Objection, as the case may be, including all work papers of the accountants who audited, compiled or reviewed such statements or notices, and shall otherwise cooperate in good faith with such other party to arrive at a final determination of the Closing Statement, except as required by Law.

(iv) The procedures set forth in this Section 3.4 shall be the sole and exclusive method for resolving any disputes with respect to the calculations of the Final Transferred Inventory Amount and the Final Purchase Price.

(c) Adjustment Payment. Within 10 days after the Final Transferred Inventory Amount and Purchase Price have been finally determined in accordance with Section 3.4(b) (the amount so finally determined, the “Final Purchase Price”), (i) if the Final Purchase Price is greater than the Initial Purchase Price, by more than $1,000,000 (the “Excess Amount”) then Purchaser shall, at its election, pay or issue to Seller solely the amount by which the Final Purchase Price exceeds the Initial Purchase Price in excess of the Excess Amount in cash or stock (with each share of Purchaser Common Stock valued at the Purchaser Per Share Stock Value), as applicable, without interest and (ii) if the Final Purchase Price is less than the Initial Purchase Price by more than $1,000,000 (the “Deficit Amount”), then Seller shall pay to Purchaser solely the amount by which the Initial Purchase Price is less than the Final Purchase Price in excess of the Deficit Amount in cash, without interest. Any cash payment hereunder shall be made by wire transfer of immediately available funds to an account designated in writing by Purchaser or Seller, as the case may be (such designation to be made at least three Business Days prior to the date on which such payment is due).

3.5 Prorations.

(a) Seller and Purchaser acknowledge that certain expenses related to the operation of the Transferred Assets are prepaid by the Divesting Entities. Accordingly, the following items shall be apportioned between Seller (on behalf of all of the Divesting Entities) and Purchaser, with Seller being responsible for such expenses which are incurred in the ordinary course and are attributable to periods prior to the Closing Date, and Purchaser reimbursing Seller (within 30 days of Seller providing reasonable supporting documentation of such prepayment to Purchaser) for such expenses prepaid by the Divesting Entities and attributable to periods on and after the Closing Date: (i) business rates, gas, electricity and other utility charges, and services charges with respect to the Transferred Assets; (ii) prepaid Taxes, which shall be apportioned in accordance with Sections 2.3(f), 2.4(d) and 11.1(c) and (iii) any other operating expenses or other items, as mutually agreeable by Purchaser and Seller, pertaining to the Transferred Assets that are customarily prorated between a purchaser and a seller in the area in which the Facility is located.

(b) Notwithstanding anything in Section 3.5(a):

(i) The applicable Divesting Entities shall receive the entire advantage of any discounts for the prepayment by it of water rates or sewer rents.

(ii) As to gas, electricity and other utility charges referred to in Section 3.5(a)(i)-(a)(iii), the applicable Divesting Entities may elect to pay one or more of all of such items accrued to the Closing Date directly to the Person entitled thereto, and to the extent that such Divesting Entity so elects, such item shall not be apportioned at the Closing, and the Divesting Entities’ obligation to pay such item directly in such case shall survive the Closing.

3.6 Withholding. Purchaser shall pay, or cause to be paid, to Seller or other applicable Divesting Entity the Initial Purchase Price and the Final Purchase Price, as applicable, free and clear, and without any deduction or withholding on account, of Taxes, except as otherwise required by applicable Law. Purchaser shall use commercially reasonable efforts to provide Seller with written notice of its intent to withhold and the basis for such withholding at least five (5) Business Days prior to the Closing, and the parties shall use commercially reasonable efforts to cooperate to mitigate or eliminate any such withholding to the extent permitted by Law. To the extent that amounts are withheld in accordance with applicable Law, such amounts shall be remitted to the appropriate Governmental Entity, and shall be treated for all purposes of this Agreement as having been paid to the Divesting Entity that otherwise would have received such amounts.

3.7 Adjustments. If, between the date of this Agreement and the Closing Date, the outstanding shares of Purchaser Common Stock are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the shares of Purchaser Common Stock constituting the Stock Consideration shall be appropriately adjusted.

3.8 No Fractional Shares. No certificate or scrip representing fractional shares of Purchaser Common Stock constituting the Stock Consideration shall be issued pursuant to the transactions contemplated by this Agreement, and such fractional share interests shall not entitle Seller to vote or to any other rights of a stockholder of Purchaser. Notwithstanding any other provision of this Agreement, if Seller would otherwise would be entitled to receive a fraction of a share of Purchaser Common Stock pursuant to the transactions contemplated by this Agreement shall receive, in lieu thereof, cash, without interest, in an amount equal to such fractional part of a share of Purchaser Common Stock multiplied by the Purchaser Per Share Stock Value, rounded to the nearest whole cent.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the disclosure schedules of Seller (the “Seller Disclosure Schedule”), Seller hereby represents and warrants to Purchaser as follows:

4.1 Organization. Each Divesting Entity is a legal entity duly organized, validly existing and, where applicable, in good standing under the Laws of the jurisdiction of its organization. Each Divesting Entity has the requisite power and authority to enable it to own, lease or otherwise hold the

Transferred Assets, as applicable, and to conduct the Business as currently conducted by it in all material respects. Each Divesting Entity is duly qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of the Transferred Assets or conduct of the Business requires such qualification, except where the failure to be so qualified would not reasonably be expected to have a Material Adverse Effect.

4.2 Authority; Execution and Delivery; Enforceability. Seller has the requisite corporate power and authority to execute and deliver this Agreement and each Divesting Entity has the requisite corporate power and authority to execute and deliver the Ancillary Agreements to which it will be a party and to consummate the transactions contemplated to be consummated by it pursuant to this Agreement and such Ancillary Agreements. Each Divesting Entity has taken all corporate action required by its organizational documents and applicable Law to authorize the execution and delivery of this Agreement and the Ancillary Agreements to which it will be a party and to authorize the performance of its obligations under, and the consummation of the transactions contemplated to be consummated by it pursuant to, this Agreement and such Ancillary Agreements. Seller has duly executed and delivered this Agreement and, prior to the Closing, each Divesting Entity will have duly executed and delivered each Ancillary Agreement to which it will be a party, and (assuming the due authorization, execution and delivery by Purchaser) this Agreement constitutes, and each Ancillary Agreement to which each Divesting Entity will be a party will from and after the Closing (assuming the due authorization, execution and delivery by the other parties thereto) constitute, its legal, valid and binding obligation, enforceable against it in accordance with its terms subject, as to enforcement, to applicable bankruptcy, insolvency, moratorium, reorganization, fraudulent conveyance or similar laws affecting the enforcement of creditors’ rights generally and to general equitable principles (whether considered in a proceeding in equity or at law) (the “Enforceability Exceptions”).

4.3 Non-Contravention and Approvals.

(a) The execution, delivery and performance by Seller of this Agreement does not, and neither the execution, delivery and performance by Seller and each other Divesting Entity of each Ancillary Agreement to which it will be a party nor the consummation by Seller and each other Divesting Entity of the Acquisition and the other transactions contemplated to be consummated by it pursuant to this Agreement and such Ancillary Agreements will, (i) conflict with or violate organizational documents of such Divesting Entity, (ii) except as set forth in Section 4.3(a) of the Seller Disclosure Schedule, conflict with, or result in any breach of, or constitute a default under, or give rise to any right of termination, cancellation, modification or acceleration of (whether after the filing of notice or the lapse of time or both) any provision of any Transferred Contract, (iii) conflict with or violate any judgment, order or decree (“Judgment”) or federal, national, foreign, supranational, state, provincial, municipal or local or administrative statute, law, ordinance, rule, code or regulation (“Law”) applicable to such Divesting Entity or any of the Transferred Assets in any material respect or (iv) result in the creation of any mortgages, liens, pledges or other encumbrances of any kind (collectively, “Liens”) (other than Permitted Liens or Liens arising from any act of Purchaser or its Affiliates) upon the Transferred Assets.

(b) No consent, approval or authorization (“Consent”) of, or registration, declaration or filing with, any federal, state, provincial, municipal, local or foreign court of competent jurisdiction, governmental agency, authority, instrumentality or regulatory body (a “Governmental Entity”) is required to be obtained or made by the Divesting Entities in connection with the execution, delivery and performance of this Agreement or the Ancillary Agreements or the consummation of the Acquisition and the other transaction contemplated hereby and thereby, other than (i) compliance with and filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), (ii) compliance with any applicable filings, notifications and approvals required for consummation of the transactions contemplated by the Transaction Agreements under any other Regulatory Law, (iii) those that may be required solely by reason of Purchaser’s (as opposed to any other Third Party’s) participation in the Acquisition and the other transactions contemplated by this Agreement and by the Ancillary Agreements, (iv) those set forth in Section 4.3(b) of the Seller Disclosure Schedule, and (v) those the failure of which to obtain or make, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

4.4 Financial Statements.

(a) Prior to the date hereof, copies of the following have been made available to Purchaser: (i) the unaudited balance sheet of the Business as of September 30, 2025 (the “Balance Sheet” and such date, the “Most Recent Balance Sheet Date”) and (ii) the unaudited statements of income for (A) the calendar years ended December 31, 2023 and December 31, 2024 and (B) the nine-month period ended September 30, 2025 (collectively, the “Financial Statements”). The Financial Statements have been prepared (I) in accordance with the Accounting Standards, and (II) prepared from, and in accordance with the books and records of the Business. The Financial Statements, and the Required Financial Information when delivered by Seller to Purchaser, fairly present, in all material respects, the financial position and results of operations of the Business as of the dates thereof and for the periods indicated, except for (1) normal, recurring year-end audit adjustments and the absence of footnotes (which if presented would not be materially different from those latest year-end Financial Statements), (2) the fact that the Business was not operated on a stand-alone basis during such periods and stand-alone financial data has not been historically prepared for the Business, and (3) the fact that the Financial Statements (including the allocations and estimations made by the management of Sellers in preparing such Financial Statements) may not necessarily reflect what the financial positions and results of operations of the Business would have been had the Business operated independently of the Divesting Entities as of the dates or for the periods presented. The books and records of the Business, to the extent they relate to the periods covered by the Financial Statements, have been maintained in all material respects in accordance with the Divesting Entities’ historical accounting practices for the Business, are complete and accurate in all material respects, and fairly reflect in all material respects the transactions and dispositions of the assets of the Business.

(b) Seller has in place systems and processes that are designed to (i) provide reasonable assurances regarding the reliability of the Financial Statements and (ii) in a timely manner accumulate and communicate to Seller’s principal executive officer and principal financial officer the type of information that would be required to be disclosed in the Financial Statements. Seller has implemented and maintains a system of internal control over financial reporting with respect to the financial data inputs into the audited consolidated financial statements of Seller to provide reasonable assurance regarding the reliability of financial reporting and the preparation of such financial statements in accordance with the Accounting Standards. No material weaknesses in such internal controls or reportable conditions exist as of the Most Recent Balance Sheet Date.

Internal controls over the preparation of the financial data inputs for the Financial Statements were implemented and maintained in a manner consistent with those applied to the audited consolidated financial statements of Seller, and no material weaknesses in such internal controls or reportable conditions exist with respect to the Business as of the Most Recent Balance Sheet Date.

4.5 Absence of Changes. From the Most Recent Balance Sheet Date until the date hereof, (a) there has not been a Material Adverse Effect and (b) the Business has been conducted in the ordinary course.

4.6 Transferred Assets.

(a) Assuming the receipt of all required Consents of Third Parties and providing all required notices to Third Parties in connection with the transactions contemplated by the Transaction Agreements, and taking into account the rights and services offered or made available to Purchaser and its Affiliates under the Transaction Agreements, except for (i) the Non-Scheduled Contracts and the Shared Administrative Licenses, (ii) those assets, properties and rights that (A) are used in the ordinary operation of any business, such as cash and working capital, or (B) are tangible personal property, office space, furniture, office equipment, and legal, finance, accounting, engineering, real estate, IT and other administrative services that may be commercially acquired, (iii) the services provided to the Business by employees of Seller or any of its Affiliates other than the Transferred Employees, (iv) those assets, properties and rights described in Section 2.2 and (v) those properties, assets and rights set forth in Section 4.6(a) of the Seller Disclosure Schedule, as of immediately after the Closing, Purchaser will have the benefit of all of the properties, assets and rights (including all Intellectual Property) that are sufficient in all material respects to conduct the Business immediately after the Closing substantially as conducted by the Divesting Entities, as applicable, as of immediately prior to the Closing.

(b) The Divesting Entities, taken together, have, or as of the Closing Date will have, good and valid title to all Transferred Assets (other than (i) those that are leased or licensed assets, as to which assets, the Divesting Entities, taken together, will have valid lease or license or license rights, as applicable, and (ii) those that are depleted, sold or disposed of in the ordinary course of the Business), in each case free and clear of all Liens, except for Permitted Liens. This Section 4.6(b) does not relate to (x) real property or interests in real property, or (y) Contracts, which are the subject of Section 4.8.

(c) The Transferred Products (i) are free from material defects in design and (ii) not subject to any recall, safety notice or mandatory return program (nor has Seller received any such written notice or request from a Governmental Entity to take such action). During the past three (3) years, the Divesting Entities have stored, handled, packaged, labeled, and shipped Transferred Products and Prior Products in accordance with industry standards. All of the Transferred Products and Prior Products conform in all material respects to applicable specifications, warranties and contractual commitments.

(d) The Transferred Inventory and Transferred Wafer are (x) useable or saleable in the ordinary course of business consistent with past practice and (y) free from material defect in manufacture, materials and workmanship. A complete and accurate list of Transferred Inventory, including quantities and location, as of January 31, 2026 is set forth in Section 4.6(d)(i)

of the Seller Disclosure Schedule. Except as set forth on Section 4.6(d)(ii) of the Seller Disclosure Schedule, none of the Divesting Entities has received within the past three (3) years any notice of and there are no pending or, to the Knowledge of Seller, threatened warranty claims, product quality claims, product defect claims or return requests relating to any of the Transferred Inventory Transferred Products or Prior Products.

(e) Section 4.6(e) of the Seller Disclosure Schedule lists the following:

(i) The physical location of all material (A) Transferred Inventory, (B) Transferred Equipment and (C) Transferred Masks, in each case as of the date hereof;

(ii) The office locations of the Employees as of the date hereof;

(iii) Third Party Intellectual Property used for (A) product design, development, manufacture, or testing in the design environment for the Transferred Products, (B) production and quality assurance, (C) enterprise resource planning, and (D) the other services provided by Seller to Purchaser under the Transition Services Agreement; and

(iv) Third Party Intellectual Property that subsists in the Design Database (excluding any archival data).

(f) Section 4.6(f) of the Seller Disclosure Schedule sets forth the warranty returns for Transferred Products for the years ended December 31, 2023, 2024 and 2025.

(g) The Transferred Equipment and Transferred Masks are, in all material respects, in good working condition and operate and performs in a manner sufficient to conduct the Business (ordinary wear and tear excepted) and is not adversely affected by any malicious code, ransomware, malware or other compromise.

(h) The Shared Equipment Schedule delivered pursuant to Section 6.16(b) will contain, as of the date of delivery, a complete description of all machinery and equipment owned by Seller and its Affiliates that is material to the design, development, production, manufacture, testing and quality assurance processes of the Transferred Products, other than (i) Transferred Equipment or (ii) the Retained Equipment described in Section 2.2(g)(i) and (ii).

4.7 Intellectual Property.

(a) Except for (i) non-exclusive licenses entered into with customers of the Divesting Entities on Seller’s form agreements made available to Purchaser (without material modification to the applicable Intellectual Property provisions), (ii) the Non-Scheduled Contracts, (iii) the Shared Administrative Licenses, (iv) as set forth on Section 4.6(e)(iii) of the Seller Disclosure Schedule, or (v) as set forth on Section 4.6(e)(iv) of the Seller Disclosure Schedule, none of the Divesting Entities has entered into any written agreement with any Third Party pursuant to which (A) such Divesting Entity has been granted a license or other rights to material Intellectual Property that (I) is owned by a Third Party and (II) is currently used in the conduct of the Business, or (B) such Divesting Entity grants a license or other rights under any Transferred Intellectual Property.

(b) The operation of the Business as currently conducted by the Divesting Entities does not infringe, misappropriate or otherwise violate, and has not in the past three years infringed, induced or contributed to the infringement of, misappropriated or otherwise violated, any Intellectual Property owned by any Third Party. No Proceeding is pending or, to the Knowledge of Seller, threatened in writing, as of the date of this Agreement, against the Divesting Entity by any Third Party claiming that the conduct of the Business as currently conducted infringes the Intellectual Property owned by such Third Party. To the Knowledge of Seller, no Third Party is infringing, misappropriating, or otherwise violating any Transferred Intellectual Property.

(c) Each of the Divesting Entities has taken commercially reasonable measures to maintain, enforce, and protect the confidentiality of all material trade secrets and other confidential information included in the Transferred Intellectual Property and no such Transferred Intellectual Property has been disclosed to any Third Parties other than disclosures of confidential information to Third Parties who are bound by enforceable confidentiality obligations and had a need to know such information for the business purposes of the Divesting Entities.

(d) (i) None of the Transferred Intellectual Property has been adjudged invalid or unenforceable in whole or part, or otherwise subject to any outstanding order that would impair the validity or enforceability thereof, or, in the case of pending Patent applications included in the Transferred Intellectual Property, has been the subject of a final and nonappealable finding of unpatentability, and (ii) all issued Patents and registered Trademarks included in the Transferred Intellectual Property are (A) valid, enforceable, in full force and effect and subsisting in all material respects, and (B) currently in compliance in all material respects with any and all formal applicable legal requirements necessary to maintain the validity and enforceability thereof and record and perfect the applicable Divesting Entity’s interest therein and the chain of title thereof. No Proceedings are pending or, to the Knowledge of Seller, threatened against any Divesting Entity based upon or challenging or seeking to deny or restrict the use by the Seller or such Divesting Entity, or the ownership, registrability, validity or enforceability, of any of the Transferred Intellectual Property.

(e) The Licensed Patents (as defined in the Retained Patent License Agreement) includes all Patents owned or Licensable by Seller or its Affiliates that were used or otherwise Exploited (as defined in the Retained Patent License Agreement) by, or otherwise would be infringed by, Seller or its Affiliates in connection with the operation of the Business as conducted prior to the Effective Date.

(f) A Divesting Entity is, as applicable, the sole and exclusive owner of the Transferred Intellectual Property and the Divesting Entities hold all right, title and interest in and to all Transferred Intellectual Property, in each case free and clear of any Lien (other than Permitted Liens).

(g) Other than the Transferred Patents and Transferred Trademarks, there is no Intellectual Property which is applied for or registered with any Governmental Entity, and owned by Seller or any of its Affiliates, and which is material to the Business.

(h) Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will result in: (i) the loss or impairment of the Purchaser’s right to own or use any Transferred Intellectual Property, in substantially the same manner as owned and used by the Divesting Entities prior to the Closing; (ii) the grant of any license or other right to the Transferred Intellectual Property or any Intellectual Property of Purchaser; or (iii) the payment of any additional consideration for the Purchaser’s right to own or use any Transferred Intellectual Property.

(i) No source code for any software included in the Transferred Assets has been placed in escrow or otherwise provided to any Third Party (and no Divesting Entity has agreed to, or is otherwise required to, do the foregoing under any circumstance).

(j) No Divesting Entity has used any software licensed pursuant to any open source code style of license in a manner that would have had a “copyleft” effect or other adverse effect on any of the Divesting Entity’s proprietary software, and with respect to any open source software that any Divesting Entity uses, the Divesting Entity has complied with all applicable licenses with respect thereto.

(k) Except as set forth on Section 4.7(k) of the Seller Disclosure Schedule, all persons engaged by the Divesting Entities (including current and former employees, contractors and consultants of the Divesting Entities) who materially participated in conceiving, developing, modifying, improving or creating any Transferred Intellectual Property have executed valid and enforceable written agreements (x) providing for the non-disclosure by such person of any confidential information or trade secrets relating to such person’s employment or engagement with the Divesting Entity, and (y) providing for the assignment (by way of a present grant of assignment) by such person to the applicable Divesting Entity of any Intellectual Property arising out of such person’s employment or engagement with the Divesting Entity, except where such Intellectual Property is owned by a Divesting Entity by operation of Law. To the Knowledge of Seller, no such person is in default or breach of any term of any employment agreement, nondisclosure agreement, assignment of invention agreement or similar agreement or Contract relating in any way to the protection, ownership, development, use or transfer of Transferred Intellectual Property, or any Intellectual Property that, but for such violation, would be Transferred Intellectual Property.

(l) No Transferred Intellectual Property was developed by or on behalf of, or using any funding, grants or subsidies from, or any facilities, personnel (including personnel simultaneously engaged by a Divesting Entity and R&D sponsor) or other resources of, any Governmental Entity, or any university, college, military, educational institution, research center (each an “R&D Sponsor”). No R&D Sponsor has any, or has any claim or right to, any ownership of, or license under, any Transferred Intellectual Property.

(m) Except as set forth in the bug list maintained by Seller and provided to Purchaser, all software included in the Transferred Assets or the Shared Software is free of any material defects, bugs, and errors that could generally be expected to cause any material disruption or interruption in or to the use of any such software or to the Business, and does not contain or make available any software, design, routine, or other mechanism of any kind (including any viruses, worms, malware, bombs, backdoors, clocks, hidden keys, timers, and traps) designed to disrupt, disable, interfere with, erase, make inoperable, make inaccessible, or harm in any material manner any other software, hardware, or systems.

4.8 Contracts. Each Contract used in the operation of the Business (each a “Business Contract”) is valid, binding and in full force and effect with respect to the Divesting Entity that is a party thereto, and to the Knowledge of Seller, each other party thereto, subject, as to enforcement, to the Enforceability Exceptions. None of the Divesting Entities is in material breach or default under any Business Contract as and to the extent it relates to the Business, Transferred Assets or Assumed Liabilities, and no event has occurred that with notice or lapse of time, or both, would constitute a material breach or default or give rise to a right of set off or other similar defense by any Divesting Entity as and to the extent it relates to the Business, Transferred Assets or Assumed Liabilities under any Business Contract. To the Knowledge of Seller, (a) no other party to any Business Contract is in breach or default thereunder as and to the extent it relates to the Business, Transferred Assets or Assumed Liabilities and (b) no event has occurred that with notice or lapse of time, or both, would constitute a breach or default or give rise to a right of set off or other similar defense by such other party as and to the extent it relates to the Business, Transferred Assets or Assumed Liabilities under any Business Contract. To the Knowledge of Seller, no party has repudiated in writing or otherwise provided notice of its intention to repudiate any provision of a Business Contract that relates to the Business, Transferred Assets or Assumed Liabilities. Prior to the date hereof, complete and correct copies of all Transferred Contracts have been made available to Purchaser, which are accurately set forth on Schedule 2.1(b), except to the extent that certain provisions of certain Transferred Contracts have been redacted to (i) enable compliance with Laws relating to antitrust or the safeguarding of data privacy or (ii) comply with confidentiality obligations owed to Third Parties; provided that Seller used its reasonable best efforts to provide such provisions in a way that would not violate such Laws, Contracts or obligations, including to the extent necessary, disclosing such information subject to execution of a joint defense agreement or clean team agreement in customary form.

4.9 Privacy and Information Security.

(a) With respect to their operation of the Business, the Divesting Entities, and, to the Knowledge of Seller, with respect to the processing of the Transferred Data and Personal Data, the Divesting Entities’ data processors, (i) comply with all applicable Laws, contractual requirements, industry standards, and privacy policies (collectively, the “Privacy Requirements”) relating to the collection, use, transfer, disclosure, privacy, security, or other processing of the Transferred Data and Personal Data, (ii) for the past three years, have not suffered a data breach that would require notification to a Person or Governmental Entity under Privacy Requirements or other material compromise of Transferred Data or Personal Data, and (iii) are not subject to any pending litigation, investigation or regulatory enforcement actions from any Person or Governmental Entity alleging noncompliance with Privacy Requirements. The execution, delivery or performance of this Agreement will not violate Privacy Requirements in any material respect.

(b) With respect to their operation of the Business, (i) the Divesting Entities maintain an information security program that includes safeguards designed to protect the security, confidentiality, integrity, and availability of the Divesting Entities’ information technology systems (including Transferred Data and Personal Data in the Divesting Entities’ possession, custody or control) and (ii) the Divesting Entities’ information technology systems are, in all material respects, in good working condition and operate and perform in a manner sufficient to conduct the Business (ordinary wear and tear excepted), and are not adversely affected by any malicious code, ransomware or malware attacks, denial-of-service attacks or other compromise. The Divesting Entities’ information technology systems that are part of Transferred Products that process the Transferred Data or Personal Data have remediation or mitigation in place designed to prevent any material impact on such information technology systems arising from or otherwise relating to the identified “critical” or “high” (or of similarly significant risk) severity vulnerabilities.

(c) The Divesting Entities maintain an information security program that includes reasonable and appropriate safeguards designed to protect the security, confidentiality, integrity, and availability of the Transferred Equipment and any data stored or otherwise processed therein. The Transferred Equipment is free of any security vulnerabilities classified as “critical” or “high” severity (or of similarly significant risk), where being “free of” includes the completed implementation of remedial measures.

4.10 Permits. All Transferred Permits are in full force and effect. The Divesting Entities, taken together, are in material compliance with the Transferred Permits. No Proceeding is pending or, to the Knowledge of Seller, threatened in writing regarding the revocation, cancellation or suspension of any Transferred Permit.

4.11 Taxes. There are no Liens for Taxes upon the Transferred Assets except for Taxes that may thereafter be paid without penalty. All income and other material Taxes required to have been paid with respect to the Business or the Transferred Assets have been timely paid. All material Taxes required to have been collected or withheld with respect to the Business or the Transferred Assets, including in connection with amounts paid or owing to any employee, independent contractor, other service provider, customer, supplier, creditor, member, or other third party, have been properly and timely collected, withheld and paid over to the appropriate Governmental Entities. None of the Divesting Entities (i) is currently the beneficiary of any extension of time within which to file any Tax Return, other than extensions obtained in the ordinary course of business, or (ii) has waived any statute of limitations with respect to the Business or the Transferred Assets or agreed to extend the period for the assessment or collection of any Taxes in each case, to the extent relating solely to the Business or the Transferred Assets. There are no material pending or ongoing audits, examinations, or other administrative or court proceedings involving Taxes with respect to the Business or the Transferred Assets.

4.12 Litigation. There are no Proceedings pending or, to the Knowledge of Seller, threatened in writing against any of the Divesting Entities in respect of the Business, the Transferred Assets, the Facility (including with respect to Environmental Laws) or, to the Knowledge of Seller, any director, officer or employee with respect to the operation of the Business. None of the Divesting Entities is a party or subject to or in default under any Judgment related to the Business that is unsatisfied or imposes ongoing obligations in respect of the Business, the Transferred Assets or the Facility.

4.13 Employment and Employee Benefit Plans.

(a) Section 4.13(a) of the Seller Disclosure Schedule contains, as of the date hereof, a true and correct list of each material Employee Benefit Plan (excluding offer letters and employment agreements providing for “at will” employment that are consistent with the forms provided to Purchaser and that do not provide for any severance, change in control, or retention payments or benefits).

(b) With respect to each material Employee Benefit Plan, Seller has made available to Purchaser true, correct and complete copies of (as applicable) each plan document (including any amendments thereto) or a summary of the material terms thereof. Each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code has obtained a current favorable determination, advisory, or opinion letter from the IRS or has a pending application for a determination letter from the IRS, and to the Knowledge of Seller, there has been no event, condition or circumstances that has adversely affected or is reasonably likely to adversely affect such qualified status.

(c) Each Employee Benefit Plan has been established and administered in all material respects in compliance with its terms and applicable Laws.

(d) Neither Seller nor any of its Affiliates has at any time within six (6) years prior to the date of the Agreement maintained, sponsored, participated in, contributed to, or had any liability with respect to (i) a defined benefit pension plan subject to Section 302 of ERISA, Section 412 of the Code or Title IV of ERISA, (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (iii) a plan maintained by more than one employer (within the meaning of Section 413(c) of the Code), (iv) a multiple employer welfare arrangement (within the meaning of Section 3(40) of ERISA), (v) a “funded welfare plan” within the meaning of Section 419 of the Code or (vi) a self-insured plan that provides group health benefits (including any such plan pursuant to which a stop loss policy or Contract applies).

(e) No Employee Benefit Plan provides retiree medical, health or life insurance or other post-termination welfare benefits (excluding, for the avoidance of doubt, severance entitlements) to any Person, other than (i) coverage mandated solely pursuant to any applicable Law or (ii) coverage or benefits the future premium cost of which is borne by the applicable Employee or former Employee (or his or her beneficiaries).

(f) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in connection with any other event, whether contingent or otherwise) will: (i) entitle any Employee to any payment or increase in benefits or compensation under or with respect to any Employee Benefit Plan, or (ii) accelerate the time of payment, funding or vesting.

(g) No Divesting Entity, nor any of their Affiliates, is a party to or bound by any collective bargaining or other agreement with a labor organization representing any of the Employees or Contingent Workers, or otherwise has any duty to bargain with any labor organization representing any of the Employees or Contingent Workers. There are no pending, and, to the Knowledge of Seller, there are no threats of, strikes, slowdowns, work stoppages, lockouts, or concerted refusals to work involving any of the Employees or Contingent Workers. No notice, consent or consultation obligations with any labor organization or Governmental Entity with respect to any Employee or Contingent Worker will be a condition precedent to, or triggered by, the execution of this Agreement or the consummation of the transactions contemplated hereby.

(h) Each of the Divesting Entities: (i) is in material compliance with all applicable Laws pertaining to employment and employment practices to the extent they relate to the Employees or Contingent Workers; (ii) has paid in full to all Employees and Contingent Workers all wages, salaries, commissions, bonuses, benefits, and other compensation that are due and owing to such Persons and has no material liability for any arrears of wages, compensation, Taxes, penalties or other sums for failure to comply with any of the foregoing (other than routine payments for earned and accrued compensation to be made in the normal course of business and consistent with past practice); (iii) has withheld and reported all amounts required by any Law or contract to be withheld and reported with respect to wages, salaries and other payments to the Employees and Contingent Workers; and (iv) has no material liability for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity with respect to unemployment compensation benefits, social security or other benefits or obligations for any Employees or Contingent Workers (other than routine payments to be made in the normal course of business and consistent with past practice). Each Employee and Contingent Worker has been correctly classified pursuant to applicable Law (including the proper classification of workers as independent contractors and consultants, and employees as exempt or non-exempt), and there is no pending, or to the Knowledge of Seller, threatened actions, suits, claims, charges, complaints, grievances, arbitrations, audits, investigations or other legal Proceedings before any Governmental Entity or would reasonably be expected to result in any material Liability with respect to the classification of such Persons.

(i) There are no actions, suits, claims, charges, complaints, grievances, arbitrations, audits, investigations or other legal Proceedings against Seller, the Divesting Entities, or any of their Affiliates pending, or to the Knowledge of Seller, threatened to be brought or filed, by or with any Governmental Entity or arbitrator in connection with any Employee or Contingent Worker.

(j) Seller has provided to Purchaser a true and correct list of all Employees, containing: (i) the name (redacted only to the extent required by applicable Law) and employee identification number; (ii) the Seller entity with which they are employed; (iii) work location by city, state, and country; (iv) hire dates; (v) job titles; (vi) base salary rates; (vii) target incentive compensation rates; (viii) their visa status, if applicable; (ix) designation of whether they are classified as exempt or non-exempt for purposes of the Fair Labor Standards Act and any similar state or provincial Law, if applicable; (x) their full-time, part-time, or temporary status; (xi) whether the individual is currently on a leave of absence, and if so, anticipated return date; (xii) any other compensation payable to them (including housing allowances, compensation payable pursuant to any other bonus, deferred compensation or commission arrangements or other compensation, mandatory end-of-service and/or severance payments); and (xiii) any outstanding promises or commitments made to them with respect to changes or additions to their compensation or benefits. All Employees have provided documentation to Seller reflecting their authorization under applicable immigration Laws to work in the jurisdiction in which they are employed. All Employees located in the United States are employed on an “at-will” basis and their employment can be terminated at any time for any reason without notice or payment of severance or other compensation or consideration being owed to such individual other than amounts owed as of the date of termination from employment based on service before that date or as required under applicable Law. The employment of all Employees located outside of the United States can be terminated upon no more than three months’ notice and the minimum payment of severance or other compensation or consideration being owed to such individual under all applicable Law or save as set out on Section 4.13(j) of the Seller Disclosure Schedule.

(k) Seller has provided to Purchaser a true, correct and complete list of all consultants, independent contractors, individuals engaged through third-party employment agencies or service providers primarily performing services in connection with the Business (each, a “Contingent Worker”), containing: (i) the name (redacted only to the extent required by applicable Law); (ii) work location by city, state, and country; (iii) engaging entity; (iv) whether the Contingent Worker contracts with Seller or its Affiliate directly or through a legal entity and, if through a legal entity, the name of such entity; (v) the nature of the services provided; and (vi) the commencement date of and the length of the engagement. Except as set forth on Section 4.13(k) of the Seller Disclosure Schedule, Seller or its Affiliates has entered into agreements with each Contingent Workers and has provided copies of all such agreements to Purchaser. Sellers’ relationships with all Contingent Workers can be terminated at any time upon no more than one months’ notice and without any amounts being owed to such individual other than with respect to compensation or payments accrued before the termination.

(l) No Employee or Contingent Worker has provided notice to the Divesting Entities of his or her intent to terminate his or her employment or engagement, and to the Knowledge of Seller, no Employee or Contingent Worker intends to terminate his or her employment or engagement with Seller. No Employee or Contingent Worker is in violation of any term of any employment agreement, non-disclosure agreement, non-competition agreement or any restrictive covenant to a former employer or other Person.

(m) In the past three (3) years, (i) no allegations of discrimination, retaliation, harassment, sexual harassment, or similar misconduct while employed by, or providing services to, Seller, the Divesting Entities, or any of their Affiliates have been made against any Employee or Contingent Worker and (ii) the Divesting Entities have not entered into any settlement agreement or conducted any investigation related to allegations of discrimination, retaliation, harassment, sexual harassment, or similar misconduct by or regarding any such Person.

(n) Each Employee Benefit Plan that constitutes a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) has been in material documentary and operational compliance with Section 409A of the Code or an available exemption therefrom. No compensation payable by Seller or any of its Affiliates has been or would reasonably be expected to be includable in the gross income of any Employee or Contingent Worker as a result of the operation of, or by reason of a violation of, Section 409A of the Code.

4.14 No Liabilities. As of the date of this Agreement, the Business does not have any obligations or liabilities that are required to be set forth on a balance sheet prepared in accordance with the Accounting Standards, except (a) liabilities specifically accrued and adequately reserved against in the Balance Sheet, (b) liabilities incurred in the ordinary course of business since the Most Recent Balance Sheet Date (none of which is a liability for breach of contract, tort, infringement, violation of Law, or that relates to any cause of action, claim or lawsuit), (c) liabilities which would not reasonably be expected to be material, individually or in the aggregate, to the Business taken as a whole, (d) liabilities incurred in connection with the Acquisition or the other transactions contemplated hereby, (e) liabilities (not arising from breach or default) arising from performance obligations of Seller or the other Divesting Entities under the express terms of any Contract, and (f) Retained Liabilities.

4.15 Compliance with Laws. The Divesting Entities in the conduct of the Business are in compliance in all material respects with all Laws applicable to the Business and the Transferred Assets. No Divesting Entity has received any written communication (i) from a Governmental Entity that alleges the conduct of the Business or ownership of Transferred Assets are not in compliance in any material respects with applicable Law or (ii) obligating any Divesting Entity to undertake or bear any portion of the cost of remedial action in connection with the conduct of the Business.

4.16 Environmental Matters. Seller has made available to Purchaser copies of all environmental reports with respect to the Facility which reports are in either of their possession or control and are dated as of sometime during the three-year period immediately preceding the date of this Agreement; provided, that Seller makes no representation as to the accuracy or completeness of such reports. The Divesting Entities are not in material violation of any applicable Environmental Law relating to the Business or the Transferred Assets and no material expenditures are required in order to comply with such existing Environmental Laws.

4.17 Material Customers and Material Suppliers.

(a) Section 4.17(a) of the Seller Disclosure Schedule contains a true and correct list of the fifteen largest customers of the Business based on the sum of (i) revenue for calendar year 2024, plus (ii) revenue for calendar year 2025 plus (iii) projected revenues for calendar year 2026 (each, a “Material Customer”). As of the date hereof, no Material Customer has notified Seller in writing that such Material Customer intends to cancel or otherwise terminate or adversely modify in any material respect, its relationship with respect to the Business.

(b) Section 4.17(b) of the Seller Disclosure Schedule contains a true and correct list of the ten largest suppliers of the Business based on spend for calendar year 2025 (each, a “Material Supplier”). As of the date hereof, no Material Supplier has notified Seller in writing that such Material Supplier intends to cancel or otherwise terminate or adversely modify in any material respect, its relationship with respect to the Business.

(c) Section 4.17(c) of the Seller Disclosure Schedule contains a true and correct list of the fifteen largest distributors of the Transferred Products based on revenue for calendar year 2025 (each, a “Material Distributor”). As of the date hereof, no Material Distributor has notified Seller in writing that such Material Distributor intends to cancel or otherwise terminate or adversely modify in any material respect, its relationship with respect to the Transferred Products most recently purchased by such Material Distributor.

4.18 Brokers and Finders. There is no investment banker, broker, finder, financial advisor or other intermediary that has been retained by or is authorized to act on behalf of the Divesting Entities or any of its Affiliates that might be entitled to any fee or commission in connection with the Acquisition.

4.19 Transferred Lease. The applicable Divesting Entity holds a valid leasehold interest pursuant to the Transferred Lease, free and clear of all Liens (other than Permitted Liens), until the expiration or earlier termination of such lease, in each case subject to and in accordance with the terms of the Transferred Lease. Other than as set forth in the Transferred Lease, there are no options, agreements to sell, liens, sub-leases, agreements to lease, conditions, or restrictive covenants with respect to the Transferred Lease. In the past three years, none of the Divesting Entities has received any written notifications from any Person or entity regarding material violations of any applicable Laws related to the Transferred Lease. The applicable Divesting Entity’s current use of the Transferred Lease complies with the provisions of the Transferred Lease and such Divesting Entity’s possession, quiet enjoyment, use and access of the premises which are the subject of the Transferred Lease has not been disturbed in any manner and there has been no interruption to the utilities or any other service required for the continued use of the Transferred Lease pursuant to the permitted uses of the Transferred Lease. Seller has no Knowledge of any existing, threatened or potential interference with the possession, quiet enjoyment, use of or access to the premises which are the subject of the Transferred Lease. Neither the applicable Divesting Entity, nor, to the Knowledge of Seller, the applicable landlord is in default under the Transferred Lease, nor has any event occurred that, with the giving of notice or passage of time, would become a default under the Transferred Lease.

4.20 Sanctions. (a) Since April 24, 2019, the Divesting Entities, with respect to the Business, have complied in all material respects with applicable laws and regulations pertaining to trade and economic sanctions administered by the United States or another government authority with relevant jurisdiction (collectively, “Sanctions”); (b) none of the Divesting Entities, or their respective directors, officers, employees, or, to the Knowledge of Seller, the Divesting Entities’ agents, in each case with respect to the operation of the Business are: (i) organized under the laws of, ordinarily resident in, or located in a country or territory that is the subject of comprehensive Sanctions (“Restricted Countries”), (ii) 50% or more owned or controlled by the government of a Restricted Country or (iii) (A) designated on a sanctioned parties list administered by the United States or other relevant government authority, including the U.S. Department of the Treasury’s Office of Foreign Assets Control’s Specially Designated Nationals and Blocked Persons List, Foreign Sanctions Evaders List, and Sectoral Sanctions Identification List (collectively, “Designated Parties”) or (B) 50% or more owned or, where relevant under applicable Sanctions, controlled, individually or in the aggregate, by one or more Designated Party, in each case only to the extent that dealings with such persons are prohibited pursuant to applicable Sanctions (collectively, “Sanctioned Parties”); and (c) since April 24, 2019, none of the Divesting Entities or any of their respective officers, directors, or employees, in each case with respect to the operation of the Business (i) has been the subject or target of any investigation, prosecution, other enforcement action, or government inquiry related to Sanctions violations or (ii) submitted a voluntary self-disclosure to any U.S. or, to the Knowledge of Seller, other relevant government agency regarding actual or potential Sanctions violations and the Divesting Entities with respect to the operation of the Business maintain policies and procedures reasonably designed to promote compliance with applicable Sanctions.

4.21 Export Control Laws. In the last 5 years, the Divesting Entities with respect to the operation of the Business have conducted any export transactions in compliance in all material respects with applicable provisions of United States export control laws and regulations, including the Export Administration Regulations, the International Traffic in Arms Regulations, the regulations administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury, and the export control laws and regulations of any other applicable jurisdiction (collectively, “Export Control Laws”). Without limiting the foregoing (a) the Divesting Entities with respect to the operation of the Business have obtained all required export licenses and other approvals and timely filed any other required filings to the extent required pursuant to Export Control Laws, (b) the Divesting Entities with respect to the operation of the Business are in compliance in all material respects with the terms of all applicable export licenses, filing requirements or other approvals, (c) there are no pending or, to the Knowledge of Seller, threatened claims or investigations against the Divesting Entities with respect to the operation of the Business with respect to Export Control Laws and (d) to the Knowledge of Seller, there are no actions, conditions, or circumstances pertaining to the Divesting Entities’ export transactions with respect to the operation of the Business that would reasonably be expected to give rise to any material future claims.

4.22 Foreign Corrupt Practices Act. To the Knowledge of Seller and with respect to the operation of the Business, none of the Divesting Entities nor any of their directors, officers, employees or agents (in each case, while acting in such capacities), have, within the past 5 years, directly or indirectly made, offered, promised, or authorized any payment or gift of any money or anything of value to or for the benefit of any “foreign official” (as defined in the U.S. Foreign Corrupt Practices Act (the “FCPA”)), non-U.S. political party or official thereof or candidate for non-U.S. political office (each, a “Government Official”) for the purpose of (a) influencing any official act or decision of such Government Official, (b) inducing such Government Official to do or omit to do any act in violation of their lawful duty, (c) inducing such Government Official to use their influence to affect any act or decision of a governmental authority, or (d) securing any improper advantage, in the case of (a)-(d) above in order to assist the Divesting Entities in obtaining or retaining business for or with, or directing business to, any person. To the Knowledge of Seller and with respect to the operation of the Business, none of the Divesting Entities nor any of their directors, officers, employees or agents (in each case, while acting in such capacities) have, within the past 5 years, made or authorized any unlawful bribe, rebate, payoff, influence payment, kickback, or other payment of funds in violation of any applicable Anti-Corruption Law (as defined below) or received or retained any funds in violation of any applicable Anti-Corruption Law. The Divesting Entities, as applicable to the Business, have maintained systems of internal controls (accounting systems, purchasing systems and billing systems) and written policies reasonably designed to ensure compliance with the FCPA or any other applicable anti-bribery or anti-corruption law (collectively, “Anti-Corruption Laws”), and reasonably designed to ensure that all books and records of the Divesting Entities accurately and fairly reflect, in reasonable detail, all transactions and dispositions of funds and assets. To the Knowledge of Seller and with respect to the operation of the Business, none of the Divesting Entities nor any of their directors, officers, employees or agents (in each case, while acting in such capacities) are the subject of any allegation, voluntary disclosure, governmental investigation, prosecution or other enforcement action related to appliable Anti-Corruption Laws.

4.23 Not a Covered Outbound Investment. The Divesting Entities, in respect of the Transferred Assets, do not engage in any “covered activity” in a “country of concern,” as these terms are defined in 31 C.F.R. Part 850, as implemented or revised from time to time.

4.24 No Other Representations. Except for the representations and warranties contained in this Article IV, including the Seller Disclosure Schedule, no Divesting Entity nor any other Person on behalf of the Divesting Entities makes any other express or implied representation or warranty with respect to the Business, the Transferred Asset, the Assumed Liabilities or the Divesting Entities or with respect to any other information provided to Purchaser or its Representatives, and

Seller (on behalf of itself and the other Divesting Entities) disclaims any such other representations or warranties, whether made by a Divesting Entity or any of their respective Affiliates or Representatives. No Divesting Entity nor any other Person will have or be subject to any liability to Purchaser or any other Person resulting from the distribution to Purchaser, or Purchaser’s use of, any such information, including any information, documents, projections, forecasts or other material made available to Purchaser or its representatives in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Acquisition or the other transaction contemplated hereby, or in respect of any other matter or thing whatsoever (electronic or otherwise) or otherwise in expectation of the Acquisition and the other transaction contemplated hereby.

4.25 Purchaser’s Representations; Independent Investigation.

(a) Seller acknowledges that it and its Representatives have received access to such books and records, facilities, equipment, Contracts and other assets of Purchaser which it and its Representatives have desired or requested to review, and that it and its Representatives have had full opportunity to meet with the management of Purchaser. Seller acknowledges and agrees that it has made its own inquiry and investigation into, and, based thereon, has formed an independent judgment concerning, Purchaser, the Acquisition and the transactions contemplated by this Agreement and the Transaction Agreements.

(b) Except for the specific representations and warranties expressly made by Purchaser in Article V, including the Purchaser Disclosure Schedule, Seller acknowledges and agrees that (i) neither Purchaser nor any of its respective Affiliates or Representatives is making or has made any representation or warranty, expressed or implied, at law or in equity, including with respect to merchantability or fitness for any particular purpose of any assets, the nature or extent of any liabilities, the prospects of Purchaser, the effectiveness or the success of any operations, or the accuracy or completeness of any confidential information memoranda, diligence, documents, projections, material or other information (financial or otherwise) regarding Purchaser, the Acquisition and the transactions contemplated by this Agreement and the Transaction Agreements, furnished to Seller or its Representatives or made available to Seller and its Representatives in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Acquisition and the other transactions contemplated hereby, or in respect of any other matter or thing whatsoever, and (ii) no Affiliate, shareholder or Representative of Purchaser has any authority, express or implied, to make any representations, warranties or agreements not specifically set forth in this Agreement and subject to the limited remedies herein provided.

(c) Other than the specific representations and warranties expressly set forth in Article V, including the Purchaser Disclosure Schedule, Seller specifically disclaims that it is relying upon or has relied upon any such other representations or warranties that may have been made by any Person, and acknowledges and agrees that Purchaser and its respective Affiliates has specifically disclaimed and does hereby specifically disclaim, and shall not have or be subject to any liability for reliance on, any such other representation or warranty made by any Person. Seller specifically waives any obligation or duty by Purchaser or any of its respective Affiliates to make any disclosures of fact not required to be disclosed pursuant to the specific representations and warranties expressly set forth in Article V and disclaims reliance on any information not specifically required to be provided or disclosed pursuant to the specific representations and warranties set forth in Article V.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Seller as follows:

5.1 Organization. Purchaser and each Subsidiary of Purchaser that is specified to be a party to any Ancillary Agreement (each, a “Purchaser Subsidiary”) is a legal entity duly organized, validly existing and, where applicable, in good standing under the laws of the jurisdiction of its organization.

5.2 Authority; Execution and Delivery; Enforceability. Purchaser has the requisite corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it will be a party and to consummate the transactions contemplated to be consummated by it pursuant to this Agreement and such Ancillary Agreements. Each Purchaser Subsidiary has the requisite corporate power and authority to execute the Ancillary Agreements to which it will be a party and to consummate the transactions contemplated to be consummated by it pursuant to such Ancillary Agreements. Purchaser has taken all corporate or other entity action required by its organizational documents and applicable Law to authorize the execution and delivery of this Agreement and the Ancillary Agreements to which it will be a party and to authorize the performance of its obligations under, and the consummation of the transactions contemplated to be consummated by it pursuant to, this Agreement and such Ancillary Agreements. Each Purchaser Subsidiary will prior to the Closing have taken all corporate or other entity action required by its organizational documents and applicable Law to authorize the execution and delivery of the Ancillary Agreements to which it will be a party and to authorize the performance of its obligations under, and the consummation of the transactions contemplated to be consummated by it pursuant to, such Ancillary Agreements. Purchaser has duly executed and delivered this Agreement and, prior to the Closing, will have duly executed and delivered each Ancillary Agreement to which it will be a party, and (assuming the due authorization, execution and delivery by the applicable Divesting Entity) this Agreement constitutes, and each Ancillary Agreement to which it will be a party will from and after the Closing (assuming the due authorization, execution and delivery by the other parties thereto) constitute, its legal, valid and binding obligation, enforceable against it in accordance with its terms subject, as to enforcement, to the Enforceability Exceptions. Prior to the Closing, each Purchaser Subsidiary will have duly executed and delivered each Ancillary Agreement to which it will be a party, and each Ancillary Agreement to which it will be a party will from and after the Closing (assuming the due authorization, execution and delivery by the other parties thereto) constitute its legal, valid and binding obligation, enforceable against it in accordance with its terms subject, as to enforcement, to the Enforceability Exceptions.

5.3 Non-Contravention and Approvals.

(a) The execution, delivery and performance by Purchaser of this Agreement does not, and neither the execution, delivery and performance by Purchaser and each of the Purchaser Subsidiaries of each Ancillary Agreement to which it will be a party nor the consummation by Purchaser of the Acquisition and the other transactions contemplated to be consummated by it pursuant to this Agreement and such Ancillary Agreements and by each Purchaser Subsidiary of the transactions contemplated to be consummated by it pursuant to such Ancillary Agreements will, (i) conflict with or violate the organizational documents of Purchaser or any Purchaser Subsidiary, (ii) conflict with, or result in any breach of, or constitute a default under, require notice pursuant to, or give rise to any right of termination, cancellation, modification or acceleration of (whether after the filing of notice or the lapse of time or both), or give rise to a loss of any benefit to which Purchaser or any Purchaser Subsidiary is entitled to under, any provision of any Contract to which Purchaser or any Purchaser Subsidiary is a party or by which any of their respective properties or assets is bound, (iii) conflict with or violate any Judgment or Law applicable to Purchaser or any Purchaser Subsidiary or their respective properties or assets, or (iv) result in the creation of any Lien upon any of the properties or assets of Purchaser or any Purchaser Subsidiary.

(b) No Consent of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by Purchaser or any Purchaser Subsidiary in connection with the execution, delivery and performance of this Agreement or the Ancillary Agreements or the consummation of the Acquisition and the other transactions contemplated hereby and thereby, other than (i) compliance with and filings under the HSR Act, (ii) compliance with any applicable filings, notifications and approvals required for consummation of the transactions contemplated by the Transaction Agreements under any other Regulatory Law, (iii) those that may be required solely by reason of Seller’s (as opposed to any other Third Party’s) participation in the Acquisition and the other transactions contemplated by the Transaction Agreements and (iv) those, individually or in the aggregate, the failure of which to obtain or make would not, individually or in the aggregate, reasonably be expected to have a material and adverse effect on the ability of Purchaser to perform its obligations under the Transaction Agreements (a “Purchaser Material Adverse Effect”).

5.4 Litigation. There are no (a) Proceedings pending or, to the Knowledge of Purchaser, threatened in writing against Purchaser or any of its Affiliates or (b) outstanding Judgments against Purchaser or any of its Affiliates that, in any such case, would reasonably be expected to have a Purchaser Material Adverse Effect.

5.5 Availability of Funds; Valid Issuance.

(a) Concurrently with the execution of this Agreement and as a material inducement to Seller’s entering into this Agreement, Purchaser has delivered to Seller a true, complete and correct copy of (i) the executed debt commitment letter (including all exhibits, schedules and annexes thereto and as amended, modified or replaced from time to time in accordance with its terms and to the extent permitted by Section 6.18(d), the “Debt Commitment Letter”), dated as of the date of this Agreement, from the Financing Sources party thereto and (ii) each executed fee letter (redacted, in the case of such fee letters, in a customary manner solely as to the fee amounts and percentages and other sensitive economic information; provided that none of the redacted terms (x) would reasonably be expected to (A) adversely affect the conditionality, enforceability or termination provisions or reduce the aggregate principal amount of the Debt Financing below the amount necessary to fund the Required Amount or (B) adversely affect or delay the availability of the Debt Financing and (y) shall redact any pricing information in respect of the Debt Financing in respect of interest rates and/or any flex provisions related thereto) associated therewith (such Debt Commitment Letter and each such fee letter and engagement letter, collectively, the “Debt Financing Commitment”), pursuant to which the Financing Sources party thereto have committed, on the terms and subject to the conditions set forth therein, to lend the amounts set forth therein to Purchaser for the purposes of, among other things, financing the transactions contemplated by this Agreement and any other portion of the Required Amount (the “Debt Financing”), and (iii) any other contract or agreement (or form thereof) between or among the Purchaser or any of its Affiliates, on the one hand, and any Debt Financing Source or any Affiliate thereof, on the other hand, entered into or proposed to be entered into in connection with or relating to the Debt Financing or any Permanent Financing (redacted, in the case of such fee letters, in a customary manner solely as to the fee amounts and percentages and other sensitive economic information; provided that none of the redacted terms (x) would reasonably be expected to (A) adversely affect the conditionality, enforceability or termination provisions or reduce the aggregate principal amount of the Debt Financing below the amount necessary to fund the Required Amount or (B) adversely affect or delay the availability of the Debt Financing and (y) shall redact any pricing information in respect of the Debt Financing in respect of interest rates and/or any flex provisions related thereto).

(b) As of the date of this Agreement, the Debt Financing Commitment is a legal, valid and binding obligation of the Purchaser and, to the Knowledge of Purchaser, the other parties thereto, enforceable against Purchaser and against such other parties thereto in accordance with its terms (subject to the Enforceability Exceptions). As of the date of this Agreement, the Debt Financing Commitments are in full force and effect, and the Debt Financing Commitments have not been terminated, withdrawn, rescinded or otherwise amended or modified in any respect (and no such amendment or modification is contemplated other than an amendment or modification solely to join additional Financing Sources thereto or otherwise to the extent permitted by Section 6.18(b)). As of the date of this Agreement, there are no side letters or other contracts, agreements, arrangements or understandings (written or oral) directly or indirectly related to the Debt Financing or any Permanent Financing. As of the date of this Agreement, Purchaser has fully paid any and all commitment fees or other fees, costs or expenses in connection with the Debt Financing Commitments that are payable on or prior to the date of this Agreement. There are no conditions precedent or contingencies related to the funding of the Debt Financing or that would permit the Financing Sources to reduce the total amount of the Debt Financing below an amount which, together with the Other Available Funds, would be insufficient to pay the Required Amount or adversely affect the conditionality, availability or termination of the Debt Financing or delay or prevent Closing or making the funding of the Debt Financing less likely to occur, other than as expressly set forth in the Debt Commitment Letter. As of the date of this Agreement, no Financing Source party to the Debt Commitment Letter has notified Purchaser of its intention to terminate any of the Debt Financing Commitments or not to provide all or any portion of the Debt Financing. As of the date of this Agreement, no event has occurred that, with or without notice, lapse of time, or both, would constitute a default or breach or a failure to satisfy a condition precedent on the part of Purchaser under the terms and conditions of the Debt Commitment Letter or otherwise result in any portion of the Debt Financing contemplated thereby being unavailable. As of the date of this Agreement, and assuming satisfaction of the conditions set forth in Section 8.1 and Section 8.2, Purchaser has no reason to believe that any of the conditions to the Debt Financing contemplated by the Debt Financing Commitments will not be satisfied on a timely basis or that the Debt Financing will not be made fully available to Purchaser on or prior to the Closing (subject to any required reductions of the commitments thereunder after the date hereof in accordance with the terms of the Debt Commitment Letter as in effect on the date hereof). Assuming that the Debt Financing is funded in accordance with the Debt Financing Commitments, the net proceeds from the Debt Financing Commitments, together with the other available cash or cash equivalents of Purchaser or sources of immediately available funds available to Purchaser at the Closing (all such other cash, cash equivalents and immediately available funds, the “Other Available Funds”), shall provide Purchaser with, at or prior to the Closing, funds sufficient for the satisfaction when due of (i) all costs, expenses and related fees required to be paid at or prior to the Closing by Purchaser in connection with the Transactions (including the Debt Financing) and (ii) payment of the Cash Consideration portion of the Purchase Price (as adjusted) (collectively, the “Required Amount”), which Required Amount, together with the Stock Consideration, shall be sufficient for the satisfaction of Purchaser’s payment of the Purchase Price on the Closing Date in accordance with the terms of this Agreement.

(c) Purchaser acknowledges and agrees that, notwithstanding anything to the contrary in this Agreement, the consummation of the Debt Financing shall not be a condition to the obligation of Purchaser to consummate the transactions contemplated hereby.

(d) The shares of Purchaser Common Stock to be issued as Stock Consideration, when issued in accordance with this Agreement, will be duly authorized, validly issued, fully paid and nonassessable, and free and clear of Liens of any kind (other than those arising under securities Laws), and will not be issued in violation of any preemptive right, purchase option, call option, right of first refusal or similar options or rights or in violation of the Securities Act and any applicable state securities Laws. Purchaser has, and on the Closing Date will have, a sufficient number of Purchaser Common Stock authorized for issuing the Stock Consideration.

5.6 Solvency. Immediately after giving effect to the consummation of the transactions contemplated by this Agreement, including the payment of all amounts required to be paid by Purchaser and its Affiliates in connection with the consummation of such transactions on the Closing Date, Purchaser, on a consolidated basis, will not (a) be insolvent because (i) such Person’s consolidated financial condition is such that the sum of its consolidated debts is greater than the present fair saleable value (determined on a going concern basis) of its consolidated assets, (ii) the present fair saleable value (determined on a going concern basis) of such Person’s consolidated assets will be less than the amount required to pay such Person’s probable liability, on a consolidated basis, of its consolidated debts as they become absolute and matured or (iii) such Person is unable to pay all of its debts in the ordinary course of business as and when they become due and payable, (b) have unreasonably small capital with which to engage in its business or (c) have incurred debts beyond its ability to pay as such debts become absolute and matured.

5.7 R&W Policy. A true and complete copy of the insurance binder (the “R&W Binder”) for that certain primary Representation and Warranty Insurance Policy, Policy No. 108373274 (the “R&W Policy”), to be issued by Travelers Excess and Surplus Lines Company or its permitted successors and assigns (the “R&W Insurer”), together with a true and complete copy of the form of R&W Policy attached thereto, is included in Exhibit I. The R&W Binder has been executed by Purchaser and the R&W Insurer and is, or will be as of the date hereof, bound and has not been cancelled or terminated, and the R&W Insurer has not provided written notice to Purchaser that it intends to cancel or terminate the R&W Policy. As of the date hereof, Purchaser is in compliance with the applicable terms set forth in the R&W Binder.

5.8 Brokers and Finders. Other than Qatalyst Partners LP, there is no other investment banker, broker, finder, financial advisor or other intermediary that has been retained by or is authorized to act on behalf of Purchaser or any of its Affiliates that might be entitled to any fee or commission in connection with the Acquisition.

5.9 No Foreign Person. Neither Purchaser nor any of its Affiliates is a “foreign Person” as defined by 31 C.F.R. § 800.224 such that the transactions contemplated by this Agreement would constitute a covered transaction subject to a national security review, national security investigation, or action by the President as prescribed in Title VII of Section 721 of the Defense Production Act of 1950 (codified at 50 U.S.C. § 4565), as amended, including the implementing regulations thereof at 31 C.F.R. Part 800.

5.10 Capitalization.

(a) As of the date of this Agreement, the authorized capital stock of Purchaser consists of 200,000,000 shares of Purchaser Common Stock and 10,000,000 shares of preferred stock, $0.0001 par value per share, of Purchaser (the “Purchaser Preferred Stock”). On February 2, 2026, (i) 26,299,915 shares of Purchaser Common Stock were issued and outstanding, (ii) 0 shares of Purchaser Preferred Stock were issued and outstanding, (iii) 0 shares of Purchaser Common Stock were subject to issuance pursuant to outstanding options exercisable for shares of Purchaser Common Stock, (iv) 715,287 shares of Purchaser Common Stock were subject to issuance pursuant to outstanding restricted stock units, and (v) 3,169,136 shares of Purchaser Common Stock were reserved for future issuance under Purchaser’s equity plans.

(b) Except as set forth in Section 5.10(a), there are no outstanding (i) securities of Purchaser convertible into or exchangeable for shares of capital stock or voting securities or ownership interests in Purchaser, (ii) options, warrants, puts, calls, rights, or other agreements or commitments requiring Purchaser to issue, or other obligations requiring Purchaser to issue, transfer, redeem, or sell, any capital stock, voting securities or other ownership interests in (or securities convertible into or exchangeable for capital stock or voting securities or other ownership interests in) Purchaser (or, in each case, the economic equivalent thereof), (iii) obligations requiring Purchaser to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock, voting securities or other ownership interests in Purchaser, or (iv) bonds, debentures, notes or other similar obligations of Purchaser.

5.11 SEC Documents. Each of the SEC Documents has been timely filed and, as of its respective filing date, complied in all material respects with the requirements of the Securities Act, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act (“SOX”), and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as amended (“Dodd-Frank”), and the rules and regulations of the SEC promulgated thereunder applicable to such SEC Document. Except to the extent that information contained in any SEC Document has been revised or superseded by a later filed SEC Document filed and publicly available prior to the date of this Agreement, as of their respective filing dates, none of the SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Purchaser is in compliance in all material respects with the applicable provisions of SOX and Dodd-Frank.

5.12 Financial Statements; Disclosure and Accounting Controls.

(a) The audited and unaudited consolidated financial statements, including the related notes and schedules thereto, of Purchaser included (or incorporated by reference) in the SEC Documents (the “Purchaser Financial Statements”) have been prepared (A) in good faith and extracted from the financial data inputs into the audited consolidated financial statements of Purchaser, which were prepared and in accordance with GAAP (except as may be described in the notes to such financial statements or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q or any successor form under the Exchange Act) applied on a consistent basis throughout the periods involved, and (B) based on and consistent with the books and records of Purchaser. The Purchaser Financial Statements fairly present, in all material respects, the consolidated financial position, consolidated results of operations, and consolidated cash flows for the respective periods then ended of Purchaser and its subsidiaries, subject, in the case of the unaudited financial statements, to the absence of footnotes and normal year-end audit adjustments. Purchaser has in place systems and processes that are designed to (i) provide reasonable assurances regarding the reliability of the Purchaser Financial Statements and (ii) in a timely manner accumulate and communicate to Purchaser’s principal executive officer and principal financial officer the type of information that would be required to be disclosed in the Purchaser Financial Statements.

(b) Purchaser has established and maintains, and at all times has maintained, a system of internal control over financial reporting (as defined in Rule 13a-15 under the Exchange Act) which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Neither Purchaser nor any Purchaser Subsidiary has received any unresolved complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of Purchaser or any Purchaser Subsidiary or their respective internal accounting controls.

(c) Purchaser has established and maintains, and since November 21, 2019 has maintained, “disclosure controls and procedures” as defined in and required by Rule 13a-15(e) or 15d-15(e) under the Exchange Act that are reasonably designed to ensure that all information required to be disclosed in Purchaser’s reports that it files, furnishes or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to Purchaser’s management as appropriate to allow timely decisions regarding required disclosure and to enable the principal executive officer of Purchaser and the principal financial officer of Purchaser to make the certifications required under the Exchange Act with respect to such reports.

(d) Neither Purchaser nor any Purchaser Subsidiary has any liabilities of any nature, whether or not accrued, contingent, absolute or otherwise, except (i) as and to the extent specifically disclosed, reflected or reserved against in Purchaser’s consolidated balance sheet (or the notes thereto) as of September 30, 2025 included in the SEC Documents, (ii) for liabilities incurred or which have been discharged or paid in full, in each case, in the ordinary course of business consistent with past practice since September 30, 2025 (other than any liability for any material breaches of Contracts to which Purchaser or any Purchaser Subsidiary is party), (iii) as expressly required or expressly contemplated by this Agreement and (iv) for liabilities which have not had a Purchaser Material Adverse Effect.

5.13 Absence of Changes. From September 30, 2025 until the date hereof, except as disclosed in the SEC Documents, there has not been any event, change, occurrence or effect that, individually or in the aggregate, has had a Purchaser Material Adverse Effect.

5.14 Stock Exchange. The shares of Purchaser Common Stock are listed on the Nasdaq Stock Market LLC (“Nasdaq”). Purchaser has not received any notice from Nasdaq, to the effect that Purchaser is not in compliance with the listing or maintenance requirements of Nasdaq. Purchaser is in compliance in all material respects with all current listing and corporate governance requirements of Nasdaq, and is in compliance in all material respects with all rules, regulations and requirements of SOX. No judgment, order, ruling, decree, injunction, or award of any securities commission or similar securities regulatory authority or any other Governmental Entity, or of Nasdaq, preventing or suspending trading in any securities of Purchaser has been issued, and no Proceedings for such purpose are, to Purchaser’s knowledge, pending, contemplated or threatened in writing. Purchaser has taken no action that is intended to terminate the registration of Purchaser Common Stock under the Exchange Act.

5.15 No Stockholder Approval. The consummation of the Acquisition and the transactions contemplated hereby and in the Transaction Documents, do not require any vote of the stockholders of Purchaser under applicable Law, the rules and regulations of Nasdaq (or other national securities exchange on which the Purchaser Common Stock is then listed) or the organizational documents of Purchaser.

5.16 Registration Statement. Purchaser is eligible to register shares of Purchaser Common Stock for resale pursuant to Form S-3 following Closing and, to the Knowledge of Purchaser, there are no facts or circumstances that reasonably may render such form unavailable for use by Purchaser to register its securities for resale by Seller.

5.17 No Critical Technologies . Neither Purchaser nor any of its Subsidiaries produces, designs, tests, manufactures, fabricates, or develops any “critical technologies” within the meaning of 31 C.F.R. part 800.

5.18 No Material Non-Public Information. As of the date of this Agreement, Purchaser is not aware of any material non-public information relating to Purchaser, any Purchaser Subsidiary or its securities that is required to be disclosed under applicable securities Laws and that has not been disclosed, as of the date of this Agreement, in the SEC Documents.

5.19 Compliance with Laws. Purchaser and its Subsidiaries are in compliance in all material respects with all applicable Laws applicable to the conduct of their respective business. Purchaser has not received any written communication (i) from a Governmental Entity that alleges the conduct of the its business is not in compliance in any material respects with applicable Law or (ii) obligating Purchaser to undertake or bear any portion of the cost of remedial action in connection with the conduct of its business.

5.20 Seller’s Representations; Independent Investigation.

(a) Purchaser acknowledges that it and its Representatives have received access to such books and records, facilities, equipment, Contracts and other assets of the Divesting Entities which it and its Representatives have desired or requested to review, and that it and its Representatives have had full opportunity to meet with the management of Seller and to discuss the Business and the Transferred Assets and Assumed Liabilities. Purchaser acknowledges and agrees that it has made its own inquiry and investigation into, and, based thereon, has formed an independent judgment concerning, the Business and the Transferred Assets and Assumed Liabilities.

(b) Except for the specific representations and warranties expressly made by Seller in Article IV, including the Seller Disclosure Schedule, Purchaser acknowledges and agrees that (i) no Divesting Entity nor any of their respective Affiliates or Representatives is making or has made any representation or warranty, expressed or implied, at law or in equity, in respect of any Divesting Entity, the Business, the Transferred Assets or the Assumed Liabilities, including with respect to merchantability or fitness for any particular purpose of any assets, the nature or extent of any liabilities, the prospects of the Business, the effectiveness or the success of any operations, or the accuracy or completeness of any confidential information memoranda, diligence, documents, projections, material or other information (financial or otherwise) regarding the Divesting Entities, the Business, the Transferred Assets or the Assumed Liabilities furnished to Purchaser or its Representatives or made available to Purchaser and its Representatives in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Acquisition and the other transactions contemplated hereby, or in respect of any other matter or thing whatsoever, and (ii) no Affiliate, shareholder or Representative of any Divesting Entity has any authority, express or implied, to make any representations, warranties or agreements not specifically set forth in this Agreement and subject to the limited remedies herein provided.

(c) Other than the specific representations and warranties expressly set forth in Article IV, including the Seller Disclosure Schedule, Purchaser specifically disclaims that it is relying upon or has relied upon any such other representations or warranties that may have been made by any Person, and acknowledges and agrees that each Divesting Entity and their respective Affiliates has specifically disclaimed and does hereby specifically disclaim, and shall not have or be subject to any liability for reliance on, any such other representation or warranty made by any Person. Purchaser specifically waives any obligation or duty by any Divesting Entity or any of their respective Affiliates to make any disclosures of fact not required to be disclosed pursuant to the specific representations and warranties expressly set forth in Article IV and disclaims reliance on any information not specifically required to be provided or disclosed pursuant to the specific representations and warranties set forth in Article IV.

5.21 No Other Representations. Except for the representations and warranties contained in this Article V, including the Purchaser Disclosure Schedule, neither Purchaser nor any other Person on behalf of Purchaser makes any other express or implied representation or warranty with respect to Purchaser or with respect to any other information provided to Seller or its Representatives, and Purchaser disclaims any such other representations or warranties, whether made by Purchaser or any of their respective Affiliates or Representatives. Neither Purchaser nor any other Person will have or be subject to any liability to Seller or any other Person resulting from the distribution to Seller, or Seller’s use of, any such information, including any information, documents, projections, forecasts or other material made available to Seller or its representatives in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Acquisition or the other transaction contemplated hereby, or in respect of any other matter or thing whatsoever (electronic or otherwise) or otherwise in expectation of the Acquisition and the other transaction contemplated hereby, in each case other than, subject to the terms and conditions of this Agreement, any such information that is expressly addressed or included in a representation or warranty contained in Article V.

ARTICLE VI

COVENANTS

6.1 Conduct of Business.

(a) Except for matters (1) set forth in Section 6.1 of the Seller Disclosure Schedule, (2) required by applicable Law or any Contract to which Seller or any of its Affiliates is a party as of the date hereof, (3) consented to by Purchaser (such consent not to be unreasonably withheld, conditioned or delayed) or (4) otherwise contemplated by the terms of this Agreement, during the Pre-Closing Period, Seller shall, and shall cause the other Divesting Entities to, (x) use commercially reasonable efforts to conduct the Business in the ordinary course; provided, however, that no action or failure to take action by the Divesting Entities with respect to matters specifically addressed by any of the provisions of the following clause (y) shall constitute a breach under this clause (x) unless such action or failure to take action would constitute a breach of such provision of the following clause (y), and (y) not take any of the following actions with respect to the Business:

(i) adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

(ii) except in the ordinary course of business consistent with past practice, (A) hire, or offer to hire, any additional officers, employees, advisors, workers, consultants or independent contractors who would be, as applicable, Employees or Contingent Workers whose annual base salary or annual rate of base pay is equal to or greater than $150,000, (B) terminate the employment or service (other than for Cause), change the title, office or position, or materially reduce the responsibilities or terms and conditions of employment or engagement of any Employee or Contingent Worker whose annual base salary or annual rate of base pay is equal to or greater than $150,000, (C) enter into, amend or extend the term of any employment or consulting agreement, bonus arrangement, severance agreement, retention bonus, change of control agreement, or equity or equity-based award held by any Employee or Contingent Worker, or (D) enter into any collective bargaining or other agreement with a labor organization applicable to any Employee or Contingent Worker (unless required by Laws);

(iii) except in the ordinary course of business consistent with past practice, (A) establish, adopt, enter into, terminate or amend any Employee Benefit Plan for the benefit of any Employee or Contingent Worker, (B) grant any increase or decrease in compensation to Employees or Contingent Workers or pay any bonus or other incentive compensation to any Employee or Contingent Worker or (C) grant, award, enter into, or amend any Contract providing for the granting of, any severance or termination pay to any Employee or Contingent Worker;

(iv) acquire from any Third Party any material assets that would be Transferred Assets and are, individually or in the aggregate, valued in excess of $5,000,000, other than pursuant to existing Contracts, or assume any material liabilities from any Third Party that would be Assumed Liabilities and are, individually or in the aggregate, valued in excess of $5,000,000, in each case from any other Person outside the ordinary course of business;

(v) sell, lease, license (other than non-exclusive licenses in the ordinary course of business) or otherwise dispose of any Transferred Asset (other than inventory pursuant to existing Contracts any immaterial tangible assets at the end of their useful lives, out of redundancy or otherwise in the ordinary course of business);

(vi) (A) transfer, assign, exclusively license, abandon, or allow to lapse any assets that otherwise would be Transferred Intellectual Property, or (B) other than with respect to disclosures of unregistered Intellectual Property made in the ordinary course of business consistent with past practice, fail to maintain any assets that would otherwise be Transferred Intellectual Property;

(vii) subject the Transferred Assets to any Lien, other than a Permitted Lien or a Lien that would be released at Closing;

(viii) (A) amend or prematurely terminate any Transferred Contract, other than the renewal or expiration of existing Transferred Contracts in the ordinary course of business or (B) enter into any Contract that constitutes a Transferred Contract at Closing, other than the entry into any Contract being negotiated as of the date hereof as set forth on Section 6.1(a)(viii) of the Seller Disclosure Schedule;

(ix) effect or become a party to any Acquisition Transaction;

(x) commence any action exclusively relating to the Business, Transferred Assets or the Facility or settle any action related to the foregoing, other than (A) for or related to the collection of bills, (B) for enforcing Seller’s or its Affiliates’ rights as a result of a breach of this Agreement or any other Transaction Agreement, or (C) any such action or settlement that does not involve any Transferred IP and, does not involve claims in excess of $1,000,000 in the aggregate;

(xi) offer, grant or otherwise provide any discounts, rebates, price reductions, promotional allowances or other pricing concessions with respect to the Transferred Products, except in the ordinary course of business consistent with past practice;

(xii) amend, modify, expand, increase or extend any existing warranty or guaranty applicable to any of the Transferred Assets or Prior Products except in the ordinary course;

(xiii) accelerate or increase sales, shipments or deliveries of the Transferred Products to distributors, resellers or other customers inconsistent with past practice, other than pursuant to bona fide purchase orders; or

(xiv) agree or commit to do any of the foregoing.

(b) Notwithstanding anything to the contrary in this Agreement, prior to the Closing, (i) nothing in this Agreement shall prohibit or otherwise restrict Seller or any of its Affiliates from using any cash on hand for any purpose (including declaring and paying any dividends or distributions of cash and cash equivalents of Seller or any of its Affiliates) or paying any Taxes in the ordinary course of the Business consistent with past practices or as otherwise required by applicable Law, or from repaying or borrowing any indebtedness (so long as no Liens (other than Permitted Liens) are created with respect to the Transferred Assets are created), (ii) any deviations from the ordinary course of business of Seller or any of its Affiliates or actions, activities or conduct of Seller or its Affiliates necessary (in Seller’s sole discretion) to mitigate, remedy, respond to or otherwise address the effects of any epidemic, pandemic, public health emergency or disease outbreak or any other extraordinary or highly unusual event on Seller’s or such Affiliate’s business, including complying with shelter in place and non-essential business orders by any Governmental Entity or measures to protect the health or safety of any Person, and (iii) nothing in this Agreement shall prohibit or otherwise restrict Seller or any of its Affiliates from entering into, amending, restating, amending and restating, terminating or otherwise modifying or supplementing any Contract that is not a Transferred Contract, including any Shared Administrative License. Nothing contained in this Agreement is intended to give Purchaser or its Affiliates, directly or indirectly, the right to control or direct the Business or its operations prior to the Closing, and nothing contained in this Agreement is intended to give Seller or any of its Affiliates, directly or indirectly, the right to control or direct Purchaser’s operations. Prior to the Closing, each of Purchaser, on the one hand, and Seller, on the other hand, shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Affiliates respective operations.

6.2 Access to Facility; Access to Information.

(a) Subject to Section 6.2(e), during the Pre-Closing Period, Seller shall, and shall cause each of the other Divesting Entities to, afford to Purchaser and its Representatives reasonable access, upon reasonable prior notice during normal business hours, to (1) the Facility to conduct such activities as are reasonably necessary to prepare the Facility for occupancy by Purchaser or its Affiliate as of the Closing; provided that (i) reasonableness of such access shall be determined by taking into account, among other considerations, the competitive positions of the parties; (ii) such access does not (A) interfere or disrupt the normal operations of Seller, any of its Affiliates, or the Business or (B) jeopardize the health and safety of any Person at the safety and security requirements for the Facility communicated to them; and (iii) such rights of access explicitly exclude any environmental investigations or testing or any other intrusive or invasive sampling, including subsurface testing of soil, surface water or groundwater at the Facility and (2)

(i) the personnel of Seller, (ii) the books, contracts, Tax Returns, records and other documents of Seller or any Divesting Entity, and (iii) such Employee-related information as is reasonably required for Purchaser to fulfill its obligations under Section 7.1 and Section 7.2, in each case to the extent relating solely to the Business and the Transferred Assets and, in the case of Tax Returns, excluding any income Tax Return of Seller or any Divesting Entity, as Purchaser and its Representatives may reasonably request for purposes on consummating the transactions contemplated hereby.

(b) Subject to Section 6.2(e), during the Pre-Closing Period, Seller shall, and shall cause each of the other Divesting Entities to, afford Purchaser and its Representatives reasonable access, upon reasonable prior notice during normal business hours, to the Transferred Data, including in connection with the parties’ activities under Section 6.17; provided that (i) such access may be provided through an electronic data room or other electronic means, (ii) reasonableness of such access shall be determined by taking into account, among other considerations, the competitive positions of the parties and the necessity of such access to Transferred Data to facilitate the Data Migration or to enable Purchaser’s understanding of the Transferred Data to be in a position to use such Transferred Data to operate the Business immediately upon Closing, and (iii) such access does not unreasonably interfere or disrupt the normal operations of Seller, any of its Affiliates, or the Business.

(c) After the Closing Date, Purchaser shall, and shall cause its Affiliates to, on the one hand, and Seller shall, and shall cause the other Divesting Entities to, on the other hand, grant to the other such access to Persons (including the Financing Sources), financial records and other information in their possession related to or involved with the conduct of Business and such cooperation and assistance in each case as shall be reasonably required to enable them to complete their legal, regulatory, stock exchange and financial reporting requirements and for any other reasonable business purpose, including in respect of litigation, third-party audits and insurance matters. Purchaser and Seller shall promptly reimburse the other for such other’s reasonable out-of-pocket expenses associated with requests made by such first party under this Section 6.2(c), but no other charges shall be payable by the requesting party to the other party in connection with such requests.

(d) Purchaser acknowledges and agrees that (i) certain records may contain information relating to Seller and its Affiliates, other than the Business, and that Seller or its Affiliates may retain copies thereof and (ii) prior to making any records available to Purchaser, Seller or its Affiliates may redact any information to the extent that such information (A) does not relate to the Business or (B) constitutes Intellectual Property (other than the Transferred Intellectual Property) or Excluded Data.

(e) Nothing contained in this Section 6.2 shall obligate any of Seller or any of its Affiliates to, in Seller’s absolute and sole discretion, (i) breach any duty of confidentiality owed to any Person (whether such duty arises contractually, statutorily or otherwise), Law (including applicable antitrust Law) or any Contract with any other Person, (ii) waive any privileges, including the attorney-client privilege, (iii) share any information which constitutes trade secrets or other sensitive information, or (iv) cause significant competitive harm to Seller, its Affiliates or the Business if the transactions contemplated hereby are not consummated; provided, Seller shall use commercially reasonable efforts to find alternative ways to disclose such information, including by entering into a customary common interest agreement, joint defense agreement or clean team agreement with Purchaser. Furthermore, in the event that any of Seller or any of its Affiliates, on the one hand, and Purchaser or any of its Affiliates, on the other hand, are adverse parties in any pending or reasonably expected or threatened Proceeding, nothing contained in this Section 6.2 shall obligate any of Seller or any of its Affiliates to share any information that is reasonably pertinent thereto. Neither the auditors and independent accountants of Seller and its Affiliates nor the auditors and independent accountants of Purchaser and its Affiliates shall be obligated to make any work papers available to any Person under this Agreement, including pursuant to Section 3.4(b), unless and until such Person has signed a customary confidentiality and hold harmless agreement relating to such access to work papers in form and substance reasonably acceptable to such auditors or independent accountants. If reasonably requested by Seller, Purchaser shall, and shall cause its Affiliates (as applicable) to, enter into a customary common interest agreement or joint defense agreement with Seller or its Affiliates with respect to any information to be provided to Purchaser pursuant to this Section 6.2.

(f) Following the Closing, Seller and its Affiliates shall have the nonexclusive right to use (without any payment obligation to Purchaser or any other Person), for any reasonable business purpose (other than for purposes related to the Business, any Competing Business or in violation of Section 6.13), any know-how used, included or embodied in the Transferred Assets and retained in the unaided memories of personnel of Seller who are not Transferred Employees.

6.3 Confidentiality.

(a) Purchaser acknowledges that the information provided to it and its Affiliates and Financing Sources in connection with the Acquisition and the consummation of the other transactions contemplated by this Agreement, including pursuant to Section 6.2(a) and Section 6.2(c), is subject to the terms of the Non-Disclosure Agreement, dated as of September 9, 2025, between Purchaser and Seller Parent and the Non-Disclosure Agreement, dated as of December 14, 2025, between Purchaser and Seller Parent (collectively the “Confidentiality Agreements”). Effective upon, and only upon, the Closing, the Confidentiality Agreements shall terminate with respect to information embodied in to the Transferred Assets or Assumed Liabilities (and Seller shall thereafter treat such information as the confidential information of Purchaser in accordance with Section 6.3(c)); provided, however, that Purchaser acknowledges that any and all other information provided to it or its any of its Affiliates by Seller, any of its Affiliates or their respective Representatives concerning any of Seller or any of its Affiliates (other than information relating solely to the Transferred Assets or Assumed Liabilities) shall remain subject to the terms and conditions of the Confidentiality Agreements after the Closing.

(b) During the Pre-Closing Period, Seller agrees not to send any written communications (including electronic communications) to Employees regarding this Agreement or the transactions contemplated hereby or make any representations or issue any communications to Employees that, in each case, are inconsistent with this Agreement or the transactions contemplated hereby, including any representations regarding offers of employment from Purchaser, without Purchaser’s consent (not to be unreasonably withheld, conditioned or delayed); provided that Purchaser’s consent shall not be required in connection with any communication that is consistent in all respects with any prior communication that has been consented to in writing by Purchaser in accordance with this Section 6.3(b).

(c) Until the fifth anniversary of the Closing, Seller shall, and shall cause its Affiliates to, treat as confidential and shall safeguard any and all confidential or proprietary information, knowledge and data relating to Purchaser and its Affiliates, the Business, the Facility, the Transferred Assets, and the Assumed Liabilities (collectively, the “Purchaser Confidential Information”) by using the same degree of care, but no less than a reasonable standard of care, to prevent the unauthorized use, dissemination or disclosure of such information, knowledge and data as Seller used with respect thereto prior to the execution of this Agreement; provided, however, that (A) Seller and its Affiliates shall be entitled to disclose and use any such information, knowledge and data (i) in order to comply with applicable Law and their respective regulatory, governmental, Tax, stock exchange and financial reporting requirements, (ii) in connection with any Proceeding and (iii) in order to perform their respective obligations or exercise or enforce their respective rights and remedies under this Agreement or any Ancillary Agreement and (B) (i) with respect to any Purchaser Confidential Information that constitutes a trade secret under applicable Law, such obligations shall survive for so long as such information remains a trade secret under applicable Law and is maintained by Purchaser or its Affiliates as a trade secret and (ii) with respect to material confidential Transferred Intellectual Property, such obligations shall survive for so long as such information remains proprietary. The obligations of Seller and its Affiliates pursuant to this Section 6.3 shall not extend to any information, knowledge or data that is (x) required to be disclosed by applicable Law, (y) requested by a Governmental Entity or (z) except as a result of a disclosure by Seller or its Affiliates after the Closing in breach of this Agreement, generally available to the public.

(d) From the Closing and thereafter, Purchaser shall, and shall cause its Affiliates to, treat as confidential and shall take commercially reasonable measures designed to safeguard any and all confidential or proprietary information, knowledge and data of Third Parties included in the Transferred Data (to the extent in its possession, custody or control) by using the same degree of care, but no less than a reasonable standard of care, to prevent the unauthorized use, dissemination or disclosure of such information, knowledge and data as Purchaser uses with respect to similar third-party information, knowledge and data; provided, however, that Purchaser and its Affiliates shall be entitled to disclose and use any such third-party information, knowledge and data (i) in order to comply with applicable Law and their respective regulatory, governmental, Tax, stock exchange and financial reporting requirements, (ii) in connection with any Proceeding and (iii) in order to perform their respective obligations or exercise or enforce their respective rights and remedies under this Agreement or any Ancillary Agreement. The obligations of Purchaser and its Affiliates pursuant to this Section 6.3 shall not extend to any information, knowledge or data that is (x) required to be disclosed by applicable Law, (y) requested by a Governmental Entity or (z) except as a result of a disclosure by Purchaser or its Affiliates after the Closing in breach of this Agreement, generally available to the public. If the owner of any third-party information, knowledge and data included in Transferred Data provides a request for return or destruction to Seller or its Affiliates, upon notice by Seller, Purchaser and its Affiliates will take reasonable measures to comply with the applicable return or destruction obligations with respect to such third-party information, knowledge and data.

6.4 Efforts; Regulatory and Other Authorizations; Notices and Consents.

(a) Purchaser and Seller shall each, and shall cause their respective Affiliates to, (i) use their best efforts to as promptly as practicable obtain (x) the expiration or termination of all applicable waiting periods under the HSR Act, including, if determined to be required, the waiting period applicable to the notification and report form to be submitted by Seller Parent for the acquisition of certain shares of Purchaser Common Stock (“Seller Parent HSR Filing”), and (y) all Consents and Judgments of all Governmental Entities and officials (including competent Regulatory Authorities), in each case that may be or become necessary or advisable for its execution and delivery of, and the performance of its obligations pursuant to, the Transaction Agreements, including, if determined to be required, any Consents required by Seller Parent for the acquisition of certain shares of Purchaser Common Stock (“Seller Parent Regulatory Approvals”), (ii) cooperate with each other in promptly seeking to obtain all such Consents, Judgments, and expirations or terminations of waiting periods and (iii) respond to requests for such other information as the applicable Governmental Entity may request in connection herewith. Each party, as applicable, agrees to, and to cause its Affiliates to, file as soon as reasonably practicable, and in any event within twenty (20) Business Days of signing, any Notification and Report Forms and related material required to be filed with the United States Federal Trade Commission and the Antitrust Division of the United States Department of Justice under the HSR Act with respect to the transactions contemplated by the Transaction Agreements, and to supply as promptly as practicable to the appropriate Governmental Entities any additional information and documentary material that may be requested pursuant to the HSR Act. Each party, as applicable, agrees to, and to cause its Affiliates to, make as promptly as practicable any filings or notifications required under any Regulatory Law (A) in the jurisdictions listed on Schedule 6.4(a) or (B) otherwise jointly determined by the parties to be required for consummation of the Acquisition. Each party agrees to, and agrees to cause its Affiliates to, supply as promptly as practicable to the appropriate Governmental Entities any additional information and documentary material that may be requested pursuant to applicable Regulatory Law. Neither Seller, on the one hand, nor Purchaser, on the other hand, may (or may permit any of their respective Affiliates to), without the consent of the other, (x) cause any such filing or submission applicable to it to be withdrawn or refiled for any reason, including to provide the applicable Governmental Entity with additional time to review any of the transactions contemplated by this Agreement or the Ancillary Agreements, the Seller Parent HSR Filing, or the Seller Parent Regulatory Approvals, or (y) consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the transactions contemplated by the Transaction Agreements with any Governmental Entity, the Seller Parent HSR Filing, or the Seller Parent Regulatory Approvals. Purchaser shall pay all applicable filing fees pursuant to the HSR Act and any other Regulatory Law. Each party agrees to, and to cause its Affiliates to, supply to any other party as promptly as practicable any additional information and documentary material that may be reasonably requested by such other party for any filing or notice that is required to be made by such other party.

(b) Without limiting the generality of Purchaser’s undertaking pursuant to Section 6.4(a), Purchaser agrees to, and to cause its Affiliates to, take any and all steps necessary or advisable to (i) avoid or eliminate any impediment under any Regulatory Law that may be asserted by any Governmental Entity or any other Person, so as to enable the parties to close the transactions contemplated by the Transaction Agreements as promptly as practicable, and in any event prior to the End Date, and (ii) prevent a prohibition decision or the entry of any Judgment (or if such Judgment is so entered, to eliminate such Judgment or otherwise cause it to be satisfied or cease to be a restraint on such transactions) sought by any Governmental Entity or private Person under any Regulatory Law that would result in the failure of any condition to the obligations of the parties to consummate the transactions contemplated by the Transaction Agreements to be satisfied. Such steps may include proposing, negotiating, committing to and effecting, whether effected by consent decree, hold separate order or otherwise, (A) the sale, divestiture, license or disposition of such of its or its Affiliates respective assets, properties or businesses, (B) terminating any of its or its Affiliates existing relationships and contractual rights and obligations, (C) entering into such other arrangements, as are necessary or advisable in order to avoid the entry of, and the commencement of litigation seeking the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any Proceeding, which would otherwise have the effect of materially delaying or preventing the consummation of the transactions contemplated by the Transaction Agreements, or (D) committing to take any action which Purchaser is capable of taking, including agreements that limit Purchaser’s freedom of action with respect to, or its ability to retain, any of the Transferred Assets, any aspect of the Business or the Facility or services or assets of Purchaser or any of its Affiliates; provided that, notwithstanding anything in this Agreement to the contrary, neither Purchaser nor its Subsidiaries shall be required to take, or cause to be taken, any action in each case of clauses (A) through (D), that would reasonably be expected to have a material adverse effect on (1) the Transferred Assets or the business of the Transferred Assets, taken as a whole, or (2) Purchaser and its Subsidiaries, taken as a whole. If requested by Purchaser, Seller shall take any action or make any agreement required by any Governmental Entity under any Regulatory Law; provided that any such action or agreement is (x) exclusively related to the Transferred Assets and (y) conditioned on the consummation of the transactions contemplated by the Transaction Agreements. For the avoidance of doubt, Seller and its affiliates shall not be required to take any action or make any agreement with respect to any of its business or assets, other than the Transferred Assets. Seller shall not take any action or make any agreement required by any Governmental Entity under any Regulatory Law without the written consent of Purchaser, in its sole discretion; provided that the foregoing shall not apply to Seller Parent Regulatory Approvals, which Seller shall control pursuant to in the last sentence of Section 6.4(c). In addition, Purchaser shall, and shall cause its Affiliates to, defend through litigation on the merits any claim asserted by any Governmental Entity pursuant to Regulatory Law in order to avoid entry of, or to have vacated or terminated, any Judgment (whether temporary, preliminary or permanent) that would prevent the Closing prior to the End Date.

(c) To the extent permitted by applicable Law or the applicable Regulatory Authority, each of Purchaser, on the one hand, and Seller, on the other hand, shall promptly notify the other of any substantive communication it or any of its Affiliates receives from any Regulatory Authority relating to the matters that are the subject of this Agreement or the transactions contemplated hereby (including in connection with the Seller Parent HSR Filing and any other Seller Parent Regulatory Approvals) and permit the other to review in advance any proposed written communication by such party to any Regulatory Authority. Unless required by an Regulatory Authority, neither Purchaser, on the one hand, nor Seller, on the other hand, shall (or permit any of their respective Affiliates to) agree to participate in any communication with such Regulatory Authority in respect of any filings, investigation (including any settlement of the investigation), litigation or other inquiry concerning this Agreement or the transactions contemplated hereby unless it consults with the other in advance and, to the extent permitted by such Regulatory Authority, gives the other the opportunity to attend and participate at such communication. Purchaser, on the one hand, and Seller, on the other hand, will, and will cause their respective Affiliates to, coordinate and cooperate with each other in exchanging such information and providing such assistance as the other may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods, including under the HSR Act. Purchaser, on the one hand, and Seller, on the other hand, will promptly provide each other with copies of all substantive correspondence, filings or communications between them or any of their Representatives or Affiliates, on the one hand, and any Regulatory Authority or members of its staff, on the other hand, with respect to this Agreement and the transactions contemplated by the Transaction Agreements (including in connection with the Seller Parent HSR Filing and any other Seller Parent Regulatory Approvals); provided, however, that such materials may be redacted (x) to remove references concerning the valuation of the Business or Purchaser, (y) as necessary to comply with contractual arrangements, and (z) as necessary to address reasonable attorney-client or other privilege concerns, to the extent that such attorney-client or other privilege concerns are not governed by a common interest privilege or doctrine. Purchaser shall, on behalf of the parties, control and direct all communications and strategy in dealing with any Governmental Entity under the HSR Act or other Regulatory Law (expect as set forth below with respect to the Seller Parent Regulatory Approvals); provided, however, that Purchaser shall consider in good faith the views and comments of Seller and its outside counsel with respect to such communications and strategies. Notwithstanding anything to the contrary contained herein, but subject to Seller’s obligations pursuant to Section 6.4(a), Seller shall, on behalf of the parties, control and direct all communications and strategy in dealing with the Seller Parent Regulatory Approvals or that are otherwise to be made in the names of Seller or its Affiliates; provided, however, that Seller shall consider in good faith the views and comments of Purchaser and its outside counsel with respect to such communications and strategies.

(d) From the date of this Agreement until the condition set forth in Section 8.1(a) is met, Purchaser shall not, and shall cause its Affiliates not to, enter into any transaction (including any merger or acquisition), or any Contract to effect any transaction that would reasonably be expected to make it materially less likely to: (i) obtain the expiration or termination of all applicable waiting periods under the HSR Act, or approval under any Regulatory Law, applicable to the transactions contemplated by the Transaction Agreements (including in connection with the Seller Parent HSR Filing and any other Seller Parent Regulatory Approvals)by the End Date; (ii) avoid the entry of, or the commencement of litigation seeking the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order that would materially delay or prevent the consummation of the transactions contemplated by the Transaction Agreements (including in connection with the Seller Parent HSR Filing and any other Seller Parent Regulatory Approvals); or (iii) obtain all Consents and Judgments of Governmental Entities necessary for the consummation of the transactions contemplated by the Transaction Agreements (including in connection with the Seller Parent HSR Filing and any other Seller Parent Regulatory Approvals).

(e) From the date of this Agreement until the condition set forth in Section 8.1(a) is met, Seller shall not, and shall cause its Affiliates not to, enter into any transaction (including any merger or acquisition), or any Contract to effect any transaction that would reasonably be expected to make it materially less likely to: (i) obtain the expiration or termination of all applicable waiting periods under the HSR Act, or approval under any Regulatory Law, applicable to the transactions contemplated by the Transaction Agreements (including in connection with the Seller Parent HSR Filing and any other Seller Parent Regulatory Approvals) by the End Date; (ii) avoid the entry of, or the commencement of litigation seeking the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order that would materially delay or prevent the consummation of the transactions contemplated by the Transaction

Agreements (including in connection with the Seller Parent HSR Filing and any other Seller Parent Regulatory Approvals); or (iii) obtain all Consents and Judgments of Governmental Entities necessary for the consummation of the transactions contemplated by the Transaction Agreements (including in connection with the Seller Parent HSR Filing and any other Seller Parent Regulatory Approvals).

6.5 Services from Affiliates. Purchaser acknowledges that the Business currently receives or benefits from certain administrative and corporate services and benefits provided by Seller or its Affiliates, including in connection with the operation of the Facility. Other than as may be provided pursuant to the terms of the Transition Services Agreement, Purchaser further acknowledges that all such services and benefits shall cease, and any agreement in respect thereof shall terminate with respect to the Business and the operation of the Facility as of the Closing Date, and thereafter, Seller’s and its Affiliates’ sole obligation with respect to the provision of any services with respect to the Business and the operation of the Facility shall be as set forth in the Transition Services Agreement.

6.6 Publicity. Other than the press release to be agreed by Purchaser and Seller to be issued following the execution of this Agreement or as expressly permitted by this Section 6.6, neither of Purchaser, on the one hand, nor any of Seller, on the other hand, will issue or permit any of their respective Affiliates to issue any press release, website posting or other public announcement with respect to this Agreement or the transactions contemplated hereby without the prior consent of the other party, except as may be required by Law or stock exchange rules or regulations (in which case whichever of Purchaser or its Affiliates or Seller or its Affiliates, as applicable, is required to make the release or statement shall be required to consult with the other party (whether or not such other party is named in such release or statement), a reasonable time prior to its release to allow the other party to comment on such release or statement in advance of such issuance and, after such release or statement, shall provide the other party with a copy thereof (or summary thereof in the case of oral statements)); provided, however, that Purchaser, on the one hand, and Seller, on the other hand, may, subject to the terms and conditions of this Agreement (including Section 6.3 and Section 6.4) (x) communicate with Governmental Entities and with customers, suppliers, distributors or Persons engaged in the operation of the Facility regarding this Agreement, the Ancillary Agreements and the transactions contemplated hereby or thereby, including in order to obtain Consents of or from any such Person in accordance with the terms of this Agreement as necessary to effect the consummation of the transactions contemplated hereby or by the Ancillary Agreements and (y) make public announcements and engage in public communications regarding this Agreement, the Ancillary Agreements and the transactions contemplated hereby or by the Ancillary Agreements, in the case of the preceding clause (y), to the extent such announcements or communications that are consistent with the parties’ prior public disclosures made in accordance with this Section 6.6. If Purchaser or any of its Affiliates, based on the advice of its counsel, determines that this Agreement, or any of the other Ancillary Agreements, must be publicly filed with a Governmental Entity, then Purchaser, prior to making any such filing, shall provide Seller and its counsel with a redacted version of this Agreement (and any other Ancillary Agreement) which it intends to file, and will give consideration to any comments provided by Seller and its counsel in good faith and use commercially reasonable efforts to ensure the confidential treatment by such Governmental Entity of those sections specified by Seller and its counsel for redaction and confidentiality. Notwithstanding any other provision of this Agreement, the requirements of this Section 6.6 shall not apply to any disclosure by Purchaser, Seller or any of their respective

Affiliates of any information concerning this Agreement or the transactions contemplated hereby in connection with any dispute between the parties, or any of their respective Affiliates, regarding this Agreement, the Ancillary Agreements, or the transactions contemplated hereby or thereby. The Parties agree that the Purchaser Confidential Information shall belong to Purchaser following the Closing and following the Closing, Purchaser and its Affiliates may, in its sole discretion, issue any press release, website posting or other public announcement with respect to such Purchaser Confidential Information.

6.7 Further Action. On the terms and subject to the conditions of this Agreement (including Section 6.4), each party shall use their respective commercially reasonable efforts to take or cause to be taken in an expeditious manner all actions and to do or cause to be done all things necessary or appropriate to satisfy the conditions to the Closing, to consummate the transactions contemplated hereby and to comply promptly with all legal requirements that may be imposed on it or any of its Affiliates with respect to the Closing. In addition to the foregoing, Purchaser agrees, subject to any overriding obligations of confidentiality, to provide such evidence as to financial capability, resources and creditworthiness as may be reasonably requested by any Third Party whose Consent is sought hereunder. Subject to appropriate confidentiality protections, each of the parties hereto will cooperate with and furnish to the other party such necessary information and reasonable assistance as such other party may reasonably request in connection with the foregoing. Notwithstanding the foregoing or any other provision of this Agreement, neither Seller nor its Affiliates shall be required to (a) pay or commit to pay any amount to (or incur any obligation in favor of), (b) refinance any indebtedness, (c) agree to any modification, amendment or concession to any counterparty or (d) initiate any proceeding against, in each case, any Person from whom any Consent may be required to consummate the Acquisition and the other transaction contemplated hereby, including the transfer of the Transferred Assets.

6.8 Insurance. The coverage under all insurance policies related to the Business and the Facility and arranged or maintained by any of Seller or any of its Affiliates is only for the benefit of Seller and such Affiliates, and not after the Closing for the benefit of Purchaser or its Affiliates. As of the Closing Date, Purchaser agrees (a) to use its reasonable best efforts to arrange for its own insurance policies with respect to the Business and the Facility covering all periods and (b) not to seek (and to cause its Affiliates not to seek), through any means, to benefit from any of Seller’s or its Affiliates’ insurance policies which may provide coverage for claims relating in any way to the Business or the Facility; provided that, if such insurance policies provide coverage for claims that occurred prior to the Closing Date and the underlying claim (aggregated with other claims, whether related or unrelated) exceeds any applicable deductibles or retention amounts, Seller or its Affiliates shall use their respective reasonable best efforts to seek coverage for such claims under such insurance policies; provided, further, that Purchaser delivers to Seller such information as may be reasonably requested to seek such coverage.

6.9 Bulk Sales Law. Purchaser hereby waives compliance by the Divesting Entities with the provisions of all applicable so called “bulk sales” or “bulk transfer” laws in connection with the transactions contemplated by this Agreement. For clarity, nothing in this provision excludes the Seller or Divesting Entities’ compliance with their respective obligations, as applicable, under 28 C.F.R. Part 202.

6.10 Wrong Pockets.

(a) During the Pre-Closing Period, Seller and the Divesting Entities shall in good faith determine if there are any Transferred Assets and any Transferred Employees, held, employed or engaged by any Affiliate of the Divesting Entities (other than Seller and the other Divesting Entities) that would constitute Seller Wrong Pocket Assets if held, employed or engaged by such Affiliate following Closing, and upon becoming aware of such Transferred Asset or Transferred Employee, shall cause such Transferred Asset or Transferred Employee to be transferred, terminated (and rehired by the applicable Divesting Entity), or assigned from such Affiliate to the applicable Divesting Entity prior to Closing.

(b) Until the date that is six months following the Closing, if either Purchaser or Seller becomes aware that any of the Transferred Assets have not been transferred to Purchaser or that any of the Excluded Assets have been transferred to Purchaser (each, a “Wrong Pocket Asset”), it shall promptly notify the other and the parties hereto shall, as soon as reasonably practicable thereafter, ensure that such property is transferred, at the expense of the recipient of the Wrong Pocket Asset and with any necessary prior consent as required with respect to such Wrong Pocket Assets, as applicable, to (i) Purchaser, in the case of any Transferred Assets that were not transferred to Purchaser at or in connection with the Closing, or (ii) the applicable Divesting Entity, in the case of any Excluded Assets that were transferred to Purchaser at the Closing.

(c) If, on or after the Closing Date, either party hereto shall receive any payments or other funds due to the other party pursuant to the terms of this Agreement or any Ancillary Agreement, then the party receiving such funds shall, within 30 days after receipt of such funds, forward such funds to the proper party without a right of offset or withholding regarding such payments. If, on or after the Closing Date, either party hereto shall receive any invoice from a Third Party with respect to any accounts payable of the other party, then the party receiving such invoice shall, within 10 Business Days after receipt of such invoice, provide such invoice to the proper party.

6.11 Litigation Support.

(a) Subject to Section 6.3 and except as set forth in any Ancillary Agreement, from and after the Closing Date until the seventh anniversary of the Closing Date, Purchaser and Seller shall reasonably cooperate with each other in the defense or prosecution of any Proceeding, examination or audit instituted prior to the Closing or that may be instituted thereafter against or by either party hereto or its Affiliates relating to or arising out of the operation the Business or of the Facility prior to or after the Closing (other than any Proceeding between Purchaser and Seller or their respective Affiliates arising out of the transactions contemplated hereby or by the Ancillary Agreements), including (i) reasonable support in responding to any claims relating to services and products manufactured, provided or sold with respect to the Business, and (ii) any claims or other requests for refunds, adjustments, allowances, repairs, exchanges, returns and warranties, product liability, merchantability and other liabilities, and including by providing contractual provisions and other information reasonably required to assess the scope and merits of such claims referenced in clause (i). In the case of Seller’s obligations to Purchaser, the foregoing shall include support of any Proceedings related to the Transferred Patents.

(b) In connection with the matters set forth in Section 6.11(a), and except as set forth in any Ancillary Agreement, from and after the Closing Date until the seventh anniversary of the Closing Date, each of Seller and Purchaser shall make available to the other party and its Representatives during normal business hours and upon reasonable prior written notice, but without unreasonably disrupting its business, all books, records and other assets to the extent relating to the Transferred Assets, the Assumed Liabilities or the Retained Liabilities held by it or its Affiliates and reasonably necessary to permit the defense or investigation of any such Proceeding, examination or audit (other than any Proceeding between Purchaser and Seller or their respective Affiliates arising out of the transactions contemplated hereby or by the Ancillary Agreements, with respect to which applicable rules of discovery shall apply).

(c) Notwithstanding the foregoing, each party shall promptly notify the other of its receipt of any notice of a Proceeding, examination or audit relating to or arising out of the operation of the Business or of the Facility.

(d) Nothing contained in this Section 6.11 shall obligate any party or any of its Affiliates to, in its reasonable discretion, (i) breach any duty of confidentiality owed to any Person (whether such duty arises contractually, statutorily or otherwise), Law (including applicable antitrust Law) or any Contract with any other Person, (ii) waive any privileges, including the attorney-client privilege, or (iii) cause significant competitive harm to such party or its Affiliates.

6.12 R&W Policy Terms. The R&W Policy shall provide that (a) the R&W Insurer shall irrevocably and unconditionally waive and release and shall not pursue any and all rights of subrogation, indemnification or contribution or right acquired by assignment against any Divesting Entity, any Affiliates of any Divesting Entity or any of the foregoing’s respective Representatives (collectively, the “Seller Parties”) in connection with this Agreement, the Ancillary Agreements or the transactions contemplated hereby (except in the case of Fraud, but only against the party that committed the Fraud with the R&W Insurer having the burden of proof) and (b) Purchaser is not obligated to bring any claim against Seller or any of its Affiliates prior to bringing a claim under the R&W Policy. Purchaser shall not and shall cause its Affiliates not to, amend, modify or otherwise change, terminate or waive any provision of the R&W Policy (i) with respect to the waiver of subrogation set forth therein or (ii) in any manner that would reasonably be expected to increase or expand the ability or rights of the R&W Insurer thereunder to bring an action against, or otherwise seek recourse from, Seller or any of its Affiliates. The Seller Parties shall be direct Third Party beneficiaries of the waiver of subrogation sections in the R&W Policy. Purchaser is solely responsible for any and all costs, expenses or other payments related to the R&W Policy and, prior to the Closing, Purchaser shall pay, or cause to be paid, all costs and expenses related to the R&W Policy, including the total premium, underwriting costs, brokerage commissions and Taxes related to such policy and all other fees and expenses associated with such policy.

6.13 Non-Competition.

(a) From the Closing Date until the date that is 30 months following the Closing Date, Seller shall not, and shall cause its Affiliates not to, either alone or in conjunction with any other Person, directly or indirectly, engage or participate in the Competing Business, or have an equity interest in any other Person that, directly or indirectly, engages in the Competing Business in the Restricted Territory; provided, that nothing in this Agreement shall restrict Seller or its Affiliates from:

(i) (A) making an investment in any entity that is publicly traded on a stock exchange and in which Seller and its Affiliates collectively own 3% or less of the outstanding equity securities; (B) making an investment in any entity that is privately held and in which Seller and its Affiliates collectively own 9% or less of the outstanding equity securities; or (C) making a passive investment through a fund or similar blind-pool investment vehicle (other than a fund or investment controlled by Seller or such Affiliate, as applicable) by Seller or such Affiliates; provided that with respect to the foregoing clauses (A) through (C), so long as Seller and its Affiliates, as applicable, do not have the power to direct or cause the direction of the actions, decision-making ability, management or policies of such entity;

(ii) acquiring or combining with (whether through a merger, acquisition or other business combination) any Person or business engaged in the Competing Business, and continuing the operation of such Person or business, if such Business generated less than 9% of such Person’s or such business’s aggregate consolidated revenue in the last completed fiscal year prior to such acquisition or combination and, from the Closing Date until the date that is 30 months following the Closing Date, generates no more than 9% of such Person’s or such business’s aggregate consolidated annual revenue after such acquisition or combination;

(iii) entering into any joint venture or other strategic alliance or similar arrangement with any Person, so long as the operation of the joint venture or other strategic alliance or similar arrangement does not violate this Section 6.13(a);

(iv) operating any of their businesses other than a Competing Business in violation of this Section 6.13(a);

(v) continuing any Third Party joint venture, strategic alliance, manufacturing partnership, joint agreement or similar arrangement so long as (A) Seller and its Affiliates are not selling any Transferred Products in connection with any such joint venture, strategic alliance, manufacturing partnership, joint agreement or similar arrangement and (B) such Third Party joint venture, strategic alliance, manufacturing partnership, joint agreement or similar arrangement does not violate this Section 6.13(a);

(vi) engaging with any customers, distributors or manufacturers in any capacity (including with respect to sales, distribution arrangements and manufacturing arrangements) so long as (A) Seller and its Affiliates are not selling any Transferred Products to such Person (other than as provided by the Transition Services Agreement), and (B) such Person is not selling, distributing or manufacturing any Transferred Products on behalf of Seller and its Affiliates (other than as provided by the Transition Services Agreement); or

(vii) engaging in the Permitted Activity solely for the purposes set forth on Schedule 1.1(g).

(b) Each party hereto agrees that any breach of the provisions of this Section 6.14 may cause damage to Purchaser and its Affiliates. In the event of any violation of this Section 6.14, Seller agrees that Purchaser will be entitled to seek an injunction or injunctions, specific performance or other equitable relief in accordance with Section 12.13, as well as any other right or remedy permitted by applicable Law. The covenants set forth in Section 6.13(a) shall be construed as a series of separate covenants, one for each country, province, state, city or other political subdivision of the world. If, in any judicial proceeding, a court refuses to enforce any of such separate covenants (or any part thereof), then such unenforceable covenant (or such part) shall be eliminated from this Agreement to the extent necessary to permit the remaining separate covenants (or portions thereof) to be enforced. To the extent that the provisions of Section 6.13(a) hereof are deemed to exceed the time, geographic or scope limitations permitted by applicable Law, then such provisions shall be reformed to the maximum time, geographic or scope limitations, as the case may be, permitted by applicable Law.

6.14 Notification of Certain Events. During the Pre-Closing Period, each party shall promptly notify the other party of, and furnish such other party with any information it may reasonably request with respect to, the occurrence of any event or condition or the existence of any fact that may reasonably be expected to cause, in the case Purchaser is such notified party, any of the conditions to the obligations of Purchaser to consummate the transactions set forth in Sections 8.1 or 8.2 or, in the case Seller is such notified party, any of the conditions to the obligations of Seller to consummate the transactions set forth in Sections 8.1 or 8.3, not to be satisfied. A party’s satisfaction of its obligations in the foregoing sentence shall not relieve such party of any of its other obligations under this Agreement; provided that no such notification will (a) modify or affect the representations, warranties, covenants or agreements of such party, (b) operate as a waiver with respect to the conditions to the obligations of the other parties contained under Article VIII of this Agreement, as applicable, (c) limit or otherwise affect the remedies available under this Agreement (but subject to the limitations contained therein) to a party receiving such notification, or (d) be deemed to amend or supplement the Seller Disclosure Schedule.

6.15 Retained Names and Marks.

(a) Purchaser hereby acknowledges that Seller or its Affiliates owns all right, title and interest in and to the company names, trade names, logos, trademarks, service marks and other Trademarks of Seller and its Affiliates (excluding the Trademarks included in the Transferred Intellectual Property) that are set forth on Schedule 6.15, together with all variations, translations, transliterations and acronyms thereof and all company names, trade names, Trademarks, Internet domain names, social media identifiers, handles and tags, and any other identifiers of source or goodwill containing, incorporating, based on or associated with any of the foregoing (collectively, the “Retained Names and Marks”), and that, except as expressly provided in Section 6.15(b), Section 6.15(c), Section 6.15(d), Section 6.15(f), or Section 6.15(g), and any and all right of the Business to use the Retained Names and Marks shall terminate as of the Closing and shall immediately revert to Seller or its Affiliates, along with any and all goodwill associated therewith. Purchaser further acknowledges that it (and its Affiliates) has no rights or interests, and that it and its affiliates are not acquiring any rights or interests, directly or indirectly, to use the Retained Names and Marks, except as expressly provided in Section 6.15(b), Section 6.15(c), Section 6.15(d), Section 6.15(f), or Section 6.15(g).

(b) During the Transition Period, Purchaser and its Affiliates shall be entitled to use (and Seller hereby grants, on behalf of itself and its Affiliates, to Purchaser and its Affiliates a limited, royalty-free, non-exclusive, non-transferable (except as permitted in Section 12.1) license to use, without the right to sublicense (except to service providers in connection with their performance of services to Purchaser or its Affiliates), the Retained Names and Marks used therein or thereon) any product labeling, product packaging, datasheets, signs, invoices, marketing and promotional materials and any other documents and materials bearing the Retained Names and Marks in existence and used by Seller or its Affiliates in the Business as of the Closing and included in the Transferred Assets (collectively, the “Existing Stock”), solely in connection with the operation of the Business and solely with such Existing Stock and solely as such Existing Stock was used by Seller and its Affiliates in the Business as operated immediately prior to the Closing; provided that Purchaser shall use its commercially reasonable efforts to discontinue all uses of the Retained Names and Marks on Existing Stock, or to use, instead, content, documents and materials that do not contain the Retained Names and Marks, as promptly as practicable following the Closing.

(c) During the Transition Period, Purchaser and its Affiliates shall be entitled to use (and Seller hereby grants, on behalf of itself and its Affiliates, to Purchaser and its Affiliates a limited, royalty-free, non-exclusive, non-transferable (except as permitted in Section 12.1) license to use, without the right to sublicense (except to service providers in connection with their performance of services to Purchaser or its Affiliates), the Retained Names and Marks used therein or thereon) any Transferred Product (including any work in progress and other unfinished goods that become finished inventory) bearing the Retained Names and Marks provided by Seller pursuant to the Transition Services Agreement (collectively, the “TSA Products”) and Transferred Inventory bearing the Retained Names and Marks, solely in connection with the operation of the Business and solely with such Transferred Inventory or TSA Product and solely as such Transferred Inventory or TSA Product was used by Seller and its Affiliates in the Business as operated immediately prior to the Closing.

(d) During the Transition Period, Purchaser and its Affiliates shall be entitled to use (and Seller hereby grants, on behalf of itself and its Affiliates, to Purchaser and its Affiliates a limited, royalty-free, non-exclusive, non-transferable (except as permitted in Section 12.1) license to use, without the right to sublicense (except to service providers in connection with their performance of services to Purchaser or its Affiliates), the Retained Names and Marks used therein or thereon) any Marked Evaluation Boards, solely in connection with the operation of the Business and solely with such Marked Evaluation Board and solely as such Marked Evaluation Board was used by Seller and its Affiliates in the Business as operated immediately prior to the Closing; provided that during the six (6) months following the Closing Date, Purchaser shall use its commercially reasonable best efforts to produce the Marked Evaluation Boards in the same manner (in terms of quantity and quality) as Seller and its Affiliates produced the Marked Evaluation Boards in the Business immediately prior to Closing and Purchaser shall discontinue all production of Marked Evaluation Boards within six (6) months following the Closing Date.

(e) Except as set forth in Section 6.15(g), following the Transition Period, Purchaser shall have no further right to use the Retained Names and Marks on the Existing Stock, Marked Evaluation Boards, Transferred Inventory, or the TSA Products, and shall, at its cost and expense, cease and completely discontinue all use of the Retained Names and Marks on the Existing Stock, Marked Evaluation Boards, Transferred Inventory, and the TSA Products, and shall refrain from marketing, selling or otherwise disseminating or disposing of any Existing Stock, Marked Evaluation Boards, Transferred Inventory, or TSA Products bearing any of the Retained

Names and Marks unless the Retained Names and Marks are first removed, struck over, covered, or otherwise obliterated by Purchaser at its sole cost and expense. Purchaser shall, at its sole cost and expense and within 60 days after the Transition Period, destroy all Existing Stock using or bearing the Retained Names and Marks where the Retained Names and Marks have not otherwise been removed, struck over, covered, or otherwise obliterated.

(f) Except as expressly provided in Section 6.15(b), Section 6.15(c), Section 6.15(d), and Section 6.15(g), no other right to use the Retained Names and Marks or any other Trademark of Seller or its Affiliates is granted by Seller or its Affiliates to Purchaser or its Affiliates, whether by implication or otherwise, and nothing hereunder permits Purchaser or its Affiliates to use the Retained Names and Marks in any manner, other than in connection with the Existing Stock, Marked Evaluation Boards, Transferred Inventory, or TSA Products as set forth in this Section 6.15 or to make truthful or factual statements identifying the history of the Business and Transferred Products after the Transition Period. Purchaser shall not, and shall cause its Affiliates not to, (i) intentionally use the Retained Names and Marks in any manner that damages, disparages, demeans, impairs, defames or tarnishes the reputation of Seller or its Affiliates or the goodwill associated with the Retained Names and Marks or would reasonably be expected to damage, disparage, demean, impair, defame or tarnish the reputation of Seller or its Affiliates or the goodwill associated with the Retained Names and Marks, (ii) use in its business any Trademark (or any domain name or any social media handle, tag or identifier containing a term) that is confusingly similar to or a colorable imitation of, misleading or deceptive with respect to, or that dilutes, any of the Retained Names and Marks, (iii) intentionally take any action that endangers or destroys or would reasonably be expected to endanger or destroy, in any material respect, any of the Retained Names and Marks or the value of the goodwill associated with the Retained Names and Marks, (iv) challenge Seller’s (or any of its Affiliates’) rights, title or interest in and to the Retained Names and Marks or in any registration or registration application therefor in any country/jurisdiction worldwide, including any challenge to the validity or enforceability of the Retained Names and Marks in any court or before any governmental authority, (v) represent to any Third Party that it has, in any jurisdiction, any ownership rights in or to the Retained Names and Marks or in any registration or registration application therefor or any other rights in the Retained Names and Marks (other than the specific license rights conferred in Section 6.15(b), Section 6.15(c), Section 6.15(d), and Section 6.15(g)), (vi) register or attempt to register any of the Retained Names and Marks or any confusingly similar Trademark (including any acronym, variant, translation or transliteration thereof or any colorable imitation thereof) in its own name or in the name of any Third Party in any jurisdiction or (vii) register or use any domain name or social media tag, handle or identifier consisting of or incorporating the Retained Names and Marks (including any acronym, variant, translation or transliteration thereof or any colorable imitation thereof) in its own name or in the name of any Third Party.

(g) Mask Trademarks.

(i) Seller hereby grants, on behalf of itself and its Affiliates, to Purchaser and its Affiliates a limited, perpetual (subject to Section 6.15(g)(iv)), royalty-free, non-exclusive, non-transferable (except as permitted in Section 12.1) license, without the right to sublicense (except to service providers in connection with their performance of services to Purchaser or its Affiliates), to use the Mask Names and Marks solely: (A) on the Marked Masks; and (B) on the Transferred Products manufactured using such Marked Masks (“Marked Products”), in the case of (A) and (B), as Seller used the Mask Names and Marks on the Marked Masks and the Marked Products immediately before the Closing Date. For clarity, this license does not include use of the Mask Names and Marks on any Marked Product packaging.

(ii) Purchaser shall ensure that, for purposes of quality control and otherwise, each Marked Product offered, sold, distributed, or provided by Purchaser or any of its Affiliates is at least as good as the quality of the Marked Product offered, sold, distributed, or provided by Seller immediately before the Closing Date and does not include any damage, defect, or quality impairment known or suspected by Purchaser. Purchaser shall not alter, modify, obscure, or change any Mask Names and Marks; provided that Purchaser may wholly remove Mask Names and Marks (without retaining any part).

(iii) Upon Seller’s written request which shall include a detailed explanation of the specific circumstances giving rise to Seller’s reasonable belief that Marked Products were sold, distributed, or provided in violation of Section 6.15(g)(ii), Purchaser shall permit Seller to conduct a mutually agreed (such agreement not to be unreasonably withheld, conditioned, or delayed) inspection of the Marked Products, upon no less than thirty (30) days’ advance notice. Such inspection shall be limited to confirming compliance with Section 6.15(g)(ii) and shall be conducted during normal business hours in a manner that minimizes disruption to Purchaser’s operations.

(iv) If Purchaser fails to abide by the provisions set forth above, the license granted in Section 6.15(g)(i) shall be suspended during the period of such noncompliance (following notice of such noncompliance by Seller) and until Purchaser cures or remedies any such noncompliance.

(v) Purchaser agrees that any and all goodwill, rights, or interests that accrue or may be acquired by the use of any Mask Names and Marks shall inure to the sole benefit of Seller. Purchaser hereby irrevocably assign any and all goodwill, rights, or interests to Seller.

6.16 Equipment and Inventory Transfer.

(a) Title and risk of loss with respect to the Transferred Equipment and the Transferred Inventory shall transfer from Seller and the Divesting Entities to Purchaser at the Closing. Delivery of the Transferred Equipment and the Transferred Inventory will be as specified in the Transition Services Agreement.

(b) Prior to the Closing, Seller shall deliver to Purchaser a schedule (the “Shared Equipment Schedule”) describing all machinery and equipment owned by Seller and its Affiliates that is material to the design, development, production, manufacture, testing and quality assurance processes of the Transferred Products, other than (i) Transferred Equipment or (ii) the Retained Equipment described in Section 2.2(g)(i) and (ii).

6.17 Data Migration. During the Pre-Closing Period, Seller shall, and shall cause each of the other Divesting Entities to, use commercially reasonable efforts to take any and all preparatory steps to coordinate with Purchaser such that the Data Migration may be completed in accordance with the Data Migration Exhibit.

6.18 Financing Obligation.

(a) Purchaser shall use its reasonable best efforts to do (or cause to be done) all things reasonably necessary or advisable to arrange and obtain the proceeds of the Debt Financing on a timely basis and on the terms and conditions in the Debt Financing Commitment in an amount sufficient, taken together with Other Available Funds, to satisfy the Required Amount, including:

(i) complying with its obligations under the applicable Debt Financing Commitments;

(ii) satisfying on a timely basis (or obtaining the waiver of) all conditions applicable to Purchaser contained in the applicable Debt Financing Commitments (or any definitive agreements related thereto) (provided that the Purchaser shall not be required to pursue such enforcement through litigation) within its control;

(iii) enforcing all of its rights under the applicable Debt Financing Commitments (or any definitive agreements related thereto) (provided that Purchaser shall not be required to pursue such enforcement through litigation) and consummating the applicable Debt Financing at or prior to the Closing;

(iv) keeping Seller informed on a current basis and in reasonable detail of the status of its efforts to arrange the Debt Financing (including, upon reasonable request, providing Seller with copies of all definitive agreements and other documents related to the Debt Financing and of material developments concerning the timing of the closing of the Debt Financing);

(v) except as otherwise permitted by this Agreement, maintaining in full force and effect the Debt Financing Commitments in accordance with the terms thereof and not cancelling any commitments thereunder; and

(vi) negotiating, executing and delivering definitive agreements with respect to the Debt Financing on the terms and conditions contained in the Debt Financing Commitments or, if available, on other terms and conditions that are acceptable to Purchaser, including under a Permanent Financing (as defined in the Debt Financing Commitments) in lieu of all or a portion of the Debt Financing contemplated under the Debt Financing Commitments; provided that such other terms and conditions (including any such terms and conditions under a Permanent Financing) would not and would not reasonably be expected to (A) reduce the aggregate amount of net proceeds of the Debt Financing (including by increasing the amount of fees to be paid or original issue discount), taken together with any Other Available Funds, below the amount required to satisfy the Required Amount or (B) add, expand or otherwise modify the conditions precedent or contingencies to the funding on the Closing Date.

(b) Purchaser shall, promptly following the written request of Seller, keep Seller reasonably informed with respect to all activity and developments concerning the Debt Financing and any Permanent Financing, including advising and updating Seller, in a reasonable level of detail, with respect to status, proposed closing date of the Debt Financing and/or Permanent Financing.

(c) Purchaser shall, as promptly as practical, give Seller written notice of:

(i) the entry into any definitive agreements for any Debt Financing and/or Permanent Financing and any other material and definitive agreements related to the Debt Financing and/or Permanent Financing;

(ii) upon having knowledge of any violation, breach or default (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any violation, breach or default) by any party to any of the Debt Financing Commitments (or any definitive agreements related thereto) and/or Permanent Financing;

(iii) any receipt by Purchaser or any of its Affiliates of written notice or other written communication from any Financing Source or other Person with respect to any actual or potential breach, default, termination or repudiation of the Debt Commitment Letter (or any definitive agreements related thereto) or any provision of the Debt Commitment Letter (or any definitive agreements related thereto) and/or Permanent Financing;

(iv) any termination (or alleged or purported termination) of the Debt Commitment Letter and/or Permanent Financing; and

(v) the occurrence of an event or development that would reasonably be expected to adversely impact the ability of Purchaser to obtain the Debt Financing and/or Permanent Financing an amount sufficient to pay the Required Amount on the terms, in the manner or from the sources contemplated by the Debt Commitment Letter (or any definitive agreements related thereto), as the case may be.

(d) Purchaser shall not, without the prior written consent of Seller:

(i) amend, modify, supplement or waive any of the conditions or contingencies to funding contained in the Debt Financing Commitments and/or Permanent Financing (or, in either case, any definitive agreements related thereto) or any other provision of, or remedies under, the Debt Financing Commitments and/or Permanent Financing (or, in either case, any definitive agreements related thereto), or

(ii) replace or substitute all or any portion of the Debt Financing Commitments (including with Permanent Financing), in each case of the foregoing clause (i) or this clause (ii), to the extent such amendment, modification, supplement, replacement or waiver would or would reasonably be expected to have the effect of (A) reducing the amount of the Debt Financing and/or Permanent Financing to an amount that would result in Purchaser having insufficient funds (taking into account Other Available Funds) to pay the Required Amount, (B) amending, modifying, restating, supplementing, waiving or replacing the conditions or contingencies to the Debt Financing and/or Permanent Financing in a manner that would or would reasonably be expected to (I) make less likely the funding of the Debt Financing and/or Permanent Financing (or satisfaction of the conditions precedent to the funding of the Debt Financing and/or Permanent Financing) on the Closing Date in an amount equal to or greater than the Required Amount or (II) adversely affect the ability of Purchaser to obtain the Debt Financing and/or Permanent Financing in an amount equal to or greater than the Required Amount, (C) materially delay or prevent the Closing or (D) materially adversely affect the ability of Purchaser to enforce its rights against the other parties to the Debt Financing Commitments and/or Permanent Financing;

provided, however, subject to compliance with the other provisions of this Section 6.18(d), Purchaser may amend, modify, restate, replace, supplement or waive any provision of the Debt Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Debt Commitment Letter as of the date hereof.

(e) Upon any replacement, amendment, supplement or other modification of, or waiver under, any Debt Commitment Letter in accordance with this Section 6.18 (including by entering into or receiving a commitment for any Permanent Financing) the terms “Debt Financing” and “Debt Commitment Letter” shall mean the Debt Financing contemplated by such Debt Commitment Letter as so replaced, amended, supplemented, modified or waived and such Debt Commitment Letter as so replaced, amended, supplemented, modified or waived, respectively. Purchaser shall promptly, but in any event within three Business Days, provide Seller with a correct and complete copy of (i) any amendment, modification, restatement, supplement or waiver to the commitment letter and any related fee letter (or similar agreements) and (ii) any commitment letter, fee letter or other agreement related to any replacement or substitute financing (including any Permanent Financing) that replaces or substitutes the Debt Financing Commitments and/or reduces the commitments thereunder as of the date hereof; provided, that with respect to any such fee letter, such fee letter may be customarily redacted solely as to the fee amounts and percentages and other sensitive economic information; provided that none of the redacted terms (x) would reasonably be expected to (A) adversely affect the conditionality, enforceability or termination provisions or reduce the aggregate principal amount of the Debt Financing below the amount necessary to fund the Required Amount or (B) adversely affect or delay the availability of the Debt Financing and (y) shall redact any pricing information in respect of the Debt Financing in respect of interest rates and/or any flex provisions related thereto.

(f) If any portion of the Debt Financing (or, to the extent applicable, any Permanent Financing that decreased commitments of the Debt Financing) otherwise becomes unavailable or Purchaser becomes aware of any event or circumstance that would reasonably be expected to make any portion of the Debt Financing (or, to the extent applicable, any Permanent Financing that decreased commitments of the Debt Financing) unavailable, Purchaser shall, as promptly as practicable:

(i) notify Seller of such event and the reasons giving rise to such event, as promptly as practicable following the occurrence of such event;

(ii) use its reasonable best efforts to arrange and obtain, as promptly as possible following the occurrence of such event, the Debt Financing or such portion of the Debt Financing (or, to the extent applicable, any Permanent Financing that decreased commitments of the Debt Financing) from the same or alternative sources, which may include one or more of a loan financing, an offering and sale of notes, or any other financing or offer and sale of other debt securities, or any combination thereof, in an amount sufficient to when added to any portion of the Debt Financing that is and will be available and any Other Available Funds, pay the Required Amount (“Alternative Debt Financing”); and

(iii) if applicable, use its reasonable best efforts to obtain a new financing commitment letter (together with its related term sheets, the “Alternative Debt Financing Commitment”) or a new definitive agreement with respect thereto that provides for financing (A) on terms no less favorable to Purchaser than the Debt Financing Commitment (taking into account the flex provisions thereof) as of the date hereof, (B) containing conditions to draw that (I) are equivalent to (or more favorable to Purchaser than) those conditions and terms contained in the Debt Financing Commitments as of the date hereof, (II) would not reasonably be expected to materially delay or prevent the Closing, and (III) do not materially adversely affect the ability of Purchaser to enforce its rights against the other parties to the Alternative Debt Financing Commitments (including all definitive documentation) relative to the ability of Purchaser to enforce its rights against the other parties to the Debt Financing Commitment as in effect on the date hereof or in the related definitive agreements or the ability to timely consummate the Transaction Agreements or the likelihood of the consummation of the Transaction Agreements, and (C) in an amount that is sufficient, when added to any portion of the Debt Financing that is and will be available and any Other Available Funds, to pay the Required Amount.

(g) Nothing contained in Section 6.18(f) shall require, and in no event shall the “reasonable best efforts” of Purchaser be deemed or construed to require, Purchaser or to seek or accept the Debt Financing or any Alternative Debt Financing on terms materially less favorable in the aggregate than the terms and conditions described in the Debt Financing Commitments as in effect on the date of this Agreement as determined in the reasonable judgment of Purchaser. In the event that there is an Alternative Debt Financing, the term “Debt Financing” as used in this Agreement shall be deemed to include any Alternative Debt Financing (and consequently the term “Debt Financing” shall include any available portion of the then-existing Debt Financing and the Alternative Debt Financing), and the term “Debt Financing Commitment” or “Debt Commitment Letter” as used in this Agreement shall be deemed to include any Alternative Debt Financing Commitment. Purchaser shall promptly provide Seller with a correct and complete copy of any commitment letter and any related fee letter or (similar agreements, customarily redacted solely as to the fee amounts and percentages and other sensitive economic information; provided that none of the redacted terms (x) would reasonably be expected to (A) adversely affect the conditionality, enforceability or termination provisions or reduce the aggregate principal amount of the Debt Financing below the amount necessary to fund the Required Amount or (B) adversely affect or delay the availability of the Debt Financing and (y) shall redact any pricing information in respect of the Debt Financing in respect of interest rates and/or any flex provisions related thereto) relating to such Alternative Debt Financing.

(h) It is understood and agreed that any reduction of commitments in respect of the Debt Financing in accordance with the provisions of the Debt Financing Commitments as in effect on the date of this Agreement as a result of Purchaser obtaining any Permanent Financing permitted hereunder and as contemplated by the Debt Commitment Letter as of the date of this Agreement shall not be deemed to constitute an unavailability of any portion of the Debt Financing for purposes of Section 6.18(f) and that a committed Permanent Financing (to the extent permitted pursuant to this Section 6.18(h) to replace the Debt Financing Commitments) may reduce (dollar-for-dollar) the Debt Financing Commitments and such reduction shall not be a breach of this Section 6.18 so long as the (i) net proceeds of such Permanent Financing are to be made available to fund the Required Amount on or prior to the Closing Date, (ii) such Permanent Financing (other than any such Permanent Financing that does not reduce the committed amount of the Debt Financing until net proceeds of such Permanent Financing are actually received by Purchaser (whether directly or in escrow for such purpose with the only conditions to release from escrow being clause 1, clause 7(ii) or clause 8 of Exhibit B to the Debt Commitment Letter as of the date hereof)) has conditions to funding that are equivalent to (or more favorable to Purchaser than) those conditions and terms contained in the Debt Commitment Letter as of the date hereof and (iii) such Permanent Financing would not reasonably be expected to materially delay the Closing.

(i) Notwithstanding anything to the contrary contained in this Agreement and in addition to the right of obtaining any Permanent Financing, Purchaser shall have the right to substitute other debt or equity financing for all or any portion of the Debt Financing contemplated by the Debt Commitment Letter from the same and/or alternative Financing Sources so long as such substitute financing complies with Section 6.18(d). In such event, the term “Debt Financing” as used in this Agreement shall be deemed to include any such substitute financing (and consequently the term “Debt Financing” shall include any available portion of the then-existing substitute financing), and the term “Debt Financing Commitment” or “Debt Commitment Letter” as used in this Agreement shall be deemed to include any commitment letter in respect of such substitute financing.

(j) Purchaser expressly acknowledges and agrees that (i) obtaining the Debt Financing is not a condition to the Closing and (ii) notwithstanding anything contained in this Agreement to the contrary, Purchaser’s obligations hereunder are not conditioned in any manner upon Purchaser obtaining the Debt Financing, or any other financing.

(k) Purchaser shall fully pay, or cause to be paid, all commitment, engagement, placement and other fees payable by it or arising pursuant to the Debt Financing (or any Alternative Debt Financing) or any Permanent Financing, as and when such fees become due, and in any event to the extent required to be paid prior to Closing in order for such financing to be available at the Closing.

6.19 Financing Cooperation.

(a) Subject in all cases to Section 6.19(b), from the date hereof until the Closing and in connection with any contemplated obtainment of Debt Financing, at Purchaser’s expense, Seller shall use reasonable best efforts to provide (and to cause each Divesting Entity and each of their respective Representatives to provide) to Purchaser, all customary cooperation reasonably requested by Purchaser to assist Purchaser and its Affiliates with respect to the arrangement of the Debt Financing or any other debt securities, loan financing or other debt or equity financing pursued by Purchaser or any of its Affiliates in lieu of all or a portion of the Debt Financing (to the extent permitted hereunder) (any such financing, “Permanent Financing”), including:

(i) reasonably assisting in the preparation for, and causing members of senior management of the Business to participate in, a reasonable number of lender or investor marketing meetings, road shows, presentations, drafting sessions, and calls and a reasonable number of other due diligence sessions with prospective lenders, underwriters, initial purchasers or other investors and sessions with ratings agencies, in each case, in connection with the Debt Financing or any Permanent Financing and with reasonable advance notice and during normal business hours;

(ii) (A) providing all information regarding Seller, the Divesting Entities and the Business required by bank regulatory authorities under applicable “know your customer”, anti-money laundering rules and regulations and the USA PATRIOT Act of 2001, in each case, at least three (3) Business Days prior to the Closing Date if requested by Purchaser in writing at least ten (10) Business Days prior to the Closing Date, (B) providing the Required Financial Information in accordance with Section 6.20 and, to the extent readily available and reasonably requested by Purchaser or the Financing Sources, any other financial information that is required to consummate the Debt Financing or any Permanent Financing, and (C) providing such other pertinent, customary and readily available information with respect to Seller and the Divesting Entities as is reasonably requested by Purchaser or the Financing Sources in connection with the due diligence of the Financing Sources or the preparation of definitive documentation for the Debt Financing or any Permanent Financing;

(iii) providing reasonable and customary assistance, including providing reasonable information and materials with respect to Seller and the Divesting Entities to Purchaser and the Financing Sources to be used in the preparation of customary lender and investor presentations, rating agency presentations, bank information memoranda and similar customary marketing material, confidential offering memoranda, prospectuses and prospectus supplements and other similar offering documents for the Debt Financing or any Permanent Financing, including customary authorization letters authorizing the distribution of information to prospective lenders or investors; provided that any such authorization letters shall contain customary language which shall exculpate Seller and the Divesting Entities with respect to any liability related to or responsibility for the contents of such information or related offering and marketing materials by the recipients thereof;

(iv) obtaining customary accounting consents, comfort letters and other similar customary items reasonably requested by Purchaser, including, if requested, the consent of the independent auditors for the Business to the inclusion of their audit reports with respect to the applicable audited annual financial statements of the Business in any registration statement of Purchaser filed with the SEC, if any, relating to any Permanent Financing and causing such independent accountants to provide customary comfort letters (including “negative assurance” comfort, if appropriate) in connection with any offering to the applicable underwriters, initial purchasers or placement agents;

(v) providing Purchaser with reasonable assistance in connection with Purchaser’s preparation of pro forma financial statements and any related management’s discussion and analysis (“MD&A”) (including any MD&A for the Required Financial Information and pro forma financial statements), in each case to the extent required for any Debt Financing or Permanent Financing that comply with the applicable rules and regulations of the SEC, including (if required for such Debt Financing or Permanent Financing) the requirements of Regulation S-X under the Securities Act (“Regulation S-X”) and Regulation S-K thereunder; and

(vi) providing Purchaser with reasonable assistance in connection with Purchaser’s preparation of any audited financial statements of the Business for the years ended December 31, 2025 and 2024 (and, if applicable, December 31, 2026) that are required to be prepared in accordance with GAAP (as defined below) for inclusion in Purchaser’s SEC filings (including any required Current Report on Form 8-K), and with Purchaser’s preparation of pro forma financial statements that comply with the rules and regulations of the SEC, including the requirements of Regulation S-X; provided that Seller shall not be required to prepare new financial statements or analyses not otherwise required by Section 6.20.

(b) Nothing in this Agreement (including this Section 6.19(b)) will require the Seller, any Divesting Entity, any Representative and/or any Affiliate of any of the foregoing (collectively, the “Selling Entities”) to provide any such cooperation or action to the extent that it would:

(i) create an obligation to provide (A) any Excluded Information, (B) financial statements not contemplated in Section 6.20 (and the Selling Entities’ obligation to deliver financial statements (including the timing thereof) shall be governed solely by Section 6.20) including, any information other than information and data derived from the Selling Entities’ historical books and records reasonably available to the Selling Entities’ and without undue burden on the Selling Entities and no Selling Entities shall be required to certify or attest to any such pro forma financial statements or other forecasted information, and/or (C) any other information, except for the Required Information, that (I) is not produced in the ordinary course of business or (II) cannot be produced or provided without unreasonable cost or expense prior to the Closing;

(ii) require the Selling Entities to pay (or agree to pay) any commitment or other similar fee or make any other payment (other than for reasonable out of pocket costs or expenses that are reimbursed by Purchaser as provided below in Section 6.19(f)), provide any indemnities or incur any liability or other obligation under the Debt Financing (or any Alternative Debt Financing) or any Permanent Financing prior to the Closing;

(iii) require the Selling Entities to pass resolutions or consents to approve, or authorize the execution of, the Debt Financing or any Permanent Financing or any definitive documentation related thereto (or any Alternative Debt Financing) prior to the Closing Date;

(iv) require the Selling Entities to enter into any contract or agreement with respect to the Debt Financing (or any Alternative Debt Financing) or any Permanent Financing (other than customary authorization letters reasonably acceptable to Seller required in connection with the Debt Financing (or any Alternative Debt Financing) and/or Permanent Financing);

(v) impose any personal liability on the officers, directors, managers, employees, advisors, accountants, consultants, auditors, agents or other Representatives of the Selling Entities;

(vi) cause any representation or warranty in this Agreement to be breached by the Selling Entities or require any waiver or amendment of the terms of this Agreement;

(vii) conflict with the organizational documents of the Selling Entities or any Law;

(viii) (A) result in the contravention of, or that could result in a violation or breach of, or a default (with or without notice, lapse of time, or both) under, any material contract to which a Selling Entity is party or by which it is bound, (B) cause any representation or warranty in this Agreement to be breached (or to not be true and current) or (C) cause any conditions to Closing set forth in Article VIII to fail to be satisfied by the End Date or otherwise result in a breach of this Agreement;

(ix) provide access to or disclose information that the Selling Entities reasonably determine would jeopardize any attorney-client or similar privilege of the Selling Entities; or

(x) require the Selling Entities to provide any legal opinion, reliance letter, solvency or other similar certificate of its chief financial officer or similar Representative.

(c) Nothing in this Section 6.19 will require any Representative of any Selling Entity or any of its Affiliates to deliver any document, or take any action that would reasonably be expected to result in any actual or potential personal liability to any Representative of any Selling Entity.

(d) Subject to Section 6.3(a), Seller agrees that:

(i) Purchaser and its Affiliates may, subject to the Confidentiality Agreements, share any confidential information with respect to Seller, its Affiliates, the Divesting Entities and the Business with any Financing Sources, and that Purchaser and their respective Affiliates and such Financing Sources may share such information with potential Financing Sources in connection with any marketing efforts with respect to the Debt Financing or any Permanent Financing or any offering documents used in Rule 144A for life offerings of debt securities; provided that the recipients of such information and any other confidential information contemplated to be provided by Seller or any of their respective Affiliates pursuant to this Section 6.19, agree to customary confidentiality arrangements, including “click through” confidentiality agreements and confidentiality provisions contained in customary bank books and offering memoranda; and

(ii) Purchaser and its Affiliates may disclose information relating to the Business, Seller and the Divesting Entities to the extent reasonably required (in the good faith judgment of Purchaser) to be included in any document or offering document used in a public offering of securities constituting Permanent Financing or to the extent required to comply with Regulation FD under the Securities Exchange Act of 1934, as amended; provided, that Seller has been given an opportunity to review and comment on such information.

(e) Purchaser shall indemnify and hold harmless Seller and its Affiliates and their respective directors, officers, employees and other Representatives from and against any and all Losses suffered or incurred by them in connection with the arrangement and completion of any Debt Financing or any replacement or substitution thereof (including any Alternative Debt Financing and/or Permanent Financing) or related transactions by Purchaser in connection with financing the Transactions and any information utilized in connection therewith except to the extent such losses result from (i) any material omission or misstatement in any historical information provided by or on behalf of a Selling Entity, (ii) the gross negligence, fraud, willful misconduct of a Selling Entity or Seller’s Willful Breach of its obligations under Section 6.18 or this Section 6.19. This Section 6.19(e) shall survive the consummation of the Closing and any termination of this Agreement, and is intended to benefit, and may be enforced by, the officers and directors of Seller and its Affiliates and their respective heirs, executors, estates and personal representatives who are each third-party beneficiaries of this Section 6.19(e).

(f) Purchaser will reimburse Seller on an as incurred basis for any reasonable and documented out-of-pocket costs or expenses incurred or otherwise payable by Seller or its Affiliates (including reasonable and documented attorneys’ fees and expenses and accountants’ fees and expenses) in connection with its cooperation or efforts pursuant to this Section 6.19.

(g) Notwithstanding anything to the contrary, the condition set forth in Section 8.2(b), as it applies to Seller’s obligations under this Section 6.19, shall be deemed satisfied unless (i) the Debt Financing has not been obtained, (ii) Seller has Willfully Breached its obligations under Section 6.19(a) and (iii) such Willful Breach is a substantial cause of the Debt Financing not being obtained.

6.20 Audited and Unaudited Financial Statements.

(a) Prior to the Closing, Seller shall deliver to Purchaser a copy of the audited carve-out combined statements of operations, balance sheets, statements of cash flows and statements of equity of the Business and associated footnotes as of and for the year ended December 31, 2024 prepared in accordance with generally accepted accounting principles in the United States (“GAAP” and such financial statements, the “2024 Audited Financial Statements”) and a copy of the audited carve-out combined statements of operations, balance sheets, statements of cash flows and statements of equity of the Business and associated footnotes as of and for the year ended December 31, 2025 prepared in accordance with GAAP (the “2025 Audited Financial Statements”), in each case, and together with an audit report, prepared in accordance with the auditing standards promulgated by the American Institute of Certified Public Accountants or such other auditing standards acceptable under the rules and regulations of the SEC, including the requirements of Regulation S-X, containing an unqualified opinion on such financial statements from the independent auditors for the Business (collectively, the “2025 and 2024 Audited Financial Statements”) (it being understood, however, that the Business has not been operating historically as a separate “standalone” entity and, therefore, the 2025 and 2024 Audited Financial Statements will reflect certain cost and other allocations made that may not be indicative of the results of operations or financial condition of the Business had it operated as a standalone business during the periods covered by the 2025 and 2024 Audited Financial Statements). Seller hereby acknowledges and agrees to use its commercially reasonable efforts to deliver to Purchaser (i) on or prior to April 1, 2026, a copy of the 2024 Audited Financial Statements and (ii) on or prior to April 30, 2026, a copy of the 2025 Audited Financial Statements.

(b) Seller shall, from the date hereof until the Closing Date, (i) use its best efforts to deliver to Purchaser promptly following the end of each fiscal quarter, but in no event later than thirty (30) days after the end of any fiscal quarter beginning with the quarter ended March 31, 2026 (other than any fourth fiscal quarter), a copy of the unaudited carve-out condensed combined statements of operations, balance sheets, statements of cash flows and statements of equity and associated footnotes of the Business as of and for such quarterly or interim year-to-date period (as applicable) prepared in accordance with GAAP, together with comparable financial statements for the corresponding quarterly or interim year-to-date period (as applicable) of the prior fiscal year (collectively, the “Subsequent Unaudited Financial Statements”). Such Subsequent Unaudited Financial Statements shall be reviewed by Seller’s independent auditors to the extent such review is expressly required by the rules and regulations of the SEC, including the requirements of Regulation S-X, and (ii) if the Closing occurs more than sixty (60) days after December 31, 2026, deliver to Purchaser no later than sixty (60) days after the end of the fiscal year ending December 31, 2026, audited carve-out combined statements of operations, balance sheets, statements of cash flows and statements of equity of the Business and associated footnotes as of and for the year ended December 31, 2026 prepared in accordance with GAAP, together with an audit report, prepared in accordance with the auditing standards promulgated by the American Institute of Certified Public Accountants or such other auditing standards acceptable under the rules and regulations of the SEC, including the requirements of Regulation S-X, containing an unqualified opinion on such financial statements from the independent auditors for the Business (the “2026 Audited Financial Statements”). The 2025 and 2024 Audited Financial Statements and the Subsequent Unaudited Financial Statements, together with the 2026 Audited Financial Statements, if and to the extent required pursuant to this Section 6.20(b), are collectively referred to as the “Required Financial Information”. Notwithstanding anything to the contrary in this Section 6.20, the Required Financial Information shall not include any Excluded Information.

(c) Seller shall provide Purchaser with reasonable assistance with Purchaser’s preparation of pro forma financial statements that comply with the rules and regulations of the SEC, including the requirements of Regulation S-X; provided that Seller shall not be required to prepare new financial statements or analyses not otherwise required by this Section 6.20.

(d) Seller shall also obtain consents of independent auditors for use of their reports in any SEC filings by Purchaser to the extent required by the rules and regulations of the SEC, including the requirements of Regulation S-X.

(e) During the Pre-Closing Period, upon the request of Seller, Purchaser shall use its commercially reasonable efforts to obtain permission from the SEC’s Division of Corporation Finance, Office of the Chief Accountant (“OCA”) for the use of “abbreviated financial statements” of the Business as described in Sections 2935.7 through 2935.12 of the SEC’s Division of Corporation Finance Financial Reporting Manual in lieu of audited carve-out combined statements of operations, balance sheets, statements of cash flows and statements of equity of the Business and associated footnotes. Seller and its Representatives shall also have the right to, but shall not be obligated to, participate in any discussions with OCA regarding such request (which shall occur only after reasonable advance notice to Seller) and to review and comment upon any written requests or materials supporting such requests to OCA. If Seller or any of its Representatives (on behalf of Seller) provides such review and comment, Purchaser shall consider such comments in good faith.

6.21 Intellectual Property Matters.

(a) Seller, on behalf of itself and its Affiliates, hereby grants to Purchaser and its Affiliates effective as of the Closing Date a worldwide, irrevocable, non-exclusive, fully paid-up, royalty-free, sublicensable, and non-transferable (except as provided in Section 12.1) license to use, copy, distribute, disclose, display and otherwise exploit in any manner the Seller Retained Unregistered IP in the Business and natural evolutions thereof.

(b) Seller, on behalf of itself and its Affiliates, hereby grants to Purchaser and its Affiliates effective as of the Closing Date a worldwide, irrevocable, non-exclusive, fully paid-up, royalty-free, non-sublicensable and non-transferable (except as provided in Section 12.1) license to internally use, copy, display and otherwise exploit the Seller Retained Restricted IP in the Business and natural evolutions thereof in compliance with all restrictions that are both: (i) provided in writing to Purchaser by Seller; and (ii) consistent with how Seller and its Affiliates internally used, copied, displayed or otherwise exploited the Seller Retained Restricted IP in connection with the operation of the Business prior to the Effective Date.

(c) At Closing, Seller, on behalf of itself and its Affiliates, shall deliver a copy of the Shared Software to Purchaser, including source code, object code, documentation, architecture diagrams, version history, bug lists, change logs, and other available materials that reflect the software’s functionality and history, if applicable. For clarity, neither Seller nor any of its Affiliates have any obligation to deliver any Seller Retained Restricted IP or other Seller Retained Unregistered IP to Purchaser, including any updates or improvements to the Shared Software following Closing, except as otherwise provided in the Transition Services Agreement or Data Migration Exhibit. In addition, neither Seller nor any of its Affiliates have any obligation to provide any support or maintenance for the Seller Retained Restricted IP or Shared Software, except as otherwise provided in the Transition Services Agreement or Data Migration Exhibit.

6.22 Securities Law Matters.

(a) The shares of Purchaser Common Stock constituting the Stock Consideration may not be offered, sold or otherwise transferred except in compliance with the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) and any other applicable securities laws, or pursuant to an exemption therefrom, and in each case in compliance with the terms of this Agreement and the Registration Rights Agreement. Seller acknowledges that, except as provided in this Agreement and the Registration Rights Agreement, such shares of Purchaser Common Stock constituting the Stock Consideration will be issued in a transaction exempt from registration under the Securities Act and therefore may not be re-offered or resold other than in conformity with the registration requirements of the Securities Act and such other applicable rules and regulations or pursuant to an exemption therefrom.

(b) The shares of Purchaser Common Stock constituting the Stock Consideration (i) constitute “restricted securities” under the Securities Act, and may not be transferred absent valid and effective registration under the Securities Act or an exemption therefrom, and any such transfer shall be subject to compliance with applicable state securities Laws and (ii) are subject to restrictions on resale as set forth in the Registration Rights Agreement, and accordingly, each book-entry position representing such shares shall be stamped or otherwise imprinted with, or have a notation to the effect of, a legend in substantially the following form (in addition to any legend required under applicable state securities laws):

“THE OFFER AND SALE OF THIS SECURITY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND THIS SECURITY SHALL NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED EXCEPT (A) PURSUANT TO A REGISTRATION STATEMENT THAT IS EFFECTIVE UNDER THE SECURITIES ACT; OR (B) PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.”

“THE SHARES REPRESENTED HEREBY ARE SUBJECT TO RESTRICTIONS ON TRANSFER PURSUANT TO AN AGREEMENT WITH THE COMPANY AND THE HOLDER HEREOF. A COPY OF THE AGREEMENT SHALL BE FURNISHED WITHOUT CHARGE BY THE COMPANY TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

(c) Seller consents to Purchaser making a notation on its records and giving instructions to any transfer agent of the Purchaser Common Stock constituting the Stock Consideration in order to implement the restrictions on transfer set forth in this Section 6.22, subject to the terms of the Registration Rights Agreement. Purchaser shall not be required (i) to transfer on its books any shares that have been sold or otherwise transferred in violation of any of the provisions of this Agreement or the requirements of the Securities Act or any applicable State securities Laws, or (ii) to treat as owner of such shares of Purchaser Common Stock, or to accord the right to vote or pay dividends, to any purchaser or other transferee to whom such shares of Purchaser Common Stock has been purportedly so transferred.

6.23 No Negotiation.

(a) Seller shall ensure that, during the Pre-Closing Period, neither Seller Parent, Seller, the Divesting Entities nor any of its Representatives or Affiliates, directly or indirectly: (i) solicit or encourage the initiation of any inquiry, proposal or offer from any Person (other than Purchaser) relating to any Acquisition Transaction; (ii) participate in any discussions or negotiations with, or provide any non public information to, any Person (other than Purchaser) in furtherance of any proposed Acquisition Transaction; (iii) cooperate in any effort or attempt to make, implement or accept a proposal from any Person (other than Purchaser) relating to any Acquisition Transaction or (iv) enter into any agreement, letter of intent or understanding relating to any Acquisition Transaction. Other than in connection with this Agreement, Seller Parent, Seller, the Divesting Entities and any Representative or Affiliate thereof shall cease any current discussions regarding any Acquisition Transaction and Seller will promptly notify Purchaser in the event that Seller Parent, Seller or the Divesting Entities receive any unsolicited indication of interest or proposal concerning an Acquisition Transaction.

(b) During the Pre-Closing Period, the Divesting Entities’ board of directors, committee or managers shall not (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Purchaser, the approval by such governing body of this Agreement or the transactions contemplated hereby, (ii) approve or recommend or propose to approve or recommend, any Acquisition Transaction or (iii) authorize Seller or the Divesting Parties to enter into any agreement with respect to any Acquisition Transaction.

6.24 Sublease. During the Pre-Closing Period, at Purchaser’s request, Seller and Purchaser shall use commercially reasonable efforts to negotiate a mutually acceptable form of sublease of the Tempe Lease prior to Closing, which would be entered into effective as of the Closing and subject to (a) receipt of any and all required consents under the Tempe Lease and (b) permits from any Governmental Entity. Purchaser shall bear the cost and expense of, and any liabilities with respect to, obtaining such consents and permits and any changes to the premises made to facilitate the sublease.

6.25 Capacity Arrangements. Seller and Purchaser hereby agree to the provisions set forth in Schedule 6.25.

6.26 No Stock Repurchases. During the Pre-Closing Period, Purchaser shall not, and shall cause its Affiliates not to, repurchase, redeem or otherwise acquire any outstanding shares of Purchaser Common Stock, or any options, warrants or other securities convertible into or exercisable for Purchaser Common Stock. Without limiting the foregoing, Purchaser shall not (i) institute or conduct any issuer tender offer, self-tender, share buy-back program or similar transaction, or (ii) enter into any agreements or arrangements to effect any such repurchase or acquisition. Notwithstanding the foregoing, the Purchaser may (A) withhold shares of Purchaser Common Stock (or accepting the surrender of shares) in connection with the exercise of Purchaser stock options or the vesting or settlement of Purchaser equity awards, in each case in order to satisfy Tax withholding obligations of the holder pursuant to established terms of an Employee Plan, or (B) repurchase unvested shares of Purchaser Common Stock from a departing employee, consultant or director pursuant to contractual rights under an existing equity incentive plan or award agreement, provided that any such actions under clauses (A) and (B) are taken in the ordinary course of business consistent with past practice.

6.27 Third Party IP. Prior to the Closing, at Purchaser’s reasonable request, Seller shall use commercially reasonable efforts to provide Purchaser a list of Third Party Intellectual Property that subsists in the designs for Transferred Products that are currently in production, but which designs are in the archived design database referenced in Section 4.7(a)(A)(3) of the Seller Disclosure Schedule.

6.28 Seller Retained Restricted IP. Prior to the Closing, Seller shall use commercially reasonable efforts to identify and provide Purchaser a list of all Seller Retained Restricted IP.

ARTICLE VII

EMPLOYMENT MATTERS

7.1 Continuing Employment.

(a) (i) Not less than 30 Business Days after the date of this Agreement (or a later mutually agreed upon date for the Malaysia TSA Employees and the US TSA Employee), Purchaser or one of its Affiliates shall offer, or cause an EOR to offer, employment with Purchaser or one of its Affiliates to each Employee listed in the Employee Schedule, commencing as of the Closing, or (ii)(A) for any such Employee who, as of the Closing, is on disability or other leave of absence, commencing on such date as the Employee’s disability or leave of absence ends, (B) for any Malaysia TSA Employee, commencing on the date of the termination of the Operations Services, or (C) for the US TSA Employee, commencing on the date of termination of the “Provision of the VDE” service described on Section 8 of Schedule A of the Transition Services Agreement, that is reasonably designed in the case of each of Section 7.1(a)(i) and (ii) to avoid statutory (if any), common law (if any) or contractual severance obligations pursuant to an Employee Benefit Plan disclosed in Section 4.13(a) of the Seller Disclosure Schedule (or any plan, program, policy, practice, agreement or arrangement under applicable Law or which is required to be maintained by applicable Law) and in a manner that otherwise complies in all respects with this Article VII and applicable Law; provided that the foregoing requirement in respect of severance shall not apply to any statutory severance which arises mandatorily under applicable Law regardless of the reason for the termination or whether a Qualifying Offer has been made to the Employee, and in respect of which Seller shall be responsible. During the Pre-Closing Period, Seller and its Affiliates shall use commercially reasonable efforts to (x) retain the Key Employees and the other Employees who receive offers of employment from Purchaser and (y) not take actions that would cause such Employees not to accept employment with Purchaser in accordance with this Section 7.1. With respect to any Employee who accepts an offer of employment from the Purchaser or its Affiliate or an EOR and will become a Transferred Employee, where customary under applicable Law, Seller and Purchaser shall, and shall cause their Affiliates or the EOR to, cooperate to, as applicable, enter into a tripartite agreement between each such Employee, Seller (or its applicable Affiliate), and Purchaser (or its applicable Affiliate or EOR), which shall include such Employee’s acceptance of new employment terms with the Purchaser with each such tripartite agreement to be prepared by the Seller, with any obligation on the Purchaser in such tripartite agreement to be approved by the Purchaser (such approval not to be unreasonably withheld, conditioned or delayed).

(b) The Employees so hired by Purchaser or one of Purchaser’s Affiliates or EOR who commence employment as of the Closing shall be referred to as “Transferred Employees.” Each Employee so hired by Purchaser or one of its Affiliates described in clause (ii) of Section 7.1(a) who commences employment following the Closing shall be referred to as a “Delayed Transferred Employee.” A Delayed Transferred Employee shall become a Transferred Employee as of the commencement of such Delayed Transferred Employee’s employment with Purchaser or one of its Affiliates. Throughout this Agreement, all references to events that take place with respect to Employees or Transferred Employees as of the Closing shall take place with respect to any Delayed Transferred Employee as of such Delayed Transferred Employee’s commencement of employment with Purchaser or one of its Affiliates or an EOR.

(c) Nothing herein shall be construed as a representation or guarantee by Purchaser or any of its Affiliates or an EOR that it will offer continuing employment to any specific Employee, other than the Key Employees as contemplated in this Agreement. Nothing herein shall be construed as a representation or guarantee by Seller or any of its Affiliates that some or all of the Employees will accept the offer of employment from Purchaser or one of Purchaser’s Affiliates or an EOR or will continue in employment with Purchaser or one of Purchaser’s Affiliates or an EOR following the Closing, and nothing herein shall limit Seller’s or its Affiliates’ rights to terminate employment of any Employees who do not accept the offer of employment from Purchaser or one of Purchaser’s Affiliates. The parties shall cooperate with respect to the process and strategy for Employee offers and retention.

7.2 Terms of Employment.

(a) During the one-year period immediately following the Closing Date or, if earlier, the date of termination of the relevant Transferred Employee (the “Continuation Period”), Purchaser shall provide or cause to be provided to each Transferred Employee (i) a base salary or hourly wage, as applicable, that is no less favorable than such Transferred Employee’s base salary or hourly wage rate, in effect immediately prior to the Closing (or, in the case of a Delayed Transferred Employee, the base salary or hourly wage, in effect immediately prior to (x) the period of leave in the case of a Delayed Transferred Employee described in clause (ii)(A) of Section 7.1(a), or (y) the date the employment transfers to the Purchaser, one of its Affiliates or an EOR in the case of a Delayed Transferred Employee described in clauses (ii)(B) or (ii)(C) of Section 7.1(a), or such higher rate as required under Law); (ii) short-term incentive compensation opportunities that, in the aggregate, are substantially comparable to those provided or generally made available to similarly situated employees of the Purchaser or its applicable Affiliate or, with respect to a Transferred Employee located in a jurisdiction where there are no similarly situated employees of the Purchaser, that are at market competitive levels; and (iii) other compensation and benefits (other than equity or equity-related incentives, retention and change in control, transaction or similar bonuses, nonqualified deferred compensation, early retirement subsidies, post-retirement or retiree medical or welfare benefits and benefits under any defined benefit pension (the “Excluded Benefits”)) that, in the aggregate, are substantially comparable to those provided or generally made available to similarly situated employees of the Purchaser or its applicable Affiliate or, with respect to Transferred Employees located in a jurisdiction where there are no similarly situated employees of the Purchaser, that are at market competitive levels (in each case, other than the Excluded Benefits).

(b) Purchaser shall, and shall cause one or more of its Affiliates and each EOR to, use commercially reasonable efforts to cause, to the extent practicable and permitted by the terms of the applicable compensation and benefits plan, each Transferred Employee to receive credit for years of service with Seller (and its Affiliates and their respective predecessors) under the compensation and benefit plans of Purchaser (other than those that provide for Excluded Benefits) for purposes of eligibility (and benefit accrual for vacation) to participate and levels of benefits (but not for vesting or benefit accrual other than vacation benefit accrual), to the extent such recognition of credit does not result in duplication of benefits; provided, that, in any case, service shall be credited to the extent required by applicable Laws. Purchaser shall, and shall cause one or more of its Affiliates to, use commercially reasonable efforts to cause to the extent practicable and permitted by the terms of the applicable compensation and benefits plan, (i) any and all pre-existing condition limitations, eligibility waiting periods and evidence of insurability requirements to be waived under Purchaser’s benefit plans for Transferred Employees to the extent such conditions and exclusions were satisfied or did not apply to such individuals under the corresponding Employee Benefit Plan prior to the Closing Date and (ii) credit to be provided to the Transferred Employees under such benefit plans of Purchaser for any co-payments and deductibles made prior to the Closing Date in a corresponding Employee Benefit Plan for purposes of satisfying any deductible requirement, out-of-pocket maximum or similar terms under any of Purchaser’s benefit plans.

(c) Solely to the extent required by applicable Law, Seller will terminate the employment of all Employees who agree to become Transferred Employees, in each case effective as of immediately prior to the Closing (or, with respect to any Delayed Transferred Employees, immediately prior to (x) the period of leave ending in the case of a Delayed Transferred Employee described in clause (ii)(A) of Section 7.1(a), or the date the employment transfers to the Purchaser, or one of its Affiliates or an EOR in the case of a Delayed Transferred Employee described in clauses (ii)(B) or (ii)(C) of Section 7.1(a), effective as of the end of such individuals’ leave of absence). On or prior to the Closing, or later solely to the extent required by applicable Law or Contract, Seller will, or will cause its applicable Affiliate to, (i) pay in full to the Transferred Employees any and all compensation and benefits, including base salary, wages, 2025 bonuses, retention bonuses, commissions, vacation and paid-time-off (except, in the case of Tax-qualified employee benefits, to the extent vested and payable in a subsequent year in accordance with the terms of the applicable plan), in each case, that have been earned, or vested, as applicable, through the Closing (or, if otherwise, such date of termination), and make all corresponding Tax payments and remittances related thereto, (ii) pay to each Transferred Employee an amount equal to such Transferred Employee’s target opportunity for any performance period under any bonus, commission, or other short-term cash incentive compensation plan or arrangement that has not ended as of the Closing, which amount shall be prorated based on the number of days in such performance period that had elapsed as of the Closing Date, and make all corresponding Tax payments and remittances related thereto, and (iii) fulfill all notice, bargaining, consent, or consultation obligations required by applicable Law and Contracts applicable to such Transferred Employees in connection with the transactions contemplated by this Agreement, including any collective bargaining or other agreement with a labor organization or with any Governmental Entity.

(d) With respect to each Employee who does not receive a Qualifying Offer from Purchaser and each Transferred Employee, in the event such Employee’s employment is terminated by the Seller or one of its Affiliates on or within six (6) months following the Closing (or, with respect to any Delayed Transferred Employees, on or within six (6) months of (i) the date their leave ends in the case of a Delayed Transferred Employee described in clause (ii)(A) of Section 7.1(a), or (ii) the date that the services they are providing pursuant to the Transition Services Agreement end in the case of a Delayed Transferred Employee described in clauses (ii)(B) or (ii)(C) of Section 7.1(a),

Purchaser shall bear (and shall indemnify and hold harmless Seller and its Affiliates from and against) all liabilities, obligations and costs related to the employment or termination of each such Employee, including any amounts paid to or claims made by any such Employee related to or arising from statutory, contractual, or common law severance, gratuity or other separation benefits (including any compensation payable during a mandatory termination period or statutory or contractual notice period, and any payments pursuant to a judgment of a court having jurisdiction over the parties) and for any other claim, cost, litigation or obligation) and for any other claim, cost, liability or obligation (and except as provided in Section 7.2(d) whether related to compensation, benefits or otherwise) in each case, including the employer portion of any payroll, social security, unemployment or similar Taxes related thereto). With respect to each Employee who receives, but does not accept a Qualifying Offer from Purchaser, Seller shall bear (and shall indemnify and hold harmless Purchaser and its Affiliates from and against) any amounts paid to or claims made by any such Employee related to or arising from statutory, contractual, or common law severance, gratuity or other separation benefits (including any compensation payable during a mandatory termination notice period), in each case, including the employer portion of any payroll, social security, unemployment or similar Taxes related thereto) (collectively, the “Seller Severance Obligations”). For purposes of this Agreement, a “Qualifying Offer” shall mean an offer of employment with Purchaser or one of its Affiliates (or, as applicable, an EOR) that contains: (I) a base salary or hourly wage, as applicable, that is no less favorable than such Employee’s base salary or hourly wage rate, in effect immediately prior to the Closing (or, in the case of a Delayed Transferred Employee, the base salary or hourly wage, in effect immediately prior to (x) the period of leave in the case of a Delayed Transferred Employee described in clause (ii)(A) of Section 7.1(a), or (y) the date the employment transfers to the Purchaser, one of its Affiliates or an EOR in the case of a Delayed Transferred Employee described in clauses (ii)(B) or (ii)(C) of Section 7.1(a), or such higher rate as required under Law); (II) a short-term incentive target amount (but not any other short-term incentive terms) that, on an annualized basis and in the aggregate, is substantially comparable to that provided to such Employee immediately prior to the Closing or, in the case of a Delayed Transferred Employee, the target amount in effect immediately prior to (x) the period of leave in the case of a Delayed Transferred Employee described in clause (ii)(A) of Section 7.1(a), or (y) the date the employment transfers to the Purchaser, one of its Affiliates or an EOR in the case of a Delayed Transferred Employee described in clauses (ii)(B) or (ii)(C) of Section 7.1(a)); (III) a Purchaser equity award with an aggregate grant date fair value that is greater than or equal in value to the aggregate value of all outstanding and unvested Seller Parent equity awards held by such Employee as of the Closing, with the value of such unvested Seller Parent equity awards determined based on the average closing stock price per share of the Seller Parent’s common stock for the last twenty (20) trading days prior to the date of this Agreement and (IV) other compensation and benefits (other than the Excluded Benefits) that, in the aggregate, are substantially comparable to those provided or generally made available to similarly situated employees of the Purchaser or its applicable Affiliate (other than the Excluded Benefits) or, with respect to Employees located in a jurisdiction where there are no similarly situated employees of the Purchaser or where Purchaser does not provide any benefits to its similarly situated employees, that are at market competitive levels.

(e) Purchaser shall, or shall cause one or more of its Affiliates or an EOR to, provide each Transferred Employee whose employment is terminated for any reason other than for cause (excluding due to death or disability) during the Continuation Period with severance benefits that are no less favorable than those provided or generally made available to similarly situated, employees of Purchaser or its applicable Affiliate.

7.3 Assumption of Liabilities and Responsibilities Relating to Transferred Employees.

(a) Purchaser shall, and shall cause one or more of its Affiliates to, assume and be responsible for (and indemnify and hold harmless Seller and its Affiliates from and against), all liabilities with respect to (i) the Transferred Employees and (ii) any Employee who is not made a Qualifying Offer by the Purchaser or one of its Affiliates or an EOR, whether in the case of either (i) and/or (ii) arising under an Employee Benefit Plan (or any plan, program, policy, practice, agreement or arrangement under applicable Law or which is required to be maintained by applicable Law), Contract, Law, or otherwise, that are payable from and after the Closing, regardless of whether such liabilities arose before, on or after the Closing, in each case, other than Seller Retained Employee Liabilities.

(b) With respect to Transferred Employees and their respective spouses, dependents and beneficiaries for whom a “qualifying event” occurs at any time on or prior to the Closing Date, Seller and its Affiliates shall be responsible for complying with the requirements under the Consolidated Omnibus Budget Reconciliation Act of 1985, the Health Insurance Portability and Accountability Act of 1996, Sections 601 et seq. and Sections 701 et seq. of ERISA, Section 4980B and Sections 9801 et seq. of the Code and applicable state or similar Laws.

(c) Purchaser and Seller agree to utilize or cause their respective Affiliates to utilize, the standard procedure set forth in Revenue Procedure 2004-53, 2004-2 C.B. 320, with respect to wage reporting for Transferred Employees.

7.4 WARN Act. Purchaser and Purchaser’s Affiliates agree to provide any required notice under the federal Worker Adjustment and Retraining Notification Act of 1988, and similar state, local and foreign laws related to plant closings, relocations, mass layoffs and employment losses (the “WARN Act”) and to otherwise comply with the WARN Act with respect to any “plant closing” or “mass layoff” (as defined in the WARN Act) or group termination or similar event affecting Transferred Employees located in the United States occurring after the Closing.

7.5 Operations Services. Following the Closing but prior to the termination of the services described on Section 2 of Schedule A of the Transition Services Agreement (the “Operations Services”), Purchaser may request in writing that Seller permit Purchaser to make an offer of employment to certain employees of Seller or its Affiliates who are located in Malaysia and providing the Operations Services. Seller shall reasonably consider any such request and, if Seller consents to Purchaser making any such offers, Purchaser shall make such any such offers in compliance with the requirements of a Qualifying Offer, commencing on the date of termination of the Operations Services. Any employee who accepts such offer shall be a Delayed Transferred Employee.

7.6 Work Authorization. If any Employee requires a work permit, employment pass, visa or other legal or regulatory approval for his or her employment with Purchaser or its Affiliates, Purchaser shall, and shall cause its Affiliates to, use their commercially reasonable efforts to cause any such permit, pass, visa or other approval to be obtained and in effect prior to the Closing. Purchaser agrees to serve as the successor-in-interest with respect to Seller’s U.S. immigration related filings submitted on behalf of applicable Employees, with no material changes in the positions, geographic work locations, and base salaries reflected in the immigrant petitions, nonimmigrant filings, and labor certification applications.

7.7 No Third-Party Beneficiary. No provision in this Article VII or otherwise in this Agreement, whether express or implied, shall (a) create any third-party beneficiary or other rights in any employee or former employee of Seller or any of its Affiliates (including any beneficiary or dependent thereof); (b) create any rights to continued employment with Seller, Purchaser or any of their respective Affiliates or in any way limit the ability of Seller, Purchaser or any of their respective Affiliates to terminate the employment of any individual at any time and for any reason; (c) constitute or be deemed to constitute an establishment of or amendment to any Employee Benefit Plan or any other employee benefit plan, program, policy, agreement or arrangement sponsored or maintained by Seller, Purchaser or any of their Affiliates; or (d) alter or in any way limit the ability of Seller, Purchaser or any of their respective Affiliates to amend, modify, or terminate any Employee Benefit Plan or any other employee benefit plan, program, policy, agreement or arrangement sponsored or maintained by Seller, Purchaser or any of their respective Affiliates.

ARTICLE VIII

CONDITIONS TO CLOSING

8.1 Conditions to Each Party’s Obligation. The obligations of Purchaser and Seller to consummate the Closing are subject to the satisfaction (or waiver by Purchaser and Seller) at or prior to the Closing of the following conditions:

(a) Governmental Approvals. (i) All applicable waiting periods under the HSR Act (and any extension thereof, including under any agreement between Purchaser and a Governmental Entity or commitment from Purchaser to a Governmental Entity agreeing not to consummate transactions contemplated by the Transaction Agreements prior to a certain date) relating to Purchaser’s acquisition of the Transferred Assets shall have expired or been terminated, and (ii) the governmental approvals required under the Regulatory Laws of the jurisdictions listed on Schedule 8.1(a) shall have been obtained or waived or any waiting or other time periods (including any extension thereof, including under any mutual agreement between Seller or Purchaser and a Governmental Entity or commitment from Seller or Purchaser to a Governmental Entity agreeing not to consummate transactions contemplated by the Transaction Agreements prior to a certain date) in relation to such approvals shall have lapsed, been waived or otherwise terminated.

(b) No Injunctions or Restraints. No Governmental Entity in a jurisdiction listed on Schedule 8.1(b) shall have enacted, issued, promulgated or enforced any Regulatory Law or temporary or preliminary or permanent injunction or Judgment related to any Regulatory Law which is in effect and which prohibits, enjoins or otherwise restrains the transactions contemplated by the Transaction Agreements (each, a “Restraint”).

8.2 Conditions to Obligation of Purchaser. The obligation of Purchaser to consummate the Closing is subject to the satisfaction (or waiver by Purchaser) at or prior to the Closing of the following conditions:

(a) Representations and Warranties. (i) The Seller Fundamental Representations shall be true and correct (without giving effect to any “materiality” or “Material Adverse Effect” qualifiers contained therein) in all material respects at the Closing as though made as of the Closing (except, in each case, to the extent that such representation and warranty speaks only as of a particular date, in which case such representation and warranty shall be true and correct in all material respects as of such particular date) and (ii) the other representations and warranties of Seller set forth in this Agreement (other than the Seller Fundamental Representations) shall be true and correct (without giving effect to any “materiality” or “Material Adverse Effect” qualifiers contained therein) at the Closing as though made as of the Closing (except, in each case, to the extent that such representation and warranty speaks only as of a particular date, in which case such representation and warranty shall be true and correct as of such particular date), except where the failure of any of such representations and warranties of Seller to be so true and correct would not reasonably be expected to have a Material Adverse Effect.

(b) Performance of Obligations of Seller. Seller shall have performed or complied with or caused to be performed or complied with, in all material respects, the obligations and covenants required by this Agreement to be performed or complied with by Seller by the time of the Closing.

(c) No Material Adverse Effect. Since the date of this Agreement, there shall not have been a Material Adverse Effect.

8.3 Conditions to Obligation of Seller. The obligation of Seller to consummate the Closing is subject to the satisfaction (or waiver by Seller) on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. (i) The Purchaser Fundamental Representations shall be true and correct in all material respects (without giving effect to any “materiality” or “Purchaser Material Adverse Effect” qualifiers contained therein) at the Closing as though made as of the Closing (except, in each case, to the extent that such representation and warranty speaks only as of a particular date, in which case such representation and warranty shall be true and correct in all material respects as of such particular date) and (ii) the other representations and warranties of Purchaser (other than the Purchaser Fundamental Representations) set forth in this Agreement shall be true and correct (without giving effect to any “materiality” or “Purchaser Material Adverse Effect” qualifiers contained therein) at the Closing as though made as of the Closing (except, in each case, to the extent that such representation and warranty speaks only as of a particular date, in which case such representation and warranty shall be true and correct as of such particular date), except where the failure of any of such representations and warranties of Purchaser to be so true and correct would not reasonably be expected to have a Purchaser Material Adverse Effect.

(b) Performance of Obligations of Purchaser. Purchaser shall have performed or complied with or caused to be performed or complied with, in all material respects, the obligations and covenants required by this Agreement to be performed or complied with by Purchaser by the time of the Closing.

8.4 Frustration of Closing Conditions. Neither Purchaser, on the one hand, nor Seller, on the other hand, may rely on the failure of any condition set forth in this Article VIII to be satisfied if such failure was caused by such party’s or its respective Affiliates’ failure to act in good faith or to comply with its agreements set forth herein.

ARTICLE IX

TERMINATION

9.1 Termination. This Agreement may be terminated and the Acquisition and the other transactions contemplated by this Agreement abandoned at any time prior to the Closing:

(a) by mutual written consent of Seller and Purchaser; or

(b) by either Seller, on the one hand, or Purchaser, on the other hand:

(i) if consummation of the transactions contemplated hereby would violate any non-appealable final Restraint of any Governmental Entity related to any Regulatory Law in a jurisdiction listed on Schedule 8.1(b); provided, however, that the right to terminate this Agreement under this Section 9.1(b)(i) shall not be available to any party whose failure to perform any of its obligations under this Agreement has been the cause of, or materially contributed to, the issuance of such Restraint; or

(ii) if the Closing does not occur on or prior to November 4, 2026 (the “End Date”); provided, however, that:

(A) the End Date shall be automatically extended by up to three (3) months (the End Date as so extended, the “First Extended End Date”) if the conditions set forth in Section 8.1(a) or Section 8.1(b) have not been satisfied or validly waived as of such date but all other conditions in Article VIII to the Closing (other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied (and in the case of such extension, any reference to the End Date in any other provision of this Agreement shall be a reference to the First Extended End Date);

(B) the First Extended End Date shall be automatically extended by up to six (6) months (the First Extended End Date as so extended, the “Second Extended End Date”) if the conditions set forth in Section 8.1(a) or Section 8.1(b) have not been satisfied or validly waived as of such date but all other conditions in Article VIII to the Closing (other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied (and in the case of such extension, any reference to the End Date in any other provision of this Agreement shall be a reference to the Second Extended End Date);

(C) the right to terminate this Agreement under this Section 9.1(b)(ii) shall not be available to any party whose failure to perform any of its obligations under this Agreement, including the obligations of Purchaser under Section 6.4, has been the cause of, or materially contributed to, the failure of the Closing to have occurred on or before the End Date;

(D) Purchaser shall not have the right to terminate this Agreement pursuant to this Section 9.1(b)(ii) (I) during the pendency of any proceeding brought by Seller for specific performance of this Agreement or (II) if as of the End Date, the conditions set forth in Sections 8.1 and 8.2 have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing) and the Closing has not occurred because of waiting periods or delays set forth in Section 3.1; or

(c) by Purchaser, if Seller shall have breached or failed to perform any of their respective representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Sections 8.1 or 8.2 and (ii) cannot be cured by Seller by the End Date, or if capable of being cured, shall not have commenced to have been cured by the earlier of (A) the 15th day following receipt by Seller of written notice of such breach or failure to perform from Purchaser stating Purchaser’s intention to terminate this Agreement pursuant to this Section 9.1(c) and the basis for such termination and (B) the End Date; provided, however, that Purchaser shall not have the right to terminate this Agreement pursuant to this Section 9.1(c) if Purchaser is then in breach of any representations, warranties, covenants or other agreements hereunder which breach would result in a condition to Closing set forth in Sections 8.1 or 8.3 not being satisfied (other than those conditions that (x) by their terms are to be satisfied at the Closing or (y) the failure of which to be satisfied is attributable primarily to a breach by Seller of its representations, warranties, covenants and agreements contained in this Agreement); or

(d) by Seller, if Purchaser shall have breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Sections 8.1 or 8.3 and (ii) cannot be cured by Purchaser by the End Date, or if capable of being cured, shall not have commenced to have been cured by the earlier of (A) the 15th day following receipt by Purchaser of written notice of such breach or failure to perform from Seller stating Seller’s intention to terminate this Agreement pursuant to this Section 9.1(d) and the basis for such termination and (B) the End Date; provided, however, that Seller shall not have the right to terminate this Agreement pursuant to this Section 9.1(d) if Seller is then in breach of any representations, warranties, covenants or other agreements hereunder which breach would result in a condition to Closing set forth in Sections 8.1 or 8.2 not being satisfied (other than those conditions that (x) by their terms are to be satisfied at the Closing or (y) the failure of which to be satisfied is attributable primarily to a breach by Purchaser of its representations, warranties, covenants and agreements contained in this Agreement).

9.2 Effect of Termination.

(a) In the event of termination by Seller or Purchaser pursuant to Section 9.1, written notice thereof shall forthwith be given to the other party, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and of no further force and effect (other than the provisions of Section 6.3(a) (Confidentiality), Section 6.6 (Publicity), this Article IX (Termination), Section 12.3 (Expenses),

Section 12.4 (Notices), Section 12.5 (Interpretation), Section 12.6 (Limitation on Damages), Section 12.10 (Governing Law; Venue), Section 12.11 (Waiver of Jury Trial), and Section 12.16 (Legal Representation and Privilege), all of which shall survive termination of this Agreement), and there shall be no liability on the part of Purchaser or any of Seller or any of its Affiliates or Representatives, except (i) as liability may exist pursuant to the sections specified in this Section 9.2(a) that survive such termination, and (ii) that no such termination shall relieve any party from any liability arising out of any Willful Breach by such party of any covenant or agreement of such party contained herein or Fraud.

(b) If the transactions contemplated by this Agreement are terminated as provided herein, (i) each party promptly shall, and shall cause each of its Affiliates and Representatives to, in accordance with the terms of the Confidentiality Agreements, return to the other party or destroy (such destruction to be confirmed in writing by Purchaser or Seller), all (A) documents, materials and other information received from Seller, Purchaser or any of their respective Affiliates or Representatives relating to the transactions contemplated by this Agreement, whether so obtained before or after the execution hereof and (B) documents, memoranda, notes, studies and analyses prepared by Seller, Purchaser, or any of their respective Affiliates or Representatives that contain, incorporate or are derived from the documents, materials or other information referred to in the preceding clause (A); and (ii) all information received by Seller, Purchaser or their respective Affiliates or Representatives with respect to the businesses of any of Seller, Purchaser and their respective Affiliates shall be treated in accordance with the Confidentiality Agreements, which shall remain in full force and effect notwithstanding the termination of this Agreement.

(c) Purchaser shall pay to Seller in cash and by way of compensation a one-time payment in an amount equal to either:

(i) $150,000,000 (the “Tier 1 Termination Payment”) by wire transfer of immediately available funds within two Business Days following termination of this Agreement, in the event that:

(A) this Agreement is terminated pursuant to Section 9.1(b)(ii) and at the time of such termination, all of the conditions set forth in Article VIII have been satisfied (or, if any such conditions are by their nature to be satisfied at the Closing, are, on the date of such termination, capable of being satisfied) or waived by Purchaser, other than any of the conditions set forth in Section 8.1(a) (subject to the matters set forth on Schedule 9.2(c)(i)) or Section 8.1(b) (to the extent such Restraint is related to any Regulatory Law by a Governmental Entity in the United States or the Netherlands); or

(B) this Agreement is terminated pursuant to Section 9.1(b)(i) (to the extent such Restraint is related to any Regulatory Law by a Governmental Entity in the United States or the Netherlands), subject to the matters set forth in Schedule 9.2(c)(ii); or

(ii) $75,000,000 (the “Tier 2 Termination Payment”) by wire transfer of immediately available funds within two Business Days following termination of this Agreement, in the event that:

(A) this Agreement is terminated pursuant to Section 9.1(b)(ii) and at the time of such termination, all of the conditions set forth in Article VIII have been satisfied (or, if any such conditions are by their nature to be satisfied at the Closing, are, on the date of such termination, capable of being satisfied) or waived by Purchaser, other than the condition set forth in Section 8.1(b) (to the extent such Restraint is related to any Regulatory Law by a Governmental Entity in a jurisdiction listed on Schedule 8.1(b) and there is no Restraint related to any Regulatory Law by a Governmental Entity in the United States or the Netherlands) (subject to the matters set forth on Schedule 9.2(c)(i)); or

(B) this Agreement is terminated pursuant to Section 9.1(b)(i) (to the extent such Restraint is related to any Regulatory Law by a Governmental Entity listed on Schedule 8.1(b) and there is no Restraint related to any Regulatory Law by a Governmental Entity in the United States or the Netherlands), subject to the matters set forth in Schedule 9.2(c)(ii).

(d) Notwithstanding anything in this Agreement to the contrary, (i) in the event the Agreement is terminated under the circumstances in which the Tier 1 Termination Payment is payable, the payment by Purchaser of the Tier 1 Termination Payment pursuant to Section 9.2(c) shall be the sole and exclusive remedy of Seller and any other Person, (ii) in the event the Agreement is terminated under the circumstances in which the Tier 2 Termination Payment is payable, the payment by Purchaser of the Tier 2 Termination Payment pursuant to Section 9.2(c) shall be the sole and exclusive remedy of Seller and any other Person, other than if the Tier 1 Termination Payment is also payable, in which case, only the Tier 1 Termination Payment shall be payable and such payment of the Tier 1 Termination Payment shall be the sole and exclusive remedy of Seller and any other Person, (iii) in no event shall both the Tier 1 Termination Payment and the Tier 2 Termination Payment be paid and (iv) upon payment of (x) the Tier 1 Termination Payment or (y) the Tier 2 Termination Payment when the Tier 1 Termination Payment is not payable, Purchaser shall have no liability for or with respect to any action against Purchaser or otherwise arising out of this Agreement, any of the transactions contemplated by this Agreement, any breach of any agreement or covenant or any inaccuracy in any representation or warranty set forth in this Agreement, any matters forming the basis for such termination or any loss suffered as a result of the failure of transactions contemplated hereby to be consummated.

ARTICLE X

INDEMNIFICATION

10.1 Indemnification by Seller. Subject to the limitations set forth in this Article X and Section 12.6, from and after the Closing, Seller shall indemnify Purchaser and its Affiliates and each of their respective officers, directors and employees (the “Purchaser Indemnitees”) from and against, and compensate and reimburse them for, any and all losses, damages, fines, liabilities, penalties, injuries, and amounts paid in settlement, and reasonable and documented Third Party costs and expenses incurred in connection therewith, including reasonable Third Party legal fees and expenses in connection with any Proceeding (collectively, “Losses”) incurred by such Purchaser Indemnitees, solely to the extent arising or resulting from any of the following:

(a) any breach of any covenant or agreement of Seller contained in this Agreement that is required to be performed following the Closing; and

(b) any Retained Liability.

10.2 Indemnification by Purchaser. Subject to the limitations set forth in this Article X and Section 12.6, from and after the Closing, Purchaser shall indemnify Seller and its Affiliates and each of their respective officers, directors and employees (the “Seller Indemnitees”) from and against, and compensate and reimburse them for, any and all Losses incurred by such Seller Indemnitees, solely to the extent arising or resulting from any of the following:

(a) any breach of any covenant or agreement of Purchaser contained in this Agreement that is required to be performed following the Closing; and

(b) any Assumed Liability.

10.3 Indemnification Procedures.

(a) Third Party Claims.

(i) If any Purchaser Indemnitee or Seller Indemnitee (the “Indemnified Party”) receives written notice of the commencement of any Proceeding or the assertion of any claim by a Third Party or the imposition of any penalty or assessment for which indemnity may be sought under Section 10.1 or Section 10.2 (a “Third Party Claim”), and such Indemnified Party intends to seek indemnity pursuant to this Article X, the Indemnified Party shall promptly (but no later than 30 days after (A) the general counsel, vice president (legal) (or equivalent), chief financial officer or other executive officer of Seller Parent, or (B) the general manager for the Business or vice president (legal), general counsel, or other executive officer of Purchaser becoming aware of such Third Party Claim) provide the other party (the “Indemnifying Party”) with written notice of such Third Party Claim, stating the nature, basis, the amount thereof (to the extent known or estimated, which amount shall not be conclusive of the final amount of such Third Party Claim), the method of computation thereof (to the extent known or estimated), any other remedy sought thereunder, any relevant time constraints relating thereto, and, to the extent practicable, any other material details pertaining thereto, along with copies of the relevant documents evidencing such Third Party Claim and the basis for indemnification sought. Failure of the Indemnified Party to give such notice within such 30-day period will not relieve the Indemnifying Party from its indemnification obligations hereunder, except to the extent that the Indemnifying Party is actually prejudiced thereby.

(ii) The Indemnifying Party will have 45 days from receipt of any such notice of a Third Party Claim to give notice to the Indemnified Party whether it is assuming and controlling the defense, appeal or settlement proceedings thereof with counsel of the Indemnifying Party’s choice. The Indemnified Party shall conduct such defense, appeal or settlement (including the making of all filings and responses due during such time) during the period prior to the assumption of such defense, appeal or settlement proceeding by the Indemnifying Party, or the expiration of such 45-day notice period. So long as the Indemnifying Party has assumed the defense, appeal or settlement proceedings of the Third Party Claim in accordance herewith, (A) the Indemnified Party may retain separate co-counsel at the Indemnified Party’s sole cost and expense and participate in (but not control) the defense, appeal or settlement proceedings of the Third Party Claim, (B) the Indemnified Party will not admit any liability, file any papers or consent to the entry of any Judgment or enter into any settlement agreement, compromise or discharge with respect to the Third Party Claim without the prior written consent of the Indemnifying Party and (C) the Indemnifying Party will not admit to any wrongdoing by the Indemnified Party. The Indemnifying Party shall have the right to settle any Third Party Claim for which it obtains a full release of the Indemnified Party with respect to such Third Party Claim or to which settlement the Indemnified Party consents in writing (such consent not to be unreasonably withheld, conditioned or delayed). As to any Third Party Claim with respect to which the Indemnifying Party does not elect to assume control of the defense, appeal or settlement proceedings thereof, the Indemnified Party will afford the Indemnifying Party an opportunity to participate in such defense, appeal or settlement proceedings, at the Indemnifying Party’s cost and expense, and will consult with the Indemnifying Party prior to settling or otherwise disposing of any of the same.

(iii) Notwithstanding the foregoing, with respect to a Third Party Claim under which (A) Purchaser is the Indemnifying Party which involves (1) a customer of Seller or its Affiliate, (2) Intellectual Property of Seller or its Affiliate that do not constitute Transferred Intellectual Property, (3) a demand for injunctive relief applicable to Seller or its Affiliate, or (4) potential criminal liability of any Seller Group Member, then Seller shall the right in its sole discretion to assume and thereafter conduct the defense of any such Third Party Claim with counsel of its choice; provided that if Seller does not elect to proceed with the defense of any Third Party Claim to which it is entitled to control the defense of under this Section 10.3(a)(iii) (A), Purchaser may proceed with the defense of such claim or (B) Seller is the Indemnifying Party which involves (1) Transferred Intellectual Property, (2) a demand for injunctive relief applicable to the Transferred Assets or Purchaser or its Affiliates, or (3) potential criminal liability of Purchaser or its Affiliates, then Purchaser shall the right in its sole discretion to assume and thereafter conduct the defense of any such Third Party Claim with counsel of its choice; provided that if Purchaser does not elect to proceed with the defense of any Third Party Claim to which it is entitled to control the defense of under this Section 10.3(a)(iii), Seller may proceed with the defense of such claim.

(iv) The parties hereto will act in good faith in responding to, defending against, settling or otherwise dealing with Third Party Claims. The parties hereto will also cooperate in any such defense, appeal or settlement proceedings, and give each other reasonable access to all information and personnel relevant thereto; provided, that neither party hereto will be required to furnish any such information that would (in the reasonable judgment of such party on advice of counsel) be reasonably likely to (A) waive any privileges, including the attorney-client privilege, held by such party or any of its Affiliates or (B) breach any duty of confidentiality owed to any Person (whether such duty arises contractually, statutorily or otherwise) or any Contract with any other Person or violate any applicable Law (provided, that such party shall use reasonable best efforts to obtain any required Consents and take such other reasonable action (such as the entry into a joint defense agreement or other arrangement to avoid loss of attorney-client privilege) to permit such access).

(v) Whether or not the Indemnifying Party has assumed or controls the defense, appeal or settlement proceedings with respect to a Third Party Claim, the amount of any settlement entered into or any Judgment that was consented to without the Indemnifying Party’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed) shall not be conclusive or determinative of the right to indemnification or the amount of Losses for which the Indemnifying Party is obligated to indemnify the Indemnified Party, and the Indemnified Party shall be entitled to recover only such Losses as are actually determined in accordance with this Agreement.

(b) Other Claims.

(i) As soon as reasonably practicable after an Indemnified Party becomes aware of any claim that does not involve a Third Party Claim that might result in Losses for which such Indemnified Party may be entitled to indemnification under this Article X (a “Direct Claim”), the Indemnified Party shall provide written notice (a “Claim Notice”) to the Indemnifying Party stating the nature, basis, the amount thereof (to the extent known or estimated, which amount shall not be conclusive of the final amount of such Direct Claim), the method of computation thereof (to the extent known or estimated) and, to the extent practicable, any other material details pertaining thereto, along with copies of the relevant documents evidencing such Direct Claim and the basis for indemnification sought. Failure of the Indemnified Party to give such Claim Notice will not relieve the Indemnifying Party from its indemnification obligations hereunder, except to the extent that the Indemnifying Party is actually prejudiced thereby.

(ii) Following receipt of a Claim Notice from an Indemnified Party, the Indemnifying Party shall have 30 days to make such investigation of the Direct Claim as the Indemnifying Party reasonably deems necessary or desirable. For purposes of such investigation, the Indemnified Party agrees to make available to the Indemnifying Party or its Representatives the information relied on by the Indemnified Party to substantiate the Direct Claim and all other information in the Indemnified Party’s possession or under the Indemnified Party’s control that the Indemnifying Party reasonably requests.

(iii) Within such 30-day period, an Indemnifying Party may object to any Direct Claim set forth in such Claim Notice by delivering written notice to the Indemnified Party of the Indemnifying Party’s objection (an “Indemnification Objection Notice”). Such Indemnification Objection Notice must describe the grounds for such objection in reasonable detail. If an Indemnification Objection Notice is not delivered by the Indemnifying Party to the Indemnified Party within 30 days after receipt by the Indemnifying Party of the Claim Notice (the “Indemnification Objection Period”), such failure to so object shall be an acknowledgment by the Indemnifying Party that the Indemnified Party is entitled to indemnification under this Article X for the full amount of the Losses set forth in such Claim Notice.

(iv) If an Indemnifying Party shall object in writing during the Indemnification Objection Period to any Direct Claim or Direct Claims by an Indemnified Party made in any Claim Notice, the Indemnified Party shall have 30 days after its receipt of the Indemnification Objection Notice to respond in a written statement to such objection. If after such 30-day period there remains a dispute as to any Direct Claims, the Indemnifying Party and the Indemnified Party shall attempt in good faith for 20 days (or any mutually agreed upon extension thereof) thereafter to agree in writing upon the rights of the respective parties with respect to each of such Direct Claims. If no such written agreement can be reached after good faith negotiation, each of the Indemnifying Party and the Indemnified Party may take action to resolve the objection in accordance with Section 12.10.

10.4 Limitations on Indemnification. Notwithstanding anything to the contrary contained in this Agreement:

(a) Seller’s and Purchaser’s aggregate maximum liability under Section 10.1(a) and Section 10.1(b), respectively, shall not exceed the Purchase Price (except with respect to claims of Fraud for which Seller’s or Purchaser’s, as applicable, liability will be uncapped);

(b) no party shall have any liability for an otherwise indemnifiable Loss that is contingent unless and until such contingent Loss becomes an actual Loss of the Indemnified Party and is due and payable, so long as the initial claim for such Loss describing such potential contingent Loss was timely submitted pursuant to the provisions of this Article X;

(c) the Purchaser Indemnitees and the Seller Indemnitees shall use commercially reasonable efforts to mitigate Losses in accordance with applicable Laws, which in the absence of such mitigation, no party shall be liable for any amount of Losses to the extent resulting from the Purchaser Indemnitees or the Seller Indemnitees, as applicable, failing to mitigate such Losses in accordance with applicable Laws;

(d) no party shall be liable for any Loss to the extent arising from (i) a change in accounting or taxation Law, policy or practice made after the Closing, other than a change required to comply with any Law, policy or practice in effect on the date hereof, (ii) any Law not in force on the date hereof or any change in Law which takes effect retroactively or (iii) any increase in the rates of taxation in force on the date hereof; provided that, notwithstanding the foregoing, responsibility for any Transfer Taxes shall be as set forth in Section 11.1(b); and

(e) no party shall be liable for any otherwise indemnifiable Loss arising out of any breach of any covenant or agreement of such party unless a claim therefor is asserted with specificity and in writing by the Indemnified Party timely in accordance with Section 10.8, failing which such claim shall be waived and extinguished.

10.5 Calculation of Indemnity Payments.

(a) The amount of any Loss for which indemnification is provided under this Article X shall be net of any amounts recovered or recoverable by the Indemnified Party (including under insurance policies) with respect to such Loss (net of reasonable and documented out-of-pocket expenses incurred in obtaining such recovery).

(b) If an Indemnified Party recovers an amount from a Third Party in respect of Losses that are the subject of indemnification hereunder after all or a portion of such Losses have been paid by an Indemnifying Party pursuant to this Article X, then the Indemnified Party shall promptly remit to the Indemnifying Party the excess (if any) of (i) (A) the amount paid by the Indemnifying Party in respect of such Losses plus (B) the amount received by the Indemnified Party in respect thereof over (ii) the full amount of the Losses. In the event that an Indemnified Party has any rights against a Third Party with respect to any occurrence, claim or Loss that results in a payment by an Indemnifying Party under this Article X, such Indemnifying Party shall be subrogated to such rights to the extent of such payment. Without limiting the generality of any other provision hereof, each Indemnified Party shall duly execute upon request all instruments reasonably necessary to evidence and perfect the subrogation and subordination rights detailed herein, and otherwise cooperate in the prosecution of such claims.

(c) No party shall be entitled to any payment, adjustment or indemnification more than once with respect to the same matter based on the same set of facts.

10.6 Exclusive Remedy.

(a) Except (i) for the determination of the Final Purchase Price in accordance with Section 3.4, (ii) as provided in Section 12.13 and (iii) for claims for Fraud, and subject to Purchaser’s rights pursuant to the R&W Policy, from and after the Closing, Purchaser’s sole and exclusive remedy with respect to any and all claims relating to this Agreement, the Transferred Assets, the Assumed Liabilities, the operation of the Business or the Facility or the transactions contemplated by this Agreement shall be pursuant to the indemnification provisions set forth in this Article X. In furtherance of the foregoing, except as provided in Section 12.13 and except for claims for Fraud, Purchaser hereby waives, from and after the Closing, any and all rights, claims and causes of action whether based on or in warranty, contract, tort (including negligence or strict liability) or otherwise that Purchaser or any other Purchaser Indemnitee may have against Seller, any of its Affiliates or any other Person, arising under or based upon any Law (including with respect to environmental matters generally and any matters under the Comprehensive Environmental Response, Compensation, and Liability Act), except pursuant to the indemnification provisions set forth in this Article X. Notwithstanding anything to the contrary contained in this Agreement, no breach of any representation, warranty, covenant or agreement contained herein shall give rise to any right on the part of Purchaser or Seller after the consummation of the transactions contemplated by this Agreement, to rescind this Agreement or any of the transactions contemplated hereby. No past, present or future Representative, incorporator, member, partner or stockholder of Seller or any of its Affiliates shall have any liability, whether based on or in warranty, contract, tort (including negligence or strict liability) or otherwise, for any obligations or liabilities of Seller or any of its Affiliates arising under, in connection with or related to the Transaction Agreements or the transactions contemplated hereby or thereby or for any claim based on, in respect of or by reason of the Acquisition. Notwithstanding the foregoing, nothing in this Section 10.6 shall affect the rights and remedies available to the parties thereto under the Ancillary Agreements.

(b) Except in the case of claims for Fraud, Purchaser, on behalf of itself and each other Purchaser Indemnitee, acknowledges and agrees that the sole and exclusive source of recovery for the Purchaser Indemnitees with respect to a breach or inaccuracy of any representation or warranty of Seller in this Agreement shall be to make a claim against the R&W Policy. Neither Seller nor any of its Affiliates shall have any direct or indirect liability in connection with any claims made against the R&W Policy except as provided in Section 6.13 hereof. In furtherance of the foregoing, Purchaser hereby agrees that with respect to a breach or inaccuracy of any representation or warranty of Seller in this Agreement as a result of Fraud or that is derived from a Retained Liability that also is a breach or inaccuracy of any representation or warranty of Seller in this Agreement, Purchaser shall (i) first seek recovery under the terms of the R&W Policy with respect to such claim, to the extent such claim is not expressly excluded from coverage under the terms of the R&W Policy, and (ii) second, if and only if such recovery under the terms of the R&W Policy has been denied (or such claim is expressly excluded from coverage under the terms of the

R&W Policy) or such recovery is insufficient in amount or unavailable to satisfy such claim, then Purchaser shall be entitled to seek recovery for such claim from Seller, subject to the limitations of this Article X. For the avoidance of doubt, this Section 10.6(b) shall remain in full force and effect irrespective of whether (x) the R&W Policy is never issued to Purchaser, (y) the R&W Policy is revoked, cancelled or modified in any manner or (z) any Purchaser Indemnitee makes a claim under the R&W Policy and such claim is denied by the R&W Insurer (other than with respect to Fraud).

10.7 Tax Treatment of Indemnification. For all Tax purposes, Purchaser and Seller agree to treat any indemnity payment under this Agreement as an adjustment to the Purchase Price unless a final determination of a Taxing Authority provides otherwise.

10.8 Survival. The representations and warranties of Seller and Purchaser contained in Article IV and Article V shall terminate effective as of the Closing and shall not survive the Closing for any purpose whatsoever. None of the covenants or agreements contained in this Agreement shall survive the Closing other than those which by their terms contemplate performance after the Closing Date and such surviving covenants and agreements shall survive the Closing only until the earliest of (a) the time at which such covenants or agreements are fully performed in accordance with the Agreement and (b) the expiration of the term of the undertaking set forth in such covenants and agreements. After the Closing, no party shall have any liability or obligation of any nature with respect to any covenant or agreement hereunder after the termination thereof unless a notice of a breach thereof giving rise to a right of indemnity shall have been given to the party against whom such indemnity may be sought prior to such time.

10.9 No Setoff Rights. Neither party hereto shall have any right of setoff of any amounts due and payable, or any Losses arising, under this Agreement against any other amounts due and payable under this Agreement or any amounts due and payable, or any Losses arising, under any Ancillary Agreement or any other agreement between Seller and Purchaser or any of their respective Affiliates. The payment obligations under each of this Agreement, the Ancillary Agreements and such other agreements remain independent obligations of each party, irrespective of any amounts owed to any other party under this Agreement, the Ancillary Agreements or such other agreements.

ARTICLE XI

TAX MATTERS

11.1 Tax Covenants.

(a) Allocation of Purchase Price. The Final Purchase Price and any Assumed Liabilities treated as consideration for the Transferred Assets for Tax purposes shall be allocated among the Divesting Entities in accordance with the methodology set forth in Schedule 11.1(a). Seller and Purchaser shall, and shall cause the Divesting Entities to, cooperate to prepare any allocations of the Purchaser Price that are required for purposes of (i) timely executing the Local Transfer Agreements and (ii) preparing and timely filing any Tax Returns required to be filed in connection with any Malaysian Stamp Taxes (including the allocation of Intellectual Property, or rights to Intellectual Property, among registered and unregistered Intellectual Property), in each case, consistent with Schedule 11.1(a). Within 120 days after the determination of the Final

Purchase Price pursuant to Section 3.4 hereof, Seller shall deliver to Purchaser a schedule allocating among the Transferred Assets transferred by Seller and the other Divesting Entities the portion of the Final Purchase Price and any Assumed Liabilities allocated to Seller pursuant to Schedule 11.1(a) (the “Preliminary Allocation”). The Preliminary Allocation shall be prepared in accordance with Section 1060 of the Code and the Treasury regulations thereunder (and any other applicable Tax Law). The Preliminary Allocation shall be deemed final unless Purchaser notifies Seller in writing that Purchaser objects to one or more items reflected in the Preliminary Allocation (the “Preliminary Allocation Objection Notice”) within 30 days after delivery of the Preliminary Allocation to Purchaser. In the event of any such objection, Seller and Purchaser shall negotiate in good faith to resolve such objection; provided, however, that if Seller and Purchaser are unable to resolve such objection within 60 days after the delivery of the Preliminary Allocation Objection Notice to Seller, Purchaser and Seller shall engage a mutually acceptable, independent certified public accounting firm of nationally recognized standing to assist the Seller and Purchaser with resolving the disagreement, the fees and expenses of which accounting firm shall be borne 50% by Seller and 50% by Purchaser; provided, further, that if Seller and Purchaser are still unable to resolve any disagreement in good faith within 60 days of engaging such accounting firm (or a longer period if mutually agreed by Seller and Purchaser), then the Preliminary Allocation as prepared by Seller shall not be binding on the Purchaser for purposes of filing any applicable IRS Forms 8594 or any other federal, state, local, and foreign Tax Returns, and the Purchaser and the Seller each may (and may cause the Divesting Entities to) prepare and utilize a separate allocation acceptable to itself. If Purchaser and Seller agree to a final version of the Preliminary Allocation (the “Allocation”), the Allocation shall become final and binding on the parties, and shall be adjusted only to the extent required to reflect any adjustment to the Final Purchase Price pursuant to Section 10.7. Seller and Purchaser agree to file their respective IRS Forms 8594 and all federal, state, local, and foreign Tax Returns in accordance with (A) Schedule 11.1(a) and (B) if finally agreed among Purchaser and Seller pursuant to this Section 11.1(a), the Allocation, and not to take any position inconsistent therewith on any applicable Tax Return or in any proceeding before any Taxing Authority or otherwise, in each case except as may be determined pursuant to a Final Determination. In the event that the allocation in accordance with Schedule 11.1(a) and the Allocation is disputed by any Taxing Authority, the party receiving notice of the dispute shall promptly notify the other party(ies). Purchaser and Seller acknowledge and agree that, except as otherwise required by a Final Determination, for U.S. federal and applicable state and local income tax purposes (I) any Assumed Liabilities attributable to any prepaid amounts, deferred revenues or advance payments shall not be treated as giving rise to taxable income to Purchaser or its Affiliates under James M. Pierce, 326 F.2d 67 (8th Cir. 1964) and similar authorities, and (II) none of the transactions contemplated by this Agreement (whether considered together or separately) constitutes a tax-deferred reorganization under Section 368(a)(1)(C) of the Code (a “C Reorg”), nor shall any of Purchaser, Seller or their respective Affiliates take any action that would be reasonably expected to result in a C Reorg.

(b) Transfer Taxes. Purchaser and Seller each shall be liable for and shall pay (or reimburse the other party for) 50% of any Transfer Taxes. Purchaser and Seller shall use commercially reasonable efforts to minimize any Transfer Taxes and shall reasonably cooperate in timely making all filings, returns, reports and forms as may be required in connection with the payment of Transfer Taxes. Each of the Divesting Entities and Purchaser, as applicable, shall execute and deliver all instruments and certificates reasonably necessary to enable the other to comply with any filing requirements relating to any such Transfer Taxes and cooperate to obtain any available exemption from, or reduction in the amount of, any Transfer Tax liability. Without limiting the generality of the foregoing, Purchaser shall provide Seller and any applicable Divesting Entity with valid sales and use Tax exemption certifications (and any similar form or document), to the extent that Purchaser or an applicable Affiliate or Purchaser uses commercially reasonable efforts to obtain such certification.

(c) Apportioned Obligations. All real property taxes, personal property taxes and similar ad valorem obligations levied with respect to the Transferred Assets or the Business for a taxable period which includes (but does not end on) the Closing Date shall be pro-rated between the Pre-Closing Tax Period and the Post-Closing Tax Period on a per diem basis.

(d) Cooperation. Each party hereto agrees to retain all records relating to Taxes with respect to the Business or the Transferred Assets for all taxable periods ending on or prior to the Closing Date until the expiration of the applicable statutes of limitation (including any extensions thereof) for the taxable period or periods to which such records relate. Purchaser and Seller agree to provide each other with such information and assistance as is reasonably necessary, including access to records and Personnel, for the preparation of any Tax Returns or for the defense of any Tax claim or assessment, whether in connection with an audit or otherwise.

ARTICLE XII

MISCELLANEOUS

12.1 Assignment. Neither this Agreement nor any of the rights and obligations of the parties hereunder may be assigned by Purchaser, on the one hand, or Seller, on the other hand, without the prior written consent of Seller (in the case of Purchaser) or Purchaser (in the case of any of Seller), as applicable; provided, that (a) Seller may transfer or assign its rights and interests (but not its obligations) under this Agreement to an Affiliate with prior written notice to Purchaser, (b) either Party may assign this Agreement in connection with a merger, change of control, or sale of all or substantially all of such Party’s stock or assets relating to this Agreement, and (c) Purchaser may, upon written notice to Seller, transfer or assign its rights and interests (but not its obligations) under this Agreement to (i) an Affiliate, (ii) any Financing Source (or any agent on behalf of all such Financing Sources) as collateral for security purposes in connection with the Debt Financing (including for purpose of creating a security interest herein or otherwise assigning as collateral in respect of such financing) or (iii) the R&W Policy provider (but solely in the case of Fraud); provided, further that no such assignment shall relieve the assignor of any obligations under this Agreement. Subject to the first sentence of this Section 12.1, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any attempted assignment or transfer in violation of this Section 12.1 shall be null and void.

12.2 No Third-Party Beneficiaries. Except as provided in Article X, this Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein expressed or implied shall give or be construed to give to any Person, other than the parties hereto and such successors and assigns, any legal or equitable rights hereunder; provided, however, that each Financing Source shall be an express third party beneficiary with respect to this Section 12.2 and Sections 12.11, 12.12, and 12.17 and shall be entitled to enforce such provisions against all parties to this Agreement.

12.3 Expenses. Each of the parties shall pay its own legal, investment banking, accounting and other fees and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed pursuant hereto and the consummation of the transactions contemplated hereby and any other costs and expenses incurred by such party, except as otherwise expressly set forth herein.

12.4 Notices. All notices, requests, permissions, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given (a) five Business Days following sending by registered or certified mail, postage prepaid, (b) when delivered, if delivered personally to the intended recipient, (c) one Business Day following sending by overnight delivery via a national courier service and (d) as of the date of transmission is sent by electronic mail if no automated notice of delivery failure is received by the send, in each case, addressed to a party hereto at the following address for such party:

(a)	if to Seller,

Renesas Electronics America Inc.

c/o Renesas Electronics Corporation

3-2-24, Toyosu, Koto-ku

Tokyo 135-0061, Japan

Attention: [****]

E-mail: [****]

with a copy to (which shall not constitute notice):

Sidley Austin LLP

12230 El Camino Real, Suite 300

San Diego, California 92130

Attention: Jon A. Olsen, Sara M. Carian

E-mail: jon.olsen@sidley.com; scarian@sidley.com

(b)	if to Purchaser,

SiTime Corporation

5451 Patrick Henry Drive

Santa Clara, California 95054

Attention: [****]

E-mail: [****]

with a copy to (which shall not constitute notice):

Cooley LLP

3175 Hanover Street

Palo Alto, CA 94304

Attention: Rishab Kumar, Steve Tonsfeldt

E-mail: rkumar@cooley.com; stonsfeldt@cooley.com

or to such other address(es) as shall be furnished in writing by any such party to the other party hereto in accordance with the provisions of this Section 12.4.

12.5 Interpretation.

(a) Any matter set forth in any provision, subprovision, Section or subsection of the Seller Disclosure Schedule shall be deemed to be disclosed for each other provision, subprovision, Section or subsection of the Seller Disclosure Schedule to the extent it is reasonably apparent from the face of such disclosure that such disclosure is applicable to such other provision, subprovision, Section or subsection of the Seller Disclosure Schedule. No reference to or disclosure of any matter or item in this Agreement or in the Seller Disclosure Schedule shall be construed as an admission or indication that such matter or item is material or that such matter or item is required to be referred to or disclosed in this Agreement. Without limiting the foregoing, no such reference to or disclosure of a possible breach or violation of any Contract, Law or Judgment shall be construed as an admission or indication that a breach or violation exists or has actually occurred.

(b) All Exhibits annexed hereto or referred to herein, and the Seller Disclosure Schedule, are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in the Seller Disclosure Schedule, or in any Exhibit but not otherwise defined therein, shall have the meaning as defined in this Agreement.

(c) References to defined terms in the singular shall include the plural and references to defined terms in the plural shall include the singular.

(d) “Extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if.”

(e) The descriptive headings of the several Articles and Sections of this Agreement, the Table of Contents to this Agreement and the Seller Disclosure Schedule are inserted for convenience only, do not constitute a part of this Agreement and shall not affect in any way the meaning or interpretation of this Agreement.

(f) All references herein to “Articles,” “Sections,” “Exhibits” or “Schedules” shall be deemed to be references to Articles or Sections hereof or Exhibits or Schedules hereto unless otherwise indicated.

(g) The terms “hereof,” “herein,” “hereby” and derivative or similar words refer to this entire Agreement.

(h) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under the Accounting Standards.

(i) Any Proceeding that has been initiated, but with respect to which proper process has not been served on Seller or applicable Affiliate thereof shall be deemed to be “threatened” rather than “pending.”

(j) References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder.

(k) References to days shall be deemed to refer to calendar days, unless otherwise specified.

(l) The terms “include,” “includes,” and “including” are not limiting and shall be deemed to be followed by the words “without limitation.”

(m) Except where the context otherwise requires, wherever used, the word “or” is used in the inclusive sense (and/or).

(n) Any references in this Agreement to dollars, or to $, are expressed in the currency of the United States.

12.6 Limitation on Damages. Notwithstanding anything to the contrary contained in this Agreement (including in Article X or Article XI), to the maximum extent permitted by applicable Law, except to the extent payable to a Third Party pursuant to a Third Party Claim, in no event shall any party be liable in connection with this Agreement, the negotiation of this Agreement or the transactions contemplated hereby for special, incidental, exemplary, or punitive damages of any other party or for lost or opportunities, diminution in value, or for any damages calculated by reference to a multiplier of revenue, profits, EBITDA or similar methodology, whether or not caused by or resulting from the actions of such party or the breach of its covenants, agreements, representations or warranties hereunder and whether or not based on or in warranty, contract, tort (including negligence or strict liability) or otherwise.

12.7 Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

12.8 Entire Agreement. This Agreement, and the Exhibits and Seller Disclosure Schedule, the Confidentiality Agreements and the Ancillary Agreements constitute the entire understanding between the parties with respect to the subject matter hereof and thereof, and supersede all other understandings, negotiations discussions, conversations, representations and promises, whether written or oral, with respect to the subject matter hereof and thereof. The parties agree to define their rights, liabilities and obligations with respect to such understanding and the transactions contemplated hereby exclusively in contract pursuant to the express terms and provisions of the Transaction Agreements, and the parties expressly disclaim that they are owed any duties or are entitled to any remedies not expressly set forth in the Transaction Agreements. In the event of any conflict between the provisions of this Agreement (including the Seller Disclosure Schedule and Exhibits), on the one hand, and the provisions of the Confidentiality Agreements or the Ancillary Agreements (including the schedules and exhibits thereto), on the other hand, the provisions of this Agreement shall control.

12.9 Severability. Each provision of this Agreement is severable. In the event that any provision contained in this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any jurisdiction, (a) such provision shall be ineffective as to such jurisdiction to the extent of such invalidity, illegality or unenforceability without invalidating or affecting the remaining provisions hereof or affecting the validity, legality or enforceability of such provision in any other jurisdiction; and (b) the parties will reasonably endeavour to negotiate in good faith with a view to replacing it with one or more provisions which are not illegal, invalid or unenforceable and which differ from the replaced provision as little as possible, taking into account the substance and purpose of this Agreement.

12.10 Governing Law; Venue.

(a) This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York applicable to parties residing in New York, without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction).

(b) The parties hereby irrevocably and unconditionally consent to submit to the exclusive jurisdiction of the federal courts of the United States of America or the courts of the State of New York in each case located in the New York, New York, and any appellate court from any of such courts (the “Chosen Courts”), for any Proceeding arising out of or relating to this Agreement (but not relating to any other claims between the parties) (and the parties agree not to commence any Legal Proceeding relating to this Agreement except in the Chosen Courts), and further agree that service of any process, summons, notice or document by U.S. registered mail to the addresses set forth in Section 12.4 shall be effective service of process for any Legal Proceeding brought against the applicable party in any Chosen Court. The parties hereby irrevocably and unconditionally waive any objection to the laying of venue of any Legal Proceeding arising out of this Agreement in the Chosen Courts, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such Legal Proceeding brought in any such court has been brought in an inconvenient forum.

12.11 Waiver of Jury Trial. Each party hereby waives, to the fullest extent permitted by Law, any right it may have to a trial by jury in respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement, the Debt Commitment Letter or the transactions contemplated hereby or thereby or disputes relating hereto or thereto. Each party (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver and (b) acknowledges that it and the other party hereto have been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 12.11.

12.12 Amendments and Waivers. This Agreement may be amended, modified, superseded or canceled and any of the terms, covenants, representations, warranties or conditions hereof may be waived only by an instrument in writing signed by each of the parties or, in the case of a waiver, by or on behalf of the party waiving compliance. No course of dealing between the parties shall be effective to amend or waive any provision of this Agreement. Notwithstanding anything to the contrary contained herein, this Section 12.12 and Sections 12.2, 12.11, and 12.17 (or any other provision of this Agreement to the extent a waiver of such provision would modify the substance of the foregoing) may not be waived, in whole or in part, in a manner adverse to any Financing Source without the prior written consent of such adversely affected Financing Source.

12.13 Specific Performance. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that (a) the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement, and (b) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, neither Seller nor Purchaser would have entered into this Agreement. The parties agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law. The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 12.13 shall not be required to provide any bond or other security in connection with any such order or injunction.

12.14 Joint Drafting. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

12.15 Fulfillment of Obligations. Any obligation of any party to any other party under this Agreement or any of the Ancillary Agreements, which obligation is performed, satisfied or fulfilled completely by an Affiliate of such party, shall be deemed to have been performed, satisfied or fulfilled by such party.

12.16 Legal Representation and Privilege.

(a) Purchaser and Seller acknowledge and agree that the Law Firm has represented Seller and/or the Divesting Entities in connection with the negotiation, preparation, execution, delivery and performance of this Agreement and the Ancillary Agreements and the consummation of the Acquisition and the other transactions contemplated hereby and thereby, and that Seller, its Affiliates and their respective Representatives (the “Seller Group Members”) have a reasonable expectation that the Law Firm will represent them in connection with any Claim involving any Seller Group Member, on the one hand, and Purchaser, its Affiliates and their respective Representatives (the “Purchaser Group Members”), on the other hand, arising under this Agreement, the Ancillary Agreements or the Acquisition and the other transactions contemplated hereby and thereby. Purchaser hereby, on behalf of itself and the other Purchaser Group Members, irrevocably:

(i) acknowledges and agrees that any Attorney-Client Information arising from communications prior to the Closing between the Seller Group Members, on the one hand, and the Law Firm, on the other hand, are Excluded Assets, that the such Attorney-Client Information shall be deemed property of, and controlled solely by relevant the Seller Group Members, and that no Purchaser Group Member shall have any right to waive any attorney-client privilege, solicitor-client privilege or other right to confidentiality with respect to such Attorney-Client Information at any time after the Closing;

(ii) acknowledges and agrees that the Seller Group Members shall have the right to retain, or cause the Law Firm to retain, any such documentation or information in the possession of the Law Firm or such Seller Group Members at the Closing;

(iii) agrees not to knowingly access, control, retain, request or use any documentation or information constituting Attorney-Client Information;

(iv) disclaims the right to assert a waiver by any Seller Group Member with regard to the attorney-client privilege, solicitor-client privilege or other right to confidentiality with respect to such Attorney-Client Information solely due to the fact that such documentation or information is physically in the possession of any member of the Purchaser Group Members after the Closing; and

(v) consents to the Law Firm’s representation after the Closing of any Seller Group Member in any Claim that may relate to a Purchaser Group Member or the Acquisition and consents to and waives any conflict of interest arising therefrom without the need for any future waiver or consent.

(b) In the event that any Claim arises after the Closing between any Purchaser Group Member and a Person other than a Seller Group Member, such Purchaser Group Member shall not disclose any documentation or information that is subject to an attorney-client privilege or other rights of confidentiality referenced in this Section 12.16 without the prior written consent of Seller; provided, however, that if such Purchaser Group Member is required by judicial order or other legal process to make such disclosure, such Purchaser Group Member shall promptly notify Seller in writing of such requirement (without making disclosure) and shall provide Seller with such cooperation and assistance as shall be necessary to enable Seller to prevent disclosure by reason of such attorney-client privilege, solicitor-client privilege or other rights of confidentiality.

(c) In addition, Purchaser agrees that, while Attorney-Client Information is an Excluded Asset, it may be impractical to remove all Attorney-Client Information from the records (including electronic files) included in the Transferred Assets. Accordingly, Purchaser will not, and will cause each of the Purchaser Group Members not to, knowingly use any Attorney-Client Information remaining in the records included in the Transferred Assets after Closing in any manner. Purchaser agrees not to, and to cause each of the Purchaser Group Members not to, knowingly search for or use any Attorney-Client Information existing in the electronic backup systems, electronic files or other books and records included in the Transferred Assets after the Closing, the existence of any Attorney-Client Information in the Purchaser Group Members’ possession after the Closing shall not be deemed a waiver of the privilege related to such Attorney-Client Information, and the parties agree to take all reasonable steps necessary to ensure such privilege shall survive the Closing.

(d) This Section 12.16 is for the benefit of the Seller Group Members and such Persons are intended third-party beneficiaries of this Section 12.16.

12.17 Financing Sources. Notwithstanding anything in this Agreement to the contrary, each of the parties:

(a) agrees that any proceeding, whether in Law or in equity, whether in contract or in tort or otherwise, involving the Financing Sources, arising out of or relating to, this Agreement, the Debt Financing and/or any of the agreements (including the Debt Commitment Letter) entered into in connection with the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof, and each Party irrevocably submits itself and its property with respect to any such proceeding to be the exclusive jurisdiction of such court;

(b) agrees that all claims or causes of action (whether at law, in equity, in contract, in tort or otherwise) against any Financing Source in any way relating to any Debt Commitment Letter or the performance thereof or the financings contemplated thereby, including the Debt Financing, shall be governed by the Laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the Laws of another state);

(c) without limiting the rights of Purchaser under the Debt Commitment Letter and/or any right or remedy available to any person under the definitive documentation governing the Debt Financing, agrees not to bring or support or permit any of its Affiliates to bring or support any proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Source in any way arising out of or relating to, this Agreement, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any federal or state court in the Borough of Manhattan, New York, New York;

(d) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such proceeding in any such court;

(e) knowingly, intentionally and voluntarily waives, to the fullest extent permitted by applicable law, trial by jury in any proceeding brought against any Financing Source in any way arising out of or relating to this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder;

(f) without limiting the rights of Purchaser under the Debt Commitment Letter and/or any right or remedy available to any person under the definitive documentation governing the Debt Financing, agrees that none of the Financing Sources will have any liability to Seller, the Divesting Entities or the Seller Group Members or any of their respective Affiliates (in each case, other than Purchaser) relating to or arising out of this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise;

(g) agrees that the Financing Sources are express third party beneficiaries of, and may enforce, the foregoing agreements in this Section 12.17 and such provisions (and any other provision of this Agreement to the extent an amendment, supplement, waiver or other modification of such provision would modify the substance of this Section) shall not be amended in any way adverse to any Financing Source without the prior written consent of each related Financing Source; and

(h) agrees that this Section 12.17 shall survive the termination of this Agreement and remain valid and binding obligations of the parties hereto.

[Signature page follows]

IN WITNESS WHEREOF, Seller and Purchaser have duly executed this Agreement as of the date first written above.

RENESAS ELECTRONICS AMERICA INC.

By:	/s/ Shuhei Shinkai
Name: Shuhei Shinkai Title: Authorized Signatory

SITIME CORPORATION

By:	/s/ Rajesh Vashist
Name: Rajesh Vashist Title: Chief Executive Officer

[Signature Page to Asset Purchase Agreement]